



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934 (AMENDMENT NO.)

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[ ] Soliciting Material Pursuant to Section 240.14a-12

MOLEX INCORPORATED

(Name of registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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(Cover)

MOLEX INCORPORATED

2222 Wellington Court
Lisle, Illinois 60532
(630) 969-4550

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

October 28, 2005

To the Stockholders of
MOLEX INCORPORATED

Notice is hereby given that the annual meeting of the stockholders of Molex Incorporated, a Delaware corporation, will be held in the Symposium Theater at the Wyndham Hotel located at 3000 Warrenville Road, Lisle, Illinois, on Friday, October 28, 2005 at 10:00 a.m. Central Daylight Time for the following purposes:

1. To elect four Class III members of the board of directors for a term of three years and one Class I member of the board of directors for a term of one year.

2. To adopt the Amended and Restated 1998 Molex Stock Option and Restricted Stock Plan.

3. To adopt the 2005 Molex Employee Stock Award Plan.

4. To adopt the 2005 Molex Employee Stock Purchase Plan.

5. To adopt the 2005 Molex Incentive Stock Option Plan.

6. To adopt the Amended and Restated 2000 Molex Long-Term Stock Plan.

7. To ratify the appointment of Ernst & Young LLP as the independent auditors of the Company for the fiscal year ending June 30, 2006.

8. To transact such other business as may properly come before the meeting, or any adjournments or postponements thereof.

The board of directors has fixed the close of business on September 2, 2005 as the record date for determination of the stockholders entitled to notice of and to vote at the meeting, and only stockholders of record at the close of business on said date will be entitled to notice of and to vote at the meeting. A list of all stockholders entitled to vote is on file at the principal executive offices of the Company, 2222 Wellington Court, Lisle, Illinois 60532.

A proxy card, proxy statement and the Annual Report of Molex Incorporated are enclosed with this notice. (See Important Note below.) The Annual Report is not part of the proxy soliciting materials.

Regardless of whether or not you plan to attend the meeting, it is important that your shares are represented and voted. Accordingly, you are requested to complete and sign the enclosed proxy card and return it in the enclosed envelope.

September 23, 2005

By Order of the Board of Directors
MOLEX INCORPORATED

Louis A. Hecht, Secretary

IMPORTANT NOTE:	*Only holders of Common Stock or Class B Common Stock are entitled to vote. If you hold only Class A Common Stock, you are not entitled to vote and you should not be receiving a proxy card.*

(Proxy Statement)

TABLE OF CONTENTS

INFORMATION ABOUT THE MEETING   **1**

SOLICITATION AND REVOCATION OF PROXIES   1

VOTING RIGHTS AND PROCEDURES   2

INFORMATION ABOUT THE DIFFERENT CLASSES OF MOLEX STOCK   **3**

DESCRIPTION OF THE THREE DIFFERENT CLASSES OF STOCK   3

SHARES OUTSTANDING ON THE RECORD DATE   3

INFORMATION ABOUT WHO OWNS MOLEX'S STOCK   **4**

SECURITY OWNERSHIP OF DIRECTORS, MANAGEMENT AND CERTAIN BENEFICIAL OWNERS   4

STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS AND DIRECTORS   6

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE   7

INFORMATION ABOUT CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS   **8**

ORGANIZATION AND ELECTION OF THE BOARD OF DIRECTORS   8

BOARD INDEPENDENCE   8

MEETINGS AND DIRECTOR ATTENDANCE   9

PROCESS FOR NOMINATING BOARD CANDIDATES   9

RESTRICTIONS AND OTHER CONDITIONS FOR CONTINUING BOARD SERVICE   10

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS   10

COMMITTEES OF THE BOARD OF DIRECTORS   11

DIRECTORS' COMPENSATION   12

CODE OF ETHICS AND CONDUCT   12

PROPOSAL NO. 1: ELECTION OF DIRECTORS   **13**

PROPOSAL NO. 2: ADOPTION OF THE AMENDED AND RESTATED 1998 MOLEX STOCK OPTION AND RESTRICTED STOCK PLAN   **16**

PROPOSAL NO. 3: ADOPTION OF THE MOLEX EMPLOYEE STOCK AWARD PLAN   **21**

PROPOSAL NO. 4: ADOPTION OF THE 2005 MOLEX EMPLOYEE STOCK PURCHASE PLAN   **23**

PROPOSAL NO. 5: ADOPTION OF THE 2005 MOLEX INCENTIVE STOCK OPTION PLAN   **26**

PROPOSAL NO. 6: ADOPTION OF THE AMENDED AND RESTATED 2000 MOLEX LONG-TERM STOCK PLAN   **31**

PROPOSAL NO. 7: RATIFICATION OF THE INDEPENDENT AUDITORS   **36**

MOLEX'S INDEPENDENT AUDITORS   36

REPORT OF THE AUDIT COMMITTEE   36

AUDITOR TRANSITION   38

INDEPENDENT AUDITOR'S FEES   38

INFORMATION ABOUT COMPENSATION AND EXECUTIVE OFFICER TRANSACTIONS   **41**

SUMMARY COMPENSATION TABLE   41

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2005 AND YEAR-END OPTION VALUES   42

OPTION GRANTS IN FISCAL YEAR 2005   43

EQUITY COMPENSATION PLAN INFORMATION   44

CERTAIN TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS   45

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION   47

STOCKHOLDER RETURN PERFORMANCE PRESENTATION   **51**

OTHER INFORMATION   **52**

<u>APPENDICES</u>

APPENDIX A - AMENDED AND RESTATED 1998 MOLEX STOCK OPTION AND RESTRICTED STOCK PLAN   A-1

APPENDIX B - 2005 MOLEX STOCK AWARD PLAN   B-1

APPENDIX C - 2005 MOLEX INCORPORATED EMPLOYEE STOCK PURCHASE PLAN   C-1

APPENDIX D - 2005 MOLEX INCENTIVE STOCK OPTION PLAN   D-1

APPENDIX E - AMENDED AND RESTATED 2000 MOLEX-LONG-TERM STOCK PLAN   E-1

APPENDIX F - EXCERPTS FROM FORMS 8-K AND 8-K/A FILED 11/18/04 AND 12/01/04   F-1

MOLEX INCORPORATED
2222 Wellington Court
Lisle, Illinois 60532

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
To Be Held October 28, 2005

September 23, 2005

INFORMATION ABOUT THE MEETING

SOLICITATION AND REVOCATION OF PROXIES

General Information

We are providing these proxy materials in connection with the solicitation of proxies by and on behalf of the board of directors of Molex Incorporated (**"Molex"** or the **"Company"**) for use at the Annual Meeting of Stockholders to be held on Friday, October 28, 2005, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and at any adjournments or postponements thereof. Any stockholder giving a proxy has the power to revoke it at any time prior to its exercise by executing a subsequent proxy card, by notifying the Corporate Secretary of Molex of such revocation in a written notice received by him at the above address prior to the Annual Meeting of Stockholders or by attending the Annual Meeting of Stockholders and voting in person. In addition to solicitation of proxies by mail, certain officers, directors and regular employees of Molex, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram, telecopier, e-mail or by personal contacts. This Proxy Statement and proxy card are first being mailed to stockholders on or about September 23, 2005.

Multiple Stockholders Having the Same Address

We have adopted the procedure, approved by the Securities and Exchange Commission (**"SEC"**) called "house holding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our annual report and proxy statement, unless one or more of these stockholders notifies us that they wish to receive individual copies. If you or other residents at your mailing address own shares of any class of Molex stock, you should have received a notice advising you that your household will be sent only one annual report and proxy statement. If you did not return the "opt-out" card attached to the notice, you were deemed to have consented to such process, which means that you will receive only one copy of the annual report and proxy statement to your address. You may revoke your consent at any time upon written request by sending your name, the name of your brokerage firm (if you are holding stock in "street name"), and your account number to Automatic Data Processing, Inc.-Investor Communication Services, 51 Mercedes Way, Edgewood, NY 11717. The revocation will be effective 30 days following its receipt.

Any stockholder may have a copy of the annual report and/or proxy statement sent by mailing their written request to Shareholder Services at the address printed on the top of this page or calling (630) 527-4447. If you are receiving multiple copies of the annual report and proxy statement at your address and would like to receive only one copy, please contact us at the foregoing address or phone number.

Proxy Solicitation Expenses

All expenses in connection with the solicitation, including postage, printing, handling and the actual expenses incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding these proxy materials to beneficial owners, will be paid by Molex.

1

VOTING RIGHTS AND PROCEDURES

Determination of a Quorum

The presence at the meeting, in person or by proxy, of a majority of the outstanding shares of each of the Common Stock and Class B Common Stock classes entitled to vote will constitute a quorum at the meeting. Abstentions, broker "non-votes" and withheld votes are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Election of Directors

Directors are elected by a plurality of the vote of the shares of the Common Stock and the Class B Common Stock voting together as a class. The nominees who receive the most votes will be elected. Abstentions, withheld votes and broker "non-votes" will not be taken into account and will have no effect in determining the outcome of the election.

When electing directors, the holders of the shares of Common Stock and the holders of the shares of Class B Common Stock have non-cumulative voting rights. This means that the holders of a majority of shares of the Common Stock and Class B Common Stock taken together, represented and entitled to vote at a meeting where a quorum is present can elect all of the directors if they choose to do so. In such an event, the holders of the remaining shares will not be able to elect any person or persons to the board of directors.

Proposals Other Than the Election of Directors

Subject to certain conditions, all matters, other than the election of directors, submitted to a vote of all the stockholders at the Annual Meeting must be approved *separately* by both the holders of a majority of the shares of the Common Stock entitled to vote on the subject matter and present in person or by proxy, voting as a class, and by the holders of a majority of the shares of the Class B Common Stock entitled to vote on the subject matter and present in person or by proxy, voting as a class. Abstentions will have the same effect as votes against all proposals (other than the election of directors) presented to the stockholders. A broker "non-vote" will not be considered entitled to vote as to such matters at the Annual Meeting, will not be counted as a vote for or against any matter and, accordingly, will have no effect on the outcome of any proposal presented to the stockholders.

2

INFORMATION ABOUT THE DIFFERENT CLASSES OF MOLEX STOCK

DESCRIPTION OF THE THREE DIFFERENT CLASSES OF STOCK

Molex has three classes of common stock. They are Common Stock, par value $.05 per share (**"Common Stock"**), Class A Common Stock, par value $.05 per share (**"Class A Common Stock"**), and Class B Common Stock, par value $.05 per share (**"Class B Common Stock"**).

Voting Stock: Common Stock and Class B Common Stock

The holders of Common Stock and Class B Common Stock are entitled to one vote per share upon each matter submitted to the vote of the stockholders and, subject to conditions set forth in greater detail below, vote separately as a class as to all matters except the election of the board of directors. With respect to the election of directors, the holders of Common Stock and Class B Common Stock vote together as a class.

The right of the Class B Common stockholders to vote separately as a class is subject to applicable law and exists for so long as at least 50% of the authorized shares of the Class B Common Stock are outstanding. As of the Record Date, 64.5% of the authorized shares of Class B Common Stock were outstanding.

Non-Voting Stock: Class A Common Stock

The holders of Class A Common Stock have the same liquidation rights and the same rights regarding dividends as the holders of Common Stock or the Class B Common Stock. However, the holders of Class A Common Stock have no voting rights except as otherwise required by law or under certain circumstances. For example, under Delaware General Corporation Law, any amendments to Molex's Certificate of Incorporation changing the number of authorized shares of any class, changing the par value of the shares of any class, or altering or changing the powers, preferences, or special rights of the shares of any class so as to adversely affect them, including the Class A Common Stock, would require the separate approval of the class so affected, as well as the approval of all classes entitled to vote thereon, voting together.

Class A Common Stock would automatically convert into Common Stock on a share-for-share basis any time upon the good faith determination by Molex's board of directors that either of the following events has occurred: (i) the aggregate number of outstanding shares of Common Stock and Class B Common Stock together is less than 10% of the aggregate number of outstanding shares of Common Stock, Class B Common Stock and Class A Common Stock together; or (ii) any person or group, other than one or more members of the Krehbiel Family (as defined in Molex's Certificate of Incorporation), becomes or is the beneficial owner of a majority of the outstanding shares of Common Stock.

SHARES OUTSTANDING ON THE RECORD DATE

Only voting stockholders of record at the close of business on September 2, 2005 (the **"Record Date"**) are entitled to notice of and to vote at the Annual Meeting of Stockholders or any adjournments or postponements thereof. As of the close of business on the Record Date, there were outstanding

100,942,944	shares of Common Stock
87,494,778	shares of Class A Common Stock
94,255	shares of Class B Common Stock

INFORMATION ABOUT WHO OWNS MOLEX STOCK

SECURITY OWNERSHIP OF DIRECTORS, MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth the outstanding equity securities of Molex beneficially owned as of the Record Date by each director, nominee for director, the named executive officers listed in the Summary Compensation Table, all directors, nominees and executive officers as a group and all other persons who are known to Molex to be the beneficial owner of more than five percent of any class of voting securities. The persons named hold sole voting and investment power with respect to the shares of equity securities listed below, unless otherwise indicated. The amounts set forth in the following table reflect all of the stock dividends declared and issued to stockholders through the Record Date.

Name and Address of Beneficial Owner	Nature of Ownership	Number of Shares (a)			Phantom Stock Units (b)
		Common Stock	Class B Common Stock	Class A Common Stock	
F. A. Krehbiel (c)	Direct	2,811,717	41,949.5	1,598	-
2222 Wellington Ct.	Partnership/Trustee (d)	21,453,690	-	4,956	
Lisle, IL 60532	Options (e)	-	-	55,003	
	Indirect (f)	3,581,931	5,103	117,010	
	Percent of Class	27.7%	49.9%	*	
	Percent of All Voting Securities		27.7%		
J. H. Krehbiel, Jr. (c)	Direct	10,231,907	41,949.5	6,009,940	-
2222 Wellington Ct.	Partnership/Trustee (d)	21,453,690	-	4,956	
Lisle, IL 60532	Options (e)	-	-	55,003	
	Indirect (f)	703,981	850	382,739	
	Percent of Class	32.2%	45.4%	7.4%	
	Percent of All Voting Securities		32.8%		
F. L. Krehbiel (c)	Direct	957,236	1,701	601,184	-
2222 Wellington Ct.	Options (e)	-	-	6,501	
Lisle, IL 60532	Percent of Class	1.0%	1.8%	*	
	Percent of All Voting Securities		1.0%		
Krehbiel Limited	Direct	21,407,343	-	-	-
Partnership (c)(d)	Percent of Class	21.3%			
2222 Wellington Ct.	Percent of All Voting Securities		21.3%		
Lisle, IL 60532					
J. J. King	Direct	231,627	-	59,905	-
	Indirect (f)	733	-	5,208	
	Options (e)	125,000	-	711,040	
	Percent of Class	*		*	
M. P. Slark	Direct	184,547	-	38,539	-
	Indirect (f)	643	-	9,641	
	Options (e)	292,502	-	368,542	
	Percent of Class	*		*	
G. Tokuyama	Direct	12,500	-	40,030	-
	Indirect (f)	72	-	88	
	Options (e)	-	-	245,000	
	Percent of Class	*		*	
W. W. Fichtner	Direct	2,699	-	10,537	-
	Indirect (f)	-	-	15	
	Options (e)	-	-	311,915	
	Percent of Class	*		*	
R. B. Mahoney	Direct	15,988	-	50,353	-
	Indirect (f)	-	-	14	
	Options (e)	-	-	300,972	
	Percent of Class	*		*	
Robert J. Potter	Direct	13,314	-	-	44,421
	Options (e)	-	-	10,118	
	Percent of Class	*		*	
Edgar D. Jannotta (g)	Direct	101,391	-	46,720	41,360
	Retirement Account	-	-	19,071	
	Options (e)	-	-	10,118	
	Percent of Class	*		*	

4

		Number of Shares (a)			
Name and Addressof Beneficial Owner	Nature of Ownership	Common Stock	Class B Common Stock	Class A Common Stock	Phantom Stock Units (b)
Donald G. Lubin	Direct	6,817	-	5,262	17,258
	Retirement Account	2,666	-	3,812	
	Options (e)	-	-	6,618	
	Percent of Class	*		*	
Masahisa Naitoh	Direct	9,041	-	-	-
	Options (e)	-	-	6,618	
	Percent of Class	*		*	
Michael J. Birck	Direct	12,460	-	-	15,385
	Options (e)	-	-	6,618	
	Percent of Class	*		*	
Douglas K. Carnahan	Direct	3,906	-	3,750	17,126
	Options (e)	-	-	5,000	
	Percent of Class	*		*	
Joe W. Laymon	Direct	-	-	-	3,547
	Options (e)	-	-	200	
	Percent of Class	*		*	
Michelle L. Collins	Direct	-	-	-	1,731
	Options (e)	-	-	200	
	Percent of Class	*		*	
David L. Landsittel	Direct	-	-	-	-
	Options (e)	-	-	-	
	Percent of Class	*		*	
All Directors and Executive	Direct and Indirect	40,501,881	91,553	7,448,292	137,281
Officers as a group, comprising	Options (e)	318,673	-	1,700,283	
22 persons including those	Percent of Class	40.4%	97.1%	10.3%	
listed above	Percent of All Voting Securities		40.5%		
GE Asset Management	Investment Advisor	-	-	15,037,995	
Incorporated("GE") (h)	Percent of Class			17.2%	
3135 Easton Turnpike					
Fairfield, CT 06431					
Barclays Global Investors, NA (i)	Principal Owner	5,392,074	-	-	
45 Fremont Street	(Bank) in a Group				
San Francisco, CA 94105	Percent of Class	5.4%			
	Percent of All Voting Securities		5.4%		
AMVESCAP PLC (j)	Investment Advisor			10,700,141	
11 Devonshire Square	Percent of Class			12.2%	
London EC2M 4YR					
England					
FMR Corp. (k)	Investment Advisor Holding Company	6,195,298			
82 Devonshire Str.	Percent of Class	6.2%			
Boston, MA 02109	Percent of All Voting Securities		6.2%		

* Denotes less than 1% of the outstanding shares.

(a) In the election of directors, each holder of Common Stock or Class B Common Stock is entitled to one vote for each share registered in his or her name without distinction as to class of stock. Class A Common Stock is generally nonvoting.

(b) These are the phantom stock units credited to outside directors pursuant to the Molex Incorporated Deferred Compensation Plan described in greater detail on page 11. The units cannot be converted into shares of any class of Molex stock, but are settled based on the number of units multiplied by the fair market value of the Common Stock on the date of distribution. Of the units reported for Mr. Potter and Mr. Jannotta, 9,426 units and 5,198 units, respectively, track the value of the Class A Common Stock.

(c) J. H. Krehbiel, Jr. and F. A. Krehbiel are brothers. F. L. Krehbiel is the son of J. H. Krehbiel, Jr. who with his father and uncle collectively comprise the **"Krehbiel Family"**. As of the Record Date, the Krehbiel Family exercises voting power with respect to 39,740,462 shares of Common Stock (39.5% of the number outstanding); 91,553 shares of Class B Common Stock (97.1% of the number outstanding); and 39,832,015 shares of all the voting securities (39.6% of the number outstanding). In addition, the Krehbiel Family beneficially owns 7,233,934 shares of Class A Common Stock (including stock options exercisable within 60 days) representing 8.3% of the outstanding shares of this class of stock.

(d) J. H. Krehbiel, Jr., F. A. Krehbiel and the J. H. Krehbiel Trust (the **"Trust"**) are each general partners and limited partners of the Krehbiel Limited Partnership (the **"Partnership"**) and share the power to vote and dispose of the 21,407,343 shares of Common Stock held by the Partnership. Pursuant to the Partnership agreement, all voting of the Partnership shares must be done with the unanimous consent of the partners. J. H. Krehbiel, Jr. and F. A. Krehbiel are co-trustees of the Trust in which they each share an equal beneficial interest. As trustees of the Trust, they share the power to vote and dispose of the 46,347 shares of Common Stock and the 4,956 shares of Class A Common Stock. For purposes of computing the percent of a class or the percent of all voting securities owned by each of the individual members of the Krehbiel Family, the shares of the Partnership and the Trust have been included.

(e) Shares of Common Stock and Class A Common Stock subject to stock options that may be exercised within 60 days of the Record Date. For the purpose of computing the percent of class owned by officers and directors individually and as a group, the shares that could be acquired within said 60-day period have been deemed to be outstanding as to that individual or group regardless of whether they are actually outstanding.

(f) Certain shares have been reported as "Indirect", which are included in the table above. These shares are owned by members of a household or family, either individually or jointly with the named person, or held in the capacity of trustee or custodian for the benefit of others. As to these shares, the persons above expressly disclaim beneficial ownership and/or personal beneficial interest therein. For purposes of computing the percent of class or the percent of all voting securities, the shares held by a trustee or custodian have not been included as being owned by an individual beneficiary, but have been included as being owned by the trustee or custodian who exercises voting power.

(g) William Blair & Company LLC has served as an investment banking advisor to Molex and has been a market maker for the Common Stock and Class A Common Stock for a number of years. The shares of the Common Stock and Class A Common Stock shown above as owned by Mr. Jannotta do not include shares held by William Blair & Company LLC in its trading account, in its capacity as a market maker, or over which William Blair & Company LLC has voting or investment power in its capacity as a fiduciary.

(h) As reported in a Schedule 13G filed with the SEC on February 14, 2005, 15,037,995 shares represent the total number of shares of Class A Common Stock of which GE Asset Management Incorporated (**"GEAM"**) may be deemed the beneficial owner. The total number of shares includes 3,66,537 shares beneficially owned by General Electric Pension Trust (**"GEPT"**) over which GEAM shares voting control and the power of disposition and 161,100 shares beneficially owned by GE Frankona Rückversicherungs AG (**"GEFR"**) over which GEAM shares voting control and the power of disposition. The total number of shares also includes 11,210,358 shares beneficially owned by certain entities and accounts to which GEAM acts as an investment advisor and over which it has sole voting control and power of disposition. Each of GEAM, GEPT and GEFR disclaims that it is a member of a "group", and General Electric Company disclaims beneficial ownership of these shares.

(i) As reported in a Schedule 13G filed with the SEC on February 14, 2005, 5,392,074 shares represent the total number of shares of Common Stock beneficially owned by Barclays Global Investors, NA (**"BGI"**), Barclays Global Fund Advisors (**"BGFA"**), Barclays Global Investors, Ltd. (**"BGIL"**), Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Life Assurance Company, Ltd. (**"BLAC"**), Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Inc, Barclays Capital Limited, Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Private Bank & Trust (Jersey) Limited, Barclays Bank Trust Company Limited, Barclays Bank (Suisse) SA, Barclays Private Bank Limited, Bronco (Barclays Cayman) Limited, Palimino Limited, and HYMF Limited. These entities have the sole power to vote with respect to 4,740,439 shares and sole power to dispose of 5,392,074 shares. The total number of shares beneficially owned by BGI is 4,372,707 shares over which BGI exercises sole voting control with respect to 3,774,148 shares and the sole power of disposition with respect to 4,372,707 shares. The total number of shares beneficially owned by BGFA is 669,086 over which BGFA exercises sole voting control with respect to 623,601 shares and the sole power of disposition with respect to 669,086 shares. The total number of shares beneficially owned by BGIL is 338,331 over which BGIL exercises sole voting control with respect to 330,740 shares and the sole power of disposition with respect to 338,331 shares. The total number of shares beneficially owned by BLAC is 11,950 over which BLAC exercises sole voting control and the power of disposition with respect to 11,950 shares.

(j) As reported in a Schedule 13G filed on February 15, 2005, 10,700,141 shares represent the total number of Shares of Class A Common Stock over which AMVESCAP PLC (**"AMVESCAP"**) has sole voting power and sole dispositive power, includes 10,562, 419 shares held by AIM Funds Management, Inc., 108,000 shares held by INVESCO Asset Management Ireland Limited and 29,722 shares held by Stein Roe Investment Counsel, Inc. AMESCAP disclaims beneficial ownership of such shares.

(k) As reported in a Schedule 13G filed on February 14, 2005, 6,195,298 shares represents the total number of shares of Common Stock of which FMR Corp. (**"FMR"**) may be deemed the beneficial owner. The total number of shares includes 5,577,880 shares beneficially owned by Fidelity Management & Research Company as a result of its acting as investment adviser to various investment companies, 367,318 shares beneficially owned by Fidelity Management Trust Company as a result of its serving as investment manager of institutional accounts and 250,100 shares beneficially owned by Fidelity International Limited a result of its providing investment advisory and management services to a number of non-U.S. investment companies.

STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS AND DIRECTORS

The stock ownership guidelines for executive officers are expressed in terms of the ratio of the value of the stock owned to the base salary. The stock ownership ratio that has been set for executive officers is at least two, subject to the following exceptions: someone who is retiring within the next three years; someone who is a newly appointed executive officer of Molex will have five years to achieve the specified ratio; or special circumstances, e.g., someone who, in the opinion of the Nominating and Corporate Governance Committee, would suffer hardship.

The outside directors have the opportunity to obtain Molex stock or its equivalent by acquiring shares in the open market, exercising stock options granted to them on an annual basis, and/or participating in the Deferred Compensation Plan that pays cash based upon the value of phantom stock units that tracks the value of Molex stock as described in greater detail below in the section entitled "DIRECTORS' COMPENSATION." The outside directors have stock ownership guidelines expressed in terms of shares of Molex stock or phantom stock units rather than a ratio. With the exception of hardship, the outside director stock ownership guidelines are, after 3 years, 500 shares/units and, after 6 years, 1,000 shares/units.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Molex's directors and executive officers, among others (**"Reporting Persons"**), to file reports of Molex stock ownership and changes in Molex stock ownership with the SEC and The Nasdaq Stock Market, Inc. Persons subject to §16 are required by SEC regulations to furnish Molex with copies of all §16(a) reports that they file. As a matter of practice, Molex's staff assists Molex's executive officers and directors in preparing and filing these reports. Based solely on its review of the copies of such reports furnished to Molex and on written representations, Molex believes that during the last fiscal year, the Reporting Persons filed the required reports on a timely basis under §16(a) except that, during fiscal year 2005, D. K. Carnahan filed an amended Form 4 to correct a inadvertent error regarding the amount of phantom stock credited to his deferred compensation account. Mr. Carnahan's original Form 4 was filed timely; however, the amended Form 4 was filed four business days after the filing of the original Form 4.

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INFORMATION ABOUT
CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

ORGANIZATION AND ELECTION OF THE BOARD OF DIRECTORS

Under the by-laws of Molex, the board of directors can set the number of directors between six and fifteen. As a matter of policy, the board of directors has decided that the number of directors should be not less than 12 or more than 15 directors. Currently, the board of directors comprises 13 members who are divided into three classes with staggered terms. Specifically, the board of directors is divided into Class I, Class II and Class III directors, with one class to be elected each year. As a result, Molex stockholders elect approximately one-third of the board of directors each year at the annual meeting of stockholders for a term expiring at the third meeting following their election.

Vacancies on the board of directors may occur due to a number of reasons including, death, resignation, removal or expanding the size of the board of directors. Under Molex's by-laws, the board of directors has the authority to fill any vacancy until the next Annual Stockholders' Meeting when the stockholders will vote on the candidate(s).

Molex's board of directors has created four committees to perform certain functions. A description of these committees and their responsibilities are set forth below in the section entitled "COMMITTEES OF THE BOARD OF DIRECTORS."

BOARD INDEPENDENCE

Under the applicable rules of The Nasdaq Stock Market, Inc. (**"Nasdaq Rules"**), there are certain requirements and qualifications that the board of directors must have. For example, the Nasdaq Rules require that the full board of directors have the responsibility of determining the "independence" of the members of the board of directors. The definition of "independence" under the Nasdaq Rules includes a series of objective minimum tests, such as that a director is not an employee of the company and has not engaged in various types of business dealings with the company. Molex has adopted a more stringent test regarding the quantitative nature of any business relationship than required under the Nasdaq Rules. In order to be deemed independent, a director cannot be affiliated with a business organization that either paid or received payments to or from Molex during any one of the past three fiscal years that exceed 2% (rather than the 5% required by Nasdaq) of the recipient's gross revenues for that year or $200,000, whichever is more (subject to certain exceptions). In addition, as required by the Nasdaq Rules, the Board has made the subjective determination as to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the company with regard to each director's business and personal activities as they relate to Molex and Molex's management.

In July of 2005, the board of directors determined that eight outside directors of Molex are "independent", forming an independent majority as required under the Nasdaq Rules. The names of the independent members of Molex's board of directors are:

- Michael J. Birck
- Douglas K. Carnahan
- Michelle L. Collins
- Edgar D. Jannotta

- David L. Landsittel
- Joe W. Laymon
- Masahisa Naitoh
- Robert J. Potter

The Nasdaq Rules also require that the members of the Compensation Committee and the Nominating and Corporate Governance Committee be independent as defined above. The level of independence for members of the Audit Committee is higher than that required for the other independent board or committee members. The board of directors determined that all the members of the Compensation Committee and the Nominating and Corporate Governance Committee are independent and that all three of the outside directors comprising the Audit Committee have met the higher independent standards and the other requirements set forth in greater detail in the section entitled "COMMITTEES OF THE BOARD OF DIRECTORS."

8

MEETINGS AND DIRECTOR ATTENDANCE

During the last fiscal year, there were 12 meetings of the board of directors and one unanimous written consent. The independent members of the board of directors meet regularly in executive session without the presence of management or inside directors three times every year at the conclusion of each scheduled quarterly meeting except the meeting held in October. Although Molex has no formally designated "Lead Director", the Chairman of the Nominating and Corporate Governance Committee acts as Chairman for these executive sessions.

During last fiscal year, each director attended at least 75% of the aggregate of the total number of meetings of the board of directors and committees on which he or she served.

Molex's corporate governance guidelines require the members of the board of directors to make every reasonable effort to attend Molex Annual Stockholders' Meeting. Last year, all the members of the board of directors were present.

PROCESS FOR NOMINATING BOARD CANDIDATES

An updated publication of the Nominating and Corporate Governance Committee (**"NCGC"**) charter containing the most current qualifications and procedures for nominating director candidates is available on Molex's Web site, www.molex.com, by first clicking on "Investors", then "Corporate Governance" and "Nominating and Corporate Governance Committee Charter."

Board Qualifications

The minimum qualifications sought by Molex for members of the Board of directors are described in Exhibit A to the NCGC charter available on Molex's Web site at www.molex.com. Generally, candidates are selected on the basis of outstanding achievement in their professional careers, broad experience, wisdom, personal and professional integrity, their ability to make independent, analytical inquiries, and their experience with and understanding of the business environment in which Molex operates.

Procedures for Identifying and Evaluating Director Candidates

The "Procedures for Identifying and Evaluating Candidates for Director" are set forth in Exhibit B to the NCGC charter available on Molex's Web site at www.molex.com. As a general statement of policy, the written procedure provides:

> "The Company is of the view that the continuing service of qualified incumbents promotes stability and continuity in the boardroom, contributing to the Board's ability to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company's affairs that its directors have accumulated during their tenure. Accordingly, the process of the Committee for identifying nominees shall reflect the Company's practice of re-nominating incumbent directors who continue to satisfy the Committee's criteria for membership on the Board, whom the Committee believes continue to make important contributions to the Board and who consent to continue their service on the Board."

The NCGC will identify and/or solicit recommendations for new candidates when there is no qualified and available incumbent. The NCGC has the authority to retain a third party, such as a professional recruiter, to assist in identifying qualified candidates. Professional services of this kind have been used in the past.

Procedures for Shareholders Submitting Nominating Recommendations

The "Procedures for Shareholders Submitting Nominating Recommendations" are set forth in Exhibit C to the NCGC charter available on Molex's Web site at www.molex.com. The procedures cover the timing, manner and address for submission, information concerning the recommending stockholder(s) and information concerning the proposed nominee. Shareholders may recommend candidates by writing to the Secretary of Molex at 2222 Wellington Court, Lisle, IL 60532. Among other things, the recommendation must include the following information:

- Information concerning the recommending stockholders as set forth in the procedures.

- Information concerning the proposed nominee including qualifications and any relationships he/she may have with the recommending stockholders or Molex management as set forth in the procedures.

Properly submitted stockholder recommendations will be evaluated with the same criteria as candidates that are recommended internally. The procedures state "Acceptance of a recommendation does not imply that the NCGC will nominate the recommended candidate."

RESTRICTIONS AND OTHER CONDITIONS FOR CONTINUING BOARD SERVICE

Removal for Cause

Section 141(k) of the Delaware General Corporation Law (**"§141(k)"**) provides that directors serving on a classified board cannot be removed without cause, unless the certificate of incorporation provides otherwise. Molex's Certificate of Incorporation does not prohibit the application of §141(k) to its board of directors. Therefore, the stockholders of Molex cannot remove incumbent directors from office without a valid reason for doing so under Delaware law.

Limitations on the Number of Additional Boards on Which Molex Directors May Serve

Aside from removal for cause, Molex has issued guidelines regarding continued service on the board of directors. Because of the increasing demands of public board service, the number of additional public company boards of directors on which Molex directors may serve is limited as follows:

- Outside directors shall be limited to service on three other public company boards of directors.

- The Chief Executive and Chief Operating Officers shall each be limited to service on two other public company boards of directors.

Change of Employment

Any member of the board of directors whose principal job changes is required to submit his or her resignation. Depending upon whether the change of employment is deemed to affect an individual's qualifications or desirability to serve on Molex's board of the directors, the board of directors, in its discretion, may accept the resignation.

Term Limits and Retirement

Molex has decided not to impose term limits or mandatory retirement requirements. Molex is in a specialized global industry that is not easily understood. The experience obtained at Molex over a prolonged period through different business cycles in the marketplace is an extremely valuable asset. It is the judgment of the board of directors that the experience acquired over a long tenure with Molex outweighs any potentially negative consequences for not having term limits or a mandatory retirement age.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The "Procedures for Shareholder Communications With Directors" are set forth in Exhibit D to the NCGC Charter available on Molex's Web site at www.molex.com. The procedures set forth where to address communications and how the communications will be handled. Any communications to the Board, either as a group or to individual members, or questions regarding these procedures may be addressed to the Corporate Secretary at 2222 Wellington Court, Lisle, IL 60532.

Stockholder Proposals

In order to be considered for inclusion in our proxy materials for Molex's 2006 Annual Stockholders' Meeting, a stockholder proposal must be submitted to the Corporate Secretary, at the Corporate headquarter address noted above on or before May 26, 2006. Molex's by-laws provide that stockholder nominations for persons for election to Molex's board of directors and proposals for business to be considered at an annual stockholders meeting that are not included in our proxy materials must satisfy certain conditions including submitting notice of such nomination or proposal to Molex not more than 90 days or less than 60 days prior to the anniversary of the preceding year's annual meeting of stockholders. Proxies solicited with respect to next year's Annual Stockholders Meeting may confer discretionary authority to vote on various matters, including any matter with respect to which Molex did not receive notice by August 29, 2006.

COMMITTEES OF THE BOARD OF DIRECTORS

Molex has four committees of the board of directors. They are the Compensation Committee, the Audit Committee, the Nominating and Corporate Governance Committee and the Executive Committee. Each committee operates in accordance with a charter that can be viewed on Molex's Web site (www.molex.com). Information about each committee is set forth below in the table.

Name of Committee and Members	Composition, Functions and Additional Information	No. of Meetings
Audit Douglas K. Carnahan * David L. Landsittel Robert J. Potter	The Audit Committee consists of three outside directors who are "independent" as defined by applicable Nasdaq Rules. Each member of the Audit Committee is able to read and understand fundamental financial statements and has obtained the level of financial sophistication required by the Nasdaq Rules. The Board of Directors has determined that David L. Landsittel qualifies as an "Audit Committee Financial Expert" as defined by the applicable SEC rules. This Committee oversees the creation and implementation of internal control policy, is responsible for the hiring of the outside independent auditors and the review of their findings, establishes policies relating to auditor fees, and approves any auditor fees. (See the "REPORT OF THE AUDIT COMMITTEE" on page 36) At the conclusion of every meeting, the Committee meets with the auditors without the presence of management.	19 meetings 1 consent
Compensation Joe W. Laymon Masahisa Naitoh Robert J. Potter *	The Compensation Committee consists of three directors who are "independent" and are "outside directors" as defined under the Nasdaq Rules, §162(m) of the Internal Revenue Code and Rule 16b-3 under the Securities Exchange Act of 1934. There are no Committee interlocks that must be disclosed under SEC Rules. This Committee has the authority to approve the compensation of the executive officers of Molex. Compensation includes base salary, cash bonus, and any awards and grants under stock bonus or option plans.	3 meetings 3 consents
Nominating and Corporate Governance ("NCGC") Michael J. Birck Michelle L. Collins Edgar D. Jannotta *	The NCGC consists of outside directors who are "independent" as defined under the Nasdaq Rules. This Committee recommends the nominees or candidates for Molex's board of directors and the different committees of the board of directors, establishes qualifications for directors and procedures for identifying and soliciting potential candidates, recommends the corporate governance guidelines, oversees the evaluation of the board of directors and its committees, and oversees the succession planning for top management.	2 meetings
Executive Michael J. Birck Frederick A. Krehbiel * John H. Krehbiel, Jr. * Edgar D. Jannotta Martin P. Slark	The Executive Committee acts between meetings of the full board of directors. The Executive Committee charter provides, among other things, that no action can be taken by the Executive Committee that would require a majority of independent directors. The Executive Committee customarily conducts no regularly scheduled or special meetings and takes action by written consents. Pursuant to its charter, the Committee has appointed a subcommittee of three members to act in certain prescribed and specific areas.	0 meeting Full Committee: 1 consent Subcommittee: 3 consents

* Committee Chair

DIRECTORS' COMPENSATION

Director Fees

Effective July 1, 2005, each director who is not a salaried employee of Molex receives an annual retainer of $50,000 per year for serving as a director. In addition, non-employee directors receive $3,000 for attending a regular or special board meeting, $2,000 for attending a board committee meeting, and are reimbursed for all reasonable travel and out-of-pocket expenses associated with attending such meetings. The chairmen of the committees are given an additional amount as his or her committee meeting fee in view of their increased responsibilities. The meeting fee paid to the chairmen of Compensation and Nominating and Corporate Governance Committees is $3,000 per meeting while the meeting fee for the chairman of the Audit Committee is $4,000 per meeting.

Prior to July 1, 2005, each director who was not a salaried employee of Molex received compensation at the rate of $35,000 per year for serving as a director, $2,000 for attending a regular or special board meeting or committee meeting, plus reimbursement of all reasonable travel and out-of-pocket expenses associated with attending such meeting. The meeting fee paid to the chairmen of Compensation and Nominating and Corporate Governance Committees was $3,000 per meeting while the meeting fee for the Chairman of the Audit Committee was $4,000 per meeting.

Stock Options

Each outside director receives an automatic annual non-discretionary stock option grant under the 2000 Molex Incorporated Incentive Stock Option Plan (the **"2000 ISO Plan"**) that expired June 30, 2005. The 2000 ISO Plan is being replaced by the proposed 2005 Molex Incentive Stock Option Plan (see page 26) that has substantially the same terms as the 2000 ISO Plan. These grants occur as of the date of the Annual Stockholders' Meeting with an exercise price equal to the fair market value of the Class A Common Stock on such date of grant. Each option generally has a five-year term and becomes exercisable in four equal annual installments. The number of shares subject to the option granted to each outside director is 200 multiplied by the number of years of service or fraction thereof. The amount of shares increases to 500 multiplied by the number of years of service or fraction thereof, if the following two financial conditions are met for the fiscal year ended immediately prior to the grant:

    (1)   Molex's net profits (after taxes) are at least ten percent (10%) of the net sales revenue; and

    (2)   Molex's net sales revenue increased at least 1.5 times the "Worldwide Growth" of the general connector market as compared to the previous year's net sales revenue. For purposes of determining the Worldwide Growth, the Compensation Committee chooses one or more outside independent sources.

Notwithstanding the foregoing, the number of shares subject to the annual option given to each outside director under the 2000 ISO Plan cannot exceed 3,000 shares or an amount whose fair market value on the date of grant is $100,000. Because the these financial goals were not achieved for the fiscal year just ended, the number of shares subject to the option that will be granted to the outside directors with respect to such year will be determined by multiplying 200 by the number of years of service or fraction thereof.

Deferred Compensation Plan

Each director is eligible to participate in The Molex Incorporated Deferred Compensation Plan and the newly adopted 2005 Molex Outside Directors' Deferred Compensation Plan under which he or she may elect on a yearly basis to defer all or a portion of the following year's compensation. A participant may elect to have the amount deferred (1) accrue interest during each calendar quarter at a rate equal to the average six month Treasury Bill rate in effect at the beginning of each calendar quarter, or (2) credited as phantom stock "units" whereby each unit is equal to one share of Common Stock. The cumulative amount that is deferred for each participating director is subject to the claims of the general creditors of Molex. Upon termination of service as a director, the accumulated amount is distributed in a lump sum. At the time of distribution, any stock units are converted into cash by multiplying the number of units by the fair market value of the stock as of the payment date.

CODE OF ETHICS AND CONDUCT

Molex has adopted a Code of Ethics and Conduct (the **"Code"**). The full text of the Code can be found on Molex's Web site at www.molex.com. The Code applies not only to the executive and financial officers, but also to all employees and the members of the board of directors. Molex intends to post any amendments to or waivers from the Code on its Web site.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

The following information is provided with respect to all of the members of the board of directors:

DIRECTORS WHO ARE SUBJECT TO ELECTION THIS YEAR

The triennial election of the Class III members of the board of directors consisting of four directors will take place at this meeting. Each Class III director will serve for three years until the 2008 annual stockholders meeting, or until his successor shall be elected and shall qualify. In addition to the Class III directors, a new Class I director has been nominated to serve for one year until 2006 when all of the Class I directors are subject to election. The voting persons named in the enclosed proxy card intend to nominate and vote in favor of the election of the persons named below unless authorization is withheld. If any of the nominees becomes unavailable for election, votes will be cast for the election of such other person or persons as the proxy holders, in their judgment, may designate. No circumstances are presently known which would render any of the nominees named herein unavailable. **The Board of Directors recommends a vote "FOR" the election of each of the following nominees.**

Class III Directors

John H. Krehbiel, Jr. [a] — Co-Chairman of the Board of Molex.[b] Director since 1966[c] and member of the Executive Committee. Age 68.

President of Molex 1975-1999 and Chief Operating Officer 1996-1999. Mr. Krehbiel became Co-Chairman in 1999 and served as Co-Chief Executive Officer from 1999 to 2001.

Robert J. Potter — President and Chief Executive Officer of R. J. Potter Company (consulting business). Director since 1981. Chairman of the Compensation Committee and member of the Audit Committee. Age 72.

Prior to founding R. J. Potter Company in 1990, Dr. Potter was President and Chief Executive Officer of Datapoint Corporation (local area networks, video teleconferencing and computer systems) from 1987 to 1990. Dr. Potter serves on the board of directors of Cree, Inc. and Zebra Technologies Corporation.

Edgar D. Jannotta — Investment banker and Chairman of William Blair & Company, LLC. (securities and investment banking). Director since 1986. Chairman of the Nominating and Corporate Governance Committee and member of the Executive Committee. Age 74.

In 1959, Mr. Jannotta joined William Blair & Company, serving in various capacities including Managing Partner (1977-1995), Senior Partner (1995-1996), Senior Director (1996-2001), and Chairman (2001-). During the last five years, William Blair & Company, LLC has performed investment banking services for Molex. Mr. Jannotta serves on the board of directors of Bandag, Incorporated, Aon Corporation and Exelon Corporation.

Donald G. Lubin — Partner of Sonnenschein Nath & Rosenthal LLP (private law practice). Director since 1994. Age 71.

Mr. Lubin joined Sonnenschein Nath & Rosenthal LLP in 1957, has been a partner since 1964 and was Chairman from 1990 to 1996. Sonnenschein Nath & Rosenthal LLP is one of Molex's outside law firms that has performed services on behalf of Molex since 1987. Mr. Lubin served on the board of directors of McDonald's Corporation from 1967 to 2004.

New Class I Director Subject to Election This Year

David L. Landsittel — Independent consultant to accounting firms and others on auditing and financial reporting matters. Director since July 2005 and member of the Audit Committee. Age 65.

13

Mr. Landsittel has 34 years of experience in public accounting and previously served as Chairman of the Auditing Standards Board of the American Institute of Certified Public Accountants. From 1963 to 1997, Mr. Landsittel served as an auditor in various positions with Arthur Andersen LLP, including Managing Director and other functional leadership positions, and served as engagement partner on larger commercial accounts. Since 1997, Mr. Landsittel has worked as an independent consultant with respect to auditing and financial reporting matters. Mr. Landsittel also serves as a director of American Express Bank, Ltd., a subsidiary of American Express Co., and as a trustee of Burnham Investors Trust, a registered management investment company.

CLASS I DIRECTORS WHOSE TERM EXPIRES 2006

Fred L. Krehbiel [a] — President of the Connector Products Division (Americas).[b] Director since 1993. Age 40.

Mr. Krehbiel worked at Molex since 1988 in various engineering, marketing and managerial capacities. Prior to his current position, he served as the President of the Automotive Division (Americas) from 2000-2003.

Douglas K. Carnahan — Retired former executive of Hewlett-Packard Company (computers, computer peripherals and instrumentation). Director since 1997 and Chairman of the Audit Committee. Age 64.

Mr. Carnahan joined Hewlett-Packard in 1968 and served in several diverse positions in manufacturing, engineering and management. He served as General Manager of the Printing Systems Group from 1989-1993 and was elected Vice President in 1992. From 1994-1998, Mr. Carnahan was General Manager of the Measurement Systems Organization. In 1996, he was elected Senior Vice President. Mr. Carnahan continued managing the Measurement Systems Organization that included Hewlett-Packard's analytical, medical, components and information storage businesses until he retired in 1998.

Joe W. Laymon — Group Vice President, Corporate Human Resources & Labor Affairs of Ford Motor Company (automobile manufacturer). Director since 2002 and member of the Compensation Committee. Age 52.

After working for the U.S. State Department-Agency for International Development, Mr. Laymon held various human resource positions at Xerox Corporation (1979-1996) and Eastman Kodak Company (1996-2000). He joined Ford Motor Company in March 2000 as the Executive Director (2000-2001) and then Vice President (2001-2004) of Human Resources Business Operations before assuming his present position in 2004. He serves on the board of directors of DTE Energy Co.

Michelle L. Collins — Managing Director of Svoboda, Collins LLC (private equity firm). Director since 2003 and member of the Nominating and Corporate Governance Committee. Age 45.

Ms. Collins co-founded Svoboda Collins LLC in 1998. From 1992-1997, Ms. Collins was a partner in the Corporate Finance Department of William Blair & Company, LLC. Ms. Collins serves on the board of directors of CDW Corporation.

CLASS II DIRECTORS WHOSE TERM EXPIRES 2007

Frederick A. Krehbiel [a] — Co-Chairman of the Board of Molex.[b] Director since 1972 [c] and member of the Executive Committee. Age 64.

Mr. Krehbiel was elected Vice Chairman and Chief Executive Officer in 1988 and Chairman of the Board of Directors in 1993. He became Co-Chairman in 1999 and served as Co-Chief Executive Officer from 1999-2001. He briefly served as Chief Executive Officer from 2004-2005. Mr. Krehbiel serves on the board of directors of Tellabs, Inc. and DeVry Inc.

Masahisa Naitoh — Chairman and CEO of The Institute of Energy Economics, Japan (private think tank). Director since 1995 and member of the Compensation Committee. Age 67.

During the last five years, Mr. Naitoh has been associated with various Japanese government agencies and companies and academic institutions around the world. He has served with The Institute of Energy Economics since 1994 in different positions. From 1997-2003, he worked for Itochu Corporation, a Japanese global trading firm, first as a Senior Managing Director (1997-1998), then as Executive Vice President (1998-2000), and finally as Executive Vice Chairman (2000-2003). Mr. Naitoh also serves on the board of directors of E. I. DuPont de Nemours and Company.

Michael J. Birck — Chairman of the Board of Tellabs, Inc. (telecommunications equipment). Director since 1995 and member of the Executive Committee and the Nominating and Corporate Governance Committee. Age 67.

   Mr. Birck is a founder of Tellabs, Inc. and was its President and Chief Executive Officer from its inception in 1975 until 2000 and from 2002 to 2004. Mr. Birck has held the title of Chairman of the Board of Tellabs since its founding to the present time. In addition to serving on the board of directors of Tellabs, Inc., he also serves on the board of Illinois Tool Works Inc.

Martin P. Slark — Vice Chairman and Chief Executive Officer of Molex.[b] Director since 2000 and member of the Executive Committee. Age 50.

   Mr. Slark has worked at Molex since 1976 filling various administrative, operational and executive positions both internationally and domestically. Prior to his current position, he served as Executive Vice President from 1999-2001 and President and Chief Operating Officer from 2001 until he assumed his current position effective July 1, 2005. Mr. Slark serves on the board of directors of Hub Group, Inc.

(a)   Frederick A. Krehbiel and John H. Krehbiel, Jr. are brothers and Fred L. Krehbiel is the son of John H. Krehbiel, Jr. (collectively the "Krehbiel Family"). The members of the Krehbiel Family may be considered "control persons" of Molex. Other than the Krehbiel Family, no director or executive officer has any family relationship with any other director or executive officer.

(b)   These nominees hold positions as directors and/or officers of one or more of the subsidiaries of Molex. Only the principal positions are set forth.

(c)   Includes period served as a director of Molex's predecessor.

15

PROPOSAL 2: ADOPTION OF THE AMENDED AND RESTATED 1998 MOLEX STOCK OPTION AND RESTRICTED STOCK PLAN

OVERVIEW OF THE PLAN

Background

On October 23, 1998, the board of directors of Molex (the **"Board"**) adopted The 1998 Molex Incorporated Stock Option Plan (the **"1998 Plan"**). The 1998 Plan has never been brought before the stockholders for approval. A copy of the 1998 Plan document (as amended and restated effective as of January 1, 2005) is attached at the end of this proxy statement as **Appendix A**. The 1998 Plan is primarily used to grant discounted options (below fair market value) to employees who are neither executive officers nor directors.

On October 22, 2004, the American Jobs Creation Action Act of 2004 was enacted, which added new §409A to the Internal Revenue Code of 1986, as amended (**"§409A"**). Under §409A, the vesting and exercise of discounted options under the 1998 Plan could result in unexpected and punitive tax consequences to the employees. In order to comply with §409A, the 1998 Plan is required to be amended by December 31, 2005. Accordingly, on July 29, 2005 the Board, subject to stockholder approval, amended and restated the 1998 Plan effective as of January 1, 2005.

In view of the foregoing, the amended and restated the 1998 Plan is designed to do the following:

- Change the title of the 1998 Plan to The 1998 Molex Stock Option and Restricted Stock Plan.

- Extend the term of the 1998 Plan from June 30, 2009 to October 31, 2009.

- Give the Committee that administers the 1998 Plan the discretionary authority to grant restricted stock awards, vest options with greater latitude to certain employees who leave the Company pursuant to a termination agreement, and issue net shares upon exercise taking out the tax withholding and the exercise price from the gross amount of shares.

- Provide for the automatic distribution of net shares (gross shares less the value of the aggregate exercise price and withholding tax) to an optionee subject to U. S. tax laws upon vesting of his/her options.

- Provide transition rules for calendar year 2005 and thereafter in order to comply with §409A.

Purpose of the 1998 Plan

The purpose of the 1998 Plan is to induce employees to remain in the employ of Molex and to encourage such employees to secure or increase on reasonable terms their ownership of Molex Class A Common Stock (the **"Stock"**). The Company believes the 1998 Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping, carrying out the long-range plans of the Company and securing its continued growth and financial success

Vote Necessary to Adopt the Proposal

Adoption of this proposal will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote and present in person or by proxy, voting as a class, and the holders of the majority of the shares of the Class B Common Stock entitled to vote and present either in person or by proxy, voting as a class. Directors and officers of Molex control approximately 40.4% of the outstanding Common Stock and approximately 97.1% of the outstanding Class B Common Stock entitled to vote. The directors and officers intend to vote for this proposal. Abstentions will have the same effect as a vote against the proposal. Broker "non-votes" will not be considered entitled to vote as to this matter and will have no effect on the adoption of the amendment and restatement.

Your Board of Directors recommends a vote FOR this proposal. The enclosed proxy will be voted FOR the proposal unless a contrary specification is made.

GENERAL PLAN INFORMATION

The following is a description of the material provisions of the 1998 Plan. The description is qualified in its entirety by reference to the full 1998 Plan document appended to this proxy statement as **Appendix A**.

Duration of the Plan

Subject to stockholder approval, the amended and restated 1998 Plan will be effective on January 1, 2005 and terminate on October 31, 2009, unless terminated earlier by the Board.

Administration

A committee (the **"Committee"**) consisting of at least two members appointed by the Board will administer the 1998 Plan. The Committee has discretionary authority in making awards and providing policies and procedures regarding the implementation in accordance with the terms and conditions of the 1998 Plan including determining the following:

- persons who receive awards;
- type and size of each award and the number of shares of Stock covered by each award;
- restrictions applicable to each award;
- interpretation, establishment, amendment, suspension or waiver of any rule relating to the 1998 Plan; and
- any other action that may be necessary or advisable for administering the 1998 Plan.

All determinations, interpretations and other decisions of the Committee with respect to the 1998 Plan or any award granted thereunder are final, conclusive and binding.

Stock Reserved Under the Plan

There are 12,500,000 shares of Stock shares reserved for issuance under the 1998 Plan subject to adjustment more fully discussed under the heading entitled "Adjustment of the Number of Shares". The Stock issued under the 1998 Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares. The shares already granted as of September 2, 2005 is 6,102,408 leaving 6,397,592 shares remaining that could be granted. As of September 2, 2005 the closing price of a share of Stock was $25.46.

Eligibility

Any employee of Molex or any affiliate company of Molex is eligible to participate in the 1998 Plan. Employees who are specifically excluded from participating in the 1998 Plan include the following: executive officers, directors and key employees under §409A.

Types of Grants/Awards

There are two types of grants/awards under the 1998 Plan. They are:
- A nonqualified stock option (**"NQSO"**) that is granted at any percentage of the fair market value of the Stock on the date of grant including 0%.
- A restricted stock award that is awarded at no direct monetary cost to the participant.

Amendment or Termination of the Plan

The Board may at any time, or from time to time, amend or terminate the 1998 Plan in any respect; provided, however, that the 1998 Plan may not be amended in any way that will:
- require stockholder approval, if required under the applicable SEC and/or Nasdaq rules; or
- adversely affect the rights of any Participant with respect to any previous or outstanding grant/award as of the later of the date such amendment is adopted or becomes effective.

TERMS AND CONDITIONS OF THE GRANT/AWARD

Vesting

Subject to the terms of the 1998 Plan, a grantee may exercise that part of his or her option that is *"vested"* or *"exercisable"* according to a *"vesting schedule."* All vesting schedules start with an *"initial waiting period"* during which no shares are *"vested"* or *"exercisable."* Then, depending upon the vesting schedule, all or a specified portion of the shares subject to the option grant or restricted stock award are vested and may be acquired. The Committee determines the vesting schedule (which may not be the same for all participants or for all grants/awards). There are four general types of vesting:

"Typical Vesting." The *"initial waiting period"* is one year and is vested in 25% increments during each of the succeeding 4 years, each commencing with the anniversary of the grant/award. The right to acquire Stock is *"cumulative"*. This means that, in any given year, a grantee may acquire those shares he or she could have acquired in a previous year, but did not, provided that the option/award has not terminated or expired. All options/awards are subject to the Typical Vesting schedule unless otherwise specified in the option/award agreement.

"Other Vesting." After the *"initial waiting period,"* a grantee may exercise an option or become vested in shares under a restricted stock award in amounts and at times determined by the Committee at the date of grant/award, provided that the time in which an option/award becomes 100% vested cannot exceed 8 years from the date of grant. The vesting schedule is solely within the discretion of the Committee and may vary from option grant to option grant and restricted stock award to restricted stock award.

"Accelerated Vesting." Upon the occurrence of certain events, the vesting schedule of an option/award that has not expired and is not fully (i.e., 100%) vested will accelerate to become immediately 100% vested regardless of the vesting schedule. The events causing accelerated vesting are as follows:

(1)   death;

(2)   total disablement;

(3)   retirement, but only if: the grantee is at least 59½ years old and has been employed by the Company (or any of its affiliated companies) for 15 years; and the Committee determines that the reason for termination is for retirement;

(4)   the grantee has reached age 55 and has accepted a termination pursuant to a planned reduction in force contained in a written program.

"Modified Accelerated Vesting." Upon the occurrence of certain events, the vesting schedule of an option that has not expired and is not fully (i.e., 100%) vested will accelerate to the extent set forth below if

(1)   the grantee was employed 20 years or the Committee finds that the grantee is a key employee; and

(2)   employment was terminated pursuant to a written agreement that has a given term during which the grantee has agreed to certain obligations in favor of the Company.

If all the conditions set forth above have been satisfied, the unvested shares of each of the grantee's outstanding options shall vest during the term of the agreement in any manner and in any amounts (or not at all) that the Committee, in its sole discretion, shall deem appropriate, but not later than the date when the shares of each particular option would have otherwise vested.

Expiration or Termination of Option/Award

No option grant or restricted stock award can provide for exercise or distribution more than 1 year from the date that an option/award becomes 100% vested. If employment is terminated prior to the expiration date, the option/award will terminate the earliest of:

• the date of expiration set when such option/award was granted; or

• one year after one of the events causing accelerated vesting; or

• one year after the shares of an option/award become 100% vested after modified accelerated vesting; or

• the end of the month following the month in which a grantee's employment is involuntarily terminated for any reason except for misconduct or events causing accelerated or modified accelerated vesting; or

• the day of a grantee's voluntary termination not covered by the above provisions or termination due to misconduct.

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Exercise/Distribution of Option/Award Shares

The exercised option shares may be paid in one of three ways: by cash; or by a *"stock swap"* or by the *"net share issuance"*. For a stock swap, the grantee would tender already owned Common Stock or Class A Common Stock as all or part of the aggregate option purchase price valued at the closing price on the date of exercise as reported by the Wall Street Journal. A net share issuance is similar to a stock swap in that an amount of shares equal to the exercise and withholding tax is netted against the gross amount of shares exercised. Only the amount of shares remaining after such deductions is given to the grantee.

The restricted stock award shares are distributed on the vesting dates according to the vesting schedule. No consideration is due from the employee other than employment at Molex or any of its subsidiaries and affiliates at the time of distribution.

Special Transition Rules

Notwithstanding the explanation of vesting and exercisability of stock options described above, in order to comply with §409A, the 1998 Plan has special vesting and exercise requirements for options subject to §409A. In particular, all options that vests in 2005 must be exercised by December 1, 2005 or they will automatically be exercised on that date with the payment of net shares being made as soon as practicable. All options vesting on or after January 1, 2006 will automatically be exercised on the option's vesting date.

Adjustment of the Number of Shares and Exercise Price

Under certain circumstances, the number of shares subject to any option or restricted stock award and the number of shares reserved for issuance under the 1998 Plan (but not yet covered by an option or restricted stock award) will be adjusted. These circumstances include the following: stock dividend; stock split; reorganization; recapitalization or any other capital change that the Committee deems to require an equitable adjustment. If the number of shares subject to any option is adjusted for any reason, the option price for each share will be adjusted such that the price per share multiplied by the number of shares remains the same both before and after the adjustment.

No adjustment will require Molex to sell a fractional share. The total substitution or adjustment with respect to each grant/award agreement will be limited accordingly.

RESTRICTIONS REGARDING GRANTS/AWARDS AND THE COVERED SHARES

Transfer

Any option granted or restricted stock award awarded under the 1998 Plan cannot be transferred and can only be acquired by the grantee during his or her life. If the grantee should die while still employed by the Company or any of its subsidiaries, the option and/or restricted stock award, to the extent it could have been acquired by the grantee on the date of death, may be acquired by the personal representative (executor or administrator) within one year after the date of death. However, no such acquisition can occur later than one year from the date the option or restricted stock award becomes 100% vested.

Sale of Stock Acquired Under the Plan

The shares covered by the 1998 Plan have been registered under The Securities Act of 1933 (the **"Securities Act"**) and will be freely tradable if held by non-affiliates. If the shares to be sold are held by an affiliate (as defined by SEC Rule 144), the shares may be sold subject to the conditions and limitations set forth in Rule 144.

FEDERAL INCOME TAX EFFECTS OF THE PLAN

The following discussion is only a summary of the U.S. federal income tax consequences of options under the 1998 Plan and does not cover the U.S. federal income tax effects if the described conditions are not met. The following discussion does not purport to be complete and does not describe state, local or foreign tax law.

For the purposes of the discussion relating to U.S. tax consequences, the following definitions will apply: The *"date of grant"* is the date that appears in the award agreement. The *"date of exercise"* is the date when the grantee pays the Company for the shares purchased pursuant to an option or acquires shares of stock pursuant to a restricted stock award. The *"date of sale"* is the date that the grantee has agreed to deliver stock (originally purchased pursuant to an option) to a subsequent third party purchaser, usually a stockbroker. *"Aggregate option price"* is the total amount of money which the grantee paid the Company in order to exercise a particular portion of an option. *"Aggregate fair market value"* is the total fair market value of the shares acquired under the 1998 Plan.

U.S. Tax Consequences When an Option/Restricted Stock Award Is Granted

Under the present federal income tax laws, there is no taxable income recognized when a stock option is granted at 100% of fair market value or restricted stock award awarded subject to vesting at a future date. No deduction is available to the Company when a stock option or restricted stock award is granted.

U.S. Tax Consequences When an Option/Award Is Acquired

NQSOs - Ordinary Tax. An exercise of any portion of a NQSO results in additional ordinary income for federal income tax purposes in the calendar year of exercise. The amount of additional ordinary income in any given year of exercise is equal to the aggregate fair market value on the date of exercise less the aggregate option price paid for the number of shares received. Molex is allowed a deduction equal to the amount recognized by the grantee as additional ordinary income.

Restricted Stock Award Shares - Ordinary Tax. The vesting of any portion of a restricted stock award results in the recognition of additional ordinary income for federal income tax purposes in the calendar year of vesting equal to the fair market value of the shares received on the date of vesting. The Company is allowed a deduction equal to the amount recognized by the grantee as additional ordinary income.

Distribution of Stock under the 1998 Plan may be subject to income tax withholding, and the Company is obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of a share of Stock at the time the restricted stock award becomes vested.

U.S. Tax Consequences When Shares Acquired Under the Plan Are Sold

Upon the sale of the shares of Stock acquired upon exercise of an option, the excess of the aggregate selling price over the aggregate tax basis will be taxable as a capital gain (or loss). Such capital gain (or loss) will be long-term if the shares have been held for more than 12 months after the date a grantee becomes subject to taxation with respect to the acquisition, and short-term if the shares have been held for less than that period. The holding period for purposes of determining whether the capital gain (or loss) is a long-term or short-term gain (or loss) commences on the date of the acquisition of the shares. This amount must be reported for the calendar year of sale. No tax consequences accrue to the Company upon sale. The tax basis for shares acquired under the 1998 Plan is the fair market value on the date of acquisition for option shares or the date of vesting for restricted stock award shares.

Potential Limitation of Company Deductions Under §162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1,000,000. It is possible that compensation attributable to the distribution of restricted stock award shares received by a grantee may cause this limitation to be exceeded in any particular year although this has not yet occurred.

Special Provisions for Deferred Compensation

Generally, awards that are considered to be "deferred compensation" and which comply with §409A with regard to the timing and acceleration of payment, as well as the timing of elections to defer payment, are not taxed until the time the award is paid or distributed. In addition, the Company is entitled to a deduction at the time and in the amount the grantee recognizes income. Any violation of §409A could trigger a 20% penalty tax to be paid by the grantee, as well as other penalties applicable to the grantee.

PLAN BENEFITS

The size of future grants to eligible employees under the 1998 Plan is not determinable as of the date of this proxy statement because of the discretionary nature of such grants.

PROPOSAL 3: ADOPTION OF THE 2005 MOLEX EMPLOYEE STOCK AWARD PLAN

OVERVIEW OF THE PLAN

Background

On July 29, 2005, the board of directors (the **"Board"**) adopted The 2005 Molex Employee Stock Award Plan (the **"ESA Plan"**). A copy of the Plan document is attached at the end of this proxy statement as **Appendix B.**

Purpose of the Plan

The purpose of the ESA Plan is to recognize employees with Molex Incorporated Class A Common Stock (**"Stock"**) by rewarding those employees for certain achievements, including, but not limited to, certain service anniversaries, work results, patents, and sales goals. Accordingly, the ESA Plan is broad in scope with respect to those who are eligible to participate and individual awards under the ESA Plan are expected to be limited in size, with most individual awards under the ESA Plan expected to be less than 50 shares (and in any event subject to a 3,000 shares per employee per fiscal year limit).

Vote Necessary to Adopt the Proposal

Adoption of this proposal will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote and present in person or by proxy, voting as a class, **and** the holders of the majority of the shares of the Class B Common Stock entitled to vote and present either in person or by proxy, voting as a class. Directors and officers of Molex control approximately 40.4% of the outstanding Common Stock and approximately 97.1% of the outstanding Class B Common Stock entitled to vote. The directors and officers intend to vote for this proposal. Abstentions will have the same effect as a vote against the proposal. Broker "non-votes" will not be considered entitled to vote as to this matter and will have no effect on the adoption of the amendment and restatement.

Your Board of Directors recommends a vote FOR this proposal. The enclosed proxy will be voted FOR the proposal unless a contrary specification is made.

GENERAL PLAN INFORMATION

The following is a description of the material provisions of the ESA Plan. The description is qualified in its entirety by reference to the full ESA Plan document appended to this proxy statement as **Appendix B.**

Duration of the Plan

Subject to stockholder approval, the ESA Plan shall commence upon stockholder approval, and shall continue until all reserved shares of Stock (as explained below) have been awarded unless terminated earlier by the Board.

Administration

A committee (the **"Committee"**) appointed by the Board administers the ESA Plan. In the absence of such Committee appointment, the Board will constitute the Committee. The Committee has the complete authority, in its sole discretion, to determine the eligible employees to whom a stock award shall be granted and the number of shares of Stock comprising each such award, not to exceed 3,000 shares of Stock in any fiscal year for any one employee. In making such determinations, the Committee may take into account the nature of the services rendered by the respective employee, his/her present and potential contribution to the Company's success, the value of his/her achievement that is being recognized and such other factors as the Committee, in its discretion, shall deem relevant. At the time an award is granted, the Committee shall have the discretion to place conditions or restrictions on such award.

The Committee may interpret and administer the ESA Plan and establish, amend, suspend or waive any rules relating to the ESA Plan. The Committee may also take any other action that may be necessary or advisable for administering the ESA Plan, including, but not limited to establishing rules and regulations for the administration of the ESA Plan. All determinations, interpretations and other decisions of the Committee with respect to the ESA Plan or any award granted thereunder are final, conclusive and binding.

Stock Reserved Under the Plan

The shares reserved for issuance under the ESA Plan are 250,000 shares of Stock, subject to adjustment in the event of a stock dividend or other capital stock change and including awards made pending stockholder approval of the ESA Plan. The Stock issued under the ESA Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares.

Eligibility

Any employee, including executive officers, of Molex or any affiliate company of Molex is eligible to participate in the Plan (**"Participant"**).

Amendment or Termination of the Plan

The Board may amend any part of or terminate the ESA Plan without stockholder approval, except if stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares of Stock are listed or quoted.

FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion is only a summary of the U.S. federal income tax consequences of acquiring Stock under the ESA Plan and does not cover the U.S. federal income tax effects if the described conditions are not met. The following discussion does not purport to be complete and does not describe state, local or foreign tax law.

U.S. Tax Consequences When Stock Is Acquired by an Employee

The Participant recognizes additional ordinary income for federal income tax purposes in the calendar year of acquisition equal to the fair market value of the shares received on the date of acquisition. The Company is allowed a deduction equal to the amount recognized by the Participant as additional ordinary income.

Stock awards under the ESA Plan may be subject to income tax withholding, and the Company is obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of the Stock at the time of the award.

U.S. Tax Consequences When Shares Acquired Under the Plan Are Sold

Upon the sale of the shares of Stock acquired under the ESA Plan, the excess of the aggregate selling price over the aggregate tax basis will be taxable as a capital gain (or loss). Such capital gain (or loss) will be long-term if the shares have been held for more than 12 months after the date of acquisition, and short-term if the shares have been held for less than that period. The holding period for purposes of determining whether the capital gain (or loss) is a long-term or short-term gain (or loss) commences on the date of the acquisition of the shares. This amount must be reported for the calendar year of sale. No tax consequences accrue to the Company upon sale. The tax basis for shares acquired under the ESA Plan is the fair market value on the date of acquisition.

PLAN BENEFITS

The size of future purchases of Stock by eligible employees under the ESA Plan is not determinable as of the date of this proxy statement because of the discretionary nature of such transactions.

PROPOSAL 4: ADOPTION OF THE 2005 MOLEX EMPLOYEE STOCK PURCHASE PLAN

OVERVIEW OF THE PLAN

Background

On July 29, 2005, the board of directors (the **"Board"**) adopted The 2005 Molex Employee Stock Purchase Plan (the **"ESP Plan"**). A copy of the ESP Plan document is attached at the end of this proxy statement as **Appendix C**.

The ESP Plan replaces The 2004 Molex Incorporated Employee Stock Purchase Plan (the **"Old Plan"**) that the stockholders approved last year at its annual meeting. After the annual meeting, Congress passed the American Jobs Creation Action Act of 2004 that had unforeseen negative consequences to participation in employee stock purchase plans that do not meet the requirements of §423(b) of the Internal Revenue Code, as amended (**"§423(b)"**). As a result, no shares were used under the Old Plan because it did not meet those requirements. The ESP Plan that is proposed for stockholder approval is intended to meet the requirements of §423(b).

Purpose of the Plan

The purpose of the ESP Plan is to help and encourage employees of Molex and its participating subsidiaries to own Molex Class A Common Stock (**"Stock"**).

Vote Necessary to Adopt the Proposal

Adoption of this proposal will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote and present in person or by proxy, voting as a class, **and** the holders of the majority of the shares of the Class B Common Stock entitled to vote and present either in person or by proxy, voting as a class. Directors and officers of Molex control approximately 40.4% of the outstanding Common Stock and approximately 97.1% of the outstanding Class B Common Stock entitled to vote. The directors and officers intend to vote for this proposal. Abstentions will have the same effect as a vote against the proposal. Broker "non-votes" will not be considered entitled to vote as to this matter and will have no effect on the adoption of the amendment and restatement.

Your Board of Directors recommends a vote FOR this proposal. The enclosed proxy will be voted FOR the proposal unless a contrary specification is made.

GENERAL PLAN INFORMATION

The following is a description of the material provisions of the ESP Plan. The description is qualified in its entirety by reference to the full ESP Plan document appended to this proxy statement as **Appendix C.**

Duration of the Plan

Subject to stockholder approval, the ESP Plan will commence on or after April 1, 2006. The ESP Plan will terminate ten years after becoming effective unless earlier terminated by the Board or when all the shares of Stock reserved under the ESP Plan have been used to satisfy employee purchases.

Administration

A committee (the **"Committee"**) appointed by the Board administers the ESP Plan. The Committee has wide latitude in providing policies and procedures regarding the implementation in accordance with the terms and conditions of the ESP Plan including the authority, in its sole discretion, to:

- interpret the terms and provisions of the Plan;
- prescribe, amend and rescind rules and regulations relating to the Plan, including rules necessary to permit the participation of eligible employees in foreign jurisdictions (e.g., rules for the conversion of currency and compliance with applicable securities laws);

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- correct any defect or rectify any omission in the Plan, or to reconcile any inconsistency in the Plan and any option to purchase shares of Stock granted under the Plan;

- impose such terms, limitations, restrictions and conditions on options granted under the Plan as the Committee shall deem appropriate;

- permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections; and

- delegate to one or more person or committees such administrative duties as it deems appropriate under the circumstances. Any person or committee to which the duty to perform an administrative function is delegated shall act on behalf of and shall be responsible to the Committee for such function.

- employ such other persons as it deems necessary or appropriate for the proper administration of the Plan.

Stock Reserved Under the Plan

There are 500,000 shares of Stock reserved for issuance under the ESP Plan subject to adjustment more fully discussed under the heading entitled "Adjustment of the Number of Shares". The Stock issued under the ESP Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares.

Eligibility

Any employee of Molex or any affiliate company of Molex is eligible to participate in the ESP Plan (**"Participant"**). Employees who are specifically excluded from participating in the ESP Plan include the following: executive officers or 5% stockholders; employees who have been employed less than one year; and Employees who do not customarily work at least 5 months during the calendar year.

Participation

Eligible employees may elect to participate in the ESP Plan under terms and conditions set forth in the ESP Plan document and provided by the Committee. A Participant may withdraw from the ESP Plan at any time. If a participant terminates employment with Molex, contributions to the ESP Plan not yet used to purchase Stock will be refunded and participation will automatically end.

Employee Contributions

The amount of Participant contributions that can be used to purchase Stock under the ESP Plan is limited to no more than 15% of the Participant's base salary not to exceed $4,000 in any given calendar year.

Purchase Price

The Committee sets the purchase price (the **"Purchase Price"**) for each calendar quarter ending March 31, June 30, September 30 and December 31 (**"Offering Period"**). Subject to the Board's ability to modify the Purchase Price described below, the Purchase Price is determined by multiplying the lower of the closing price of a share of Stock on either the first day or the last day of each Offering Period by a percentage set by the Committee not less than 85%.

Allocation of Stock

At the end of each Offering Period, the Participant's contribution will be used to purchase whole shares of Stock that will be credited to a Participant's account by dividing the Participant's contribution for the Offering Period by the Purchase Price. Any amount remaining after the purchase of whole shares will be added to the Participant's contribution in the following Offering Period or refunded to the Participant if he/she has withdrawn from the ESP Plan.

Withdrawal and Termination of Employment

A Participant may withdraw from participation in the ESP Plan at any time. All contributions made prior to the time of withdrawal will be used to purchase shares of Stock at the end of the Offering Period. If a Participant terminates employment with Molex, contributions to the ESP Plan not yet used to purchase Stock will be refunded to the Participant and participation will automatically end.

Holding Period for Stock

All shares of Stock acquired by a Participant must be held at least six months. After six months, a Participant may withdraw all or any portion of his/her shares.

Amendment and Termination of the Plan

The Board, at its discretion, may amend the ESP Plan at any time, subject to stockholder approval if required by the applicable SEC or Nasdaq Rules. At this time, these rules require that Molex's stockholders must approve all material amendments to the ESP Plan. The Committee retains authority to make minor or administrative modifications to the ESP Plan.

In the event the Board determines that the ongoing operation of the ESP Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the ESP Plan to reduce or eliminate such accounting consequences including, but not limited to:

- altering the Purchase Price for any Offering Period including a Offering Period underway at the time of the change in Purchase Price;
- shortening any Offering Period to something less than a quarter so that the period ends on a new date other than the end of the quarter, including an Offering Period underway at the time of the Board action; and
- allocating shares of Stock.

Such modifications or amendments shall not require stockholder approval or the consent of any Participants.

FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion is only a summary of the U.S. federal income tax consequences of acquiring Stock under the ESP Plan and does not cover the U.S. federal income tax effects if the described conditions are not met. The following discussion does not purport to be complete and does not describe state, local or foreign tax law.

U.S. Tax Consequences When Stock Is Credited to an Employee's Account

Because the ESP Plan is intended to meet the requirements of §423, when the shares of Stock are credited to a Participant's account at the end of an Offering Period, the Participant will recognize no income for the spread, if any, between the Purchase Price and the fair market value at the end of the Offering Period or the discounted portion of the Purchase Price relative to the fair market value.

U.S. Tax Consequences When Shares Acquired Under the Plan Are Sold

For purposes of the U. S. Tax laws, a Participant will avoid a disqualifying disposition and will receive favorable tax treatment if he or she holds Stock acquired under the ESP Plan until the later of two years after the first day of the Offering Period related to the Stock or one year after the Participant acquired the Stock. Upon the sale of Stock after this period, the Participant will realize ordinary income in the year of the sale equal to the lesser of: the amount by which the fair market value of the Stock at the beginning of the Offering Period related to that Stock exceeded the Purchase Price or the amount by which the fair market value of the Stock at the time of the sale exceeded the Purchase Price. Any further gain is taxed in the calendar year of the sale at capital gain rates. No tax consequences accrue to the Company upon sale.

If a Participant makes a disqualifying disposition of Stock (by selling the Stock before the end of the required holding period), the Participant will realize ordinary income in the year of the sale equal to the difference between the Purchase Price of the Stock and the fair market value of the Stock on the date it was acquired by the Participant. The Company will be entitled to take a deduction under §162 of the Code in the year of the disposition.

PLAN BENEFITS

The size of future purchases of Stock by eligible employees under the ESP Plan is not determinable as of the date of this proxy statement because of the discretionary nature of such transactions. Because of the ineligibility of executive officers and non-employee directors, they can acquire no shares of Stock under the ESP Plan.

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PROPOSAL 5: ADOPTION OF THE 2005 MOLEX INCENTIVE STOCK OPTION PLAN

OVERVIEW OF THE PLAN

Background

On June 30, 2005, the 2000 Molex Incorporated Incentive Stock Option Plan (the **"2000 ISO Plan"**) expired. On July 29, 2005 upon the recommendation of the Compensation Committee, the board of directors (the **"Board"**) approved the 2005 Molex Incentive Stock Option Plan (the **"2005 ISO Plan"**) and authorized the 2005 ISO Plan to be brought before the stockholders at the Annual Stockholders' Meeting in order to replace the expired 2000 ISO Plan. A copy of the 2005 ISO Plan document is attached at the end of this proxy statement as **Appendix D**.

Purpose of the Plan

The purpose of the 2005 ISO Plan is to induce certain designated employees and the directors to remain in the service of Molex (the **"Company"**), and any of its subsidiaries, and to encourage such employees and directors to secure or increase on reasonable terms their stock ownership in the Company. The Company believes the 2005 ISO Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping, carrying out the long-range plans of the Company and securing its continued growth and financial success. The Company intends for the 2005 ISO Plan (except where otherwise noted) to meet the requirements of §422(a) of the Internal Revenue Code, as amended.

Vote Necessary to Adopt the Proposal

Adoption of this proposal will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote and present in person or by proxy, voting as a class, **and** the holders of the majority of the shares of the Class B Common Stock entitled to vote and present either in person or by proxy, voting as a class. Directors and officers of Molex control approximately 40.4% of the outstanding Common Stock and approximately 97.1% of the outstanding Class B Common Stock entitled to vote. The directors and officers intend to vote for this proposal. Abstentions will have the same effect as a vote against the proposal. Broker "non-votes" will not be considered entitled to vote as to this matter and will have no effect on the adoption of the amendment and restatement.

Your Board of Directors recommends a vote FOR this proposal. The enclosed proxy will be voted FOR the proposal unless a contrary specification is made.

GENERAL PLAN INFORMATION

The following is a description of the material provisions of the 2005 ISO Plan. The description is qualified in its entirety by reference to the full 2005 ISO Plan document appended to this proxy statement as **Appendix D**.

Duration of the Plan

If the 2005 ISO Plan is approved, the 2005 ISO Plan will expire on October 31, 2010 unless terminated earlier by the Board. After that date, no more options may be granted, however, previously granted options could be exercised.

Administration

The 2005 ISO Plan is administered by a committee (the **"Committee"**) comprising at least two members of the Board appointed by the Board under the terms and conditions set forth in the 2005 ISO Plan document. The Board has designated the Compensation Committee of the Board, all of who are independent directors, to administer the 2005 ISO Plan.

The Committee has the complete authority, in its sole discretion, to determine:
* Which eligible employees will be granted options under the 2005 ISO Plan.
* The vesting schedule.
* The expiration date.
* The number of shares.

The Committee may take into account the nature of the services rendered by the individual, the individual's present and potential contribution to Molex's success, and such other factors as the Committee deems relevant.

Stock Reserved Under the Plan

If the 2005 ISO Plan is approved, 500,000 shares of Molex's Class A Common Stock (the **"Stock"**) will be reserved for issuance under the 2005 ISO Plan subject to adjustment more fully discussed under the heading entitled "Adjustment of the Number of Shares and Exercise Price". If any stock option granted under the 2005 ISO Plan expires or otherwise terminates without having been exercised in full, the shares of stock not purchased shall again become available for grants under the 2005 ISO Plan. The Stock issued under the 2005 ISO Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares.

Eligibility

Only executive officers and directors (**"Participants"**) are eligible to receive a grant of stock under the 2005 ISO Plan.

Types of Grants/Awards

There are two types of grants/awards under the 2005 ISO Plan. They are:

- An incentive stock option (**"ISO"**) that is granted at 100% of the fair market value of the Stock on the date of grant. If the Participant owns more than 10% of the voting power of all outstanding stock, the price is 110% of the fair market value at the date of grant.

- A nonqualified stock option (**"NQSO"**) that is granted at 100% of the fair market value of the Stock on the date of grant.

Automatic Nondiscretionary Grants to Outside Directors

Each director who is not an employee of the Company shall receive only an automatic nondiscretionary stock option grant on the date of the Annual Stockholders Meeting every year during the term of the 2005 ISO Plan. Any option granted to a director who is not an employee of the Company shall be a NQSO. The amount of shares subject to the options that will be automatically granted to each outside director for each year shall be the amount of shares equal to 200 multiplied by the number of years of service or fraction thereof. The amount of shares for each year of service shall increase to 500 shares per year or fraction thereof, if all of the following financial conditions are met for the fiscal year immediately ended prior to the grant:

- The Company's net profits (after taxes) are at least ten percent (10%) of the net sales revenue as reported in the audited financial statements; and

- The Company's net sales revenue increase as compared to the prior year's net sales revenue as reported in the audited financial statements exceeds one and one-half (1.5) times the "Worldwide Growth" of the general connector market as determined by at least one outside independent connector consultant. If more than one consultant is used, the average growth shall be the Worldwide Growth. The disinterested directors shall have the authority to choose the consultant or consultants.

Notwithstanding the foregoing, no option grant to an outside director shall exceed either 3,000 shares and whose fair market value on the date of grant does not exceed $100,000.00.

Limitation on Grants/Awards To Any One Individual

If the 2005 ISO Plan is approved, the maximum number of shares that can be granted or awarded under the 2005 ISO Plan to one individual during a calendar year cannot exceed 10% of the shares reserved for issuance under the 2005 ISO Plan (currently 50,000 shares) or 250,000 shares whichever is less.

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Amendment or Termination of the Plan

The Board, at its discretion, may amend or terminate the 2005 ISO Plan at any time, subject to stockholder approval if required by SEC rules or the listing requirements of any national securities exchanges or trading systems on which any of the Company's equity securities are listed.

TERMS AND CONDITIONS OF THE GRANT/AWARD

Vesting

Subject to the terms of the 2005 ISO Plan, a Participant may exercise that part of his/her option that is *"vested"* or *"exercisable"* according to a *"vesting schedule."* All vesting schedules start with an *"initial waiting period"* during which no shares are *"vested"* or *"exercisable."* Then, depending upon the vesting schedule, all or a specified portion of the shares subject to the option grant or bonus award are vested and may be acquired. The Committee determines the vesting schedule (which may not be the same). There are three general types of vesting:

"Normal Vesting." The *"initial waiting period"* is one year and the option vests in 25% increments during each of the succeeding 4 years, each commencing with the anniversary of the grant. The right to exercise options is "cumulative". This means that, in any given year, an employee may acquire those shares he or she could have acquired in a previous year, but did not, provided that the option/bonus has not terminated or expired. All options are subject to the Normal Vesting schedule unless otherwise specified in the option agreement.

"Other Vesting." After the *"initial waiting period,"* an employee may exercise an option in amounts and at times determined by the Committee at the date of grant/award, provided that the time in which an option/bonus becomes 100% vested cannot exceed 10 years from the date of grant. The vesting schedule is solely within the discretion of the Committee and may vary from option grant to option grant, provided that the vesting schedule cannot be more rapid than the "Normal Vesting."

"Accelerated Vesting." Upon the occurrence of certain events, the vesting schedule of an option that has not expired and is not fully (i.e., 100%) vested will accelerate to become immediately 100% vested regardless of the vesting schedule. The events causing accelerated vesting are as follows:

(1)   death;

(2)   total disablement; and

(3)   retirement, as determined by the Committee, *but only if:* the employee is at least 59½ years old and has been continuously employed by the Company (or any of its affiliated companies) for 15 years and the option is intended to be an ISO. If the option is not intended to be an ISO, the Committee, in its sole discretion, may allow accelerated vesting to any extent it desires without regard to whether the optionee is retiring.

Expiration or Termination of Option

No NQSO grant can provide for exercise more than 2 years from the date that an option becomes 100% vested, although exercise may be limited to a shorter period, and no ISO grant can provide for exercise more than 1 year from the date that an option becomes 100% vested. If employment is terminated prior to the expiration date, the option will terminate upon the earliest of: the stated expiration date, one year from the termination of employment if the termination is caused by one of the events causing accelerated vesting, or the date of termination of employment if the termination is for other reasons. Upon termination of any grant, the shares of Stock for which the option cannot be exercised are forfeited and become available for future grants.

Exercise of Option

Options may be exercised only in accordance with the terms and conditions established by the 2005 ISO Plan document and the Committee. Generally, an option may be exercised by a written notice to the Company of an intent to exercise a specified number of shares of Stock. Payment to the Company for the aggregate or total amount of the option price for the number of shares being exercised must accompany the written notice. Payments may be made in one of two ways: by cash; or by a *"stock swap"*. In a stock swap, the employee tenders already owned Common Stock or Class A Common Stock as all or part of the aggregate option purchase price, valued at the closing price on the date of exercise as reported by the *Wall Street Journal*.

Adjustment of the Number of Shares and Exercise Price

Under certain circumstances, the number of shares subject to any option and the number of reserved for issuance under the 2005 ISO Plan (but not yet covered by an option or bonus) will be adjusted. These circumstances include the following: stock dividend; stock split, or any other capital change that the Committee deems to require an equitable adjustment. If the number of shares subject to option is adjusted for any reason, the option price for each share will be adjusted such that the price per share multiplied by the number of shares remains the same both before and after the adjustment.

RESTRICTIONS REGARDING GRANTS AND THE COVERED SHARES

Transfer

Any option granted under the 2005 ISO Plan cannot be transferred and can only be exercised by the employee during his/her life. If the Participant should die while still employed by the Company or any of its subsidiaries, the option, to the extent it could have been acquired by the employee on the date of death, may be acquired by the personal representative (executor or administrator) within one year after the date of death (but not later than the date the option expires).

Sale of Stock Acquired Under the Plan

The shares covered by the 2005 ISO Plan might not be registered under The Securities Act of 1933 (the **"Securities Act"**) and, therefore, might not be freely tradable. If the shares to be sold are held by an affiliate (as defined by SEC Rule 144), the shares may be sold subject to the conditions and limitations set forth in Rule 144.

FEDERAL INCOME TAX EFFECTS OF THE PLAN

The following discussion is only a summary of the U.S. federal income tax consequences of options under the 2005 ISO Plan and does not cover the U.S. federal income tax effects if the described conditions are not met. The following discussion does not purport to be complete and does not describe state, local or foreign tax law.

For the purposes of the discussion relating to U.S. tax consequences, the following definitions will apply: The *"date of grant"* is the date that appears in the stock agreement. The *"date of exercise"* is the date when the Participant pays the Company for the shares purchased pursuant to an option. The *"date of sale"* is the date that the Participant has agreed to deliver stock (originally purchased pursuant to an option) to a subsequent third party purchaser. *"Aggregate option price"* is the total amount of money which the employee paid the Company in order to exercise a particular portion of an option. *"Aggregate fair market value"* is the total fair market value of the shares acquired under the 2005 ISO Plan.

U.S. Tax Consequences When an Option Is Granted

Under the present federal income tax laws, there is no taxable income recognized when a stock option is granted at 100% of fair market value. No deduction is available to the Company when a stock option is granted.

U.S. Tax Consequences When an Option Is Exercised

NQSOs - Ordinary Tax. An exercise of any portion of a NQSO results in ordinary income for federal income tax purposes for the employees in the calendar year of exercise. The amount of ordinary income in any given year of exercise is equal to the aggregate fair market value on the date of exercise less the aggregate option price paid for the particular number of shares. Molex is allowed a deduction equal to the amount recognized by the employee as additional ordinary income.

Such option exercises under the 2005 ISO Plan are subject to income tax withholding, and the Company is obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of the Stock at the time of the exercise.

Qualified Options ("ISOs") - Ordinary Tax. The vesting or exercise of any portion of an ISO results in the recognition of no ordinary income for federal income tax purposes in the calendar year of vesting. However, exercise may result in alternative minimum tax on the amount that would have been taxed upon exercise if the option were a NQSO. The Company is allowed no deduction.

U.S. Tax Consequences When Shares Acquired Under the Plan Are Sold

Upon the sale of the shares of Stock acquired upon exercise of an NQSO, the excess of the aggregate selling price over the aggregate *"tax basis"* will be taxable as a capital gain (or loss). Such capital gain (or loss) will be long-term if the shares have been held for more than 12 months after the date of exercise, and short-term if the shares have been held for less than that period. The Tax basis for shares acquired by exercising a NQSO is the fair market value on the date of acquisition for the option shares.

Upon sale of shares of Stock acquired upon exercise of an ISO, if the shares have been held for at least two years from the date the option was granted or one year from the date of exercise (or comes within an exception to the "disqualifying disposition: rules), the excess of the aggregate selling price over the aggregate tax basis will be taxable as long-term capital gain. For an ISO, the *"tax basis"* is the exercise (purchase) price for the option shares.

If the ISO holding period requirement has not been met at the time the sale of the shares occur, there is a *"disqualifying disposition"*. In such an event, the amount that would have been taxed upon exercise if the option were an NQSO (but not more than the gain realized upon the sale) is taxed in the year of disposition as ordinary income. Any further gain is taxable as a long-term or short-term capital gain depending upon the holding period.

Potential Limitation of Company Deductions Under §162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1,000,000. It is possible that compensation attributable to the distribution of stock bonus shares received by an employee may cause this limitation to be exceeded in any particular year. However, certain kinds of compensation, including "qualified performance-based compensation", are disregarded for purposes of the deduction limitation. Compensation attributable to stock options granted under the 2005 ISO Plan is expected to qualify as "qualified performance-based compensation".

PLAN BENEFITS

The size of future grants to eligible employees under the 2005 ISO Plan is not determinable as of the date of this proxy statement because of either the discretionary nature of such grants or, in the case of the automatic non-discretionary grants to non-employee directors, the lack of knowledge regarding the price of the shares of Stock on the grant date. The current non-employee directors who would be eligible to receive such automatic non-discretionary grants if the 2005 ISO Plan is approved have the following years of service as a director: Mr. Potter (24 years); Mr. Jannotta (19 years); Mr. Lubin (11 years); Mr. Carnahan (8 years); Mr. Layman (3 years); Ms. Collins (2 years); Mr. Naitoh (10 years); and Mr. Birck (10 years). Mr. Landsittel joined the Board in July 2005. Because the performance criteria described above under "Automatic Nondiscretionary Grants to Outside Directors" were not satisfied with respect to fiscal 2005, the number of shares of Class A common stock to be subject to options grant ed on the date of the Annual Meeting if the 2005 ISO Plan is approved is equal to 200 multiplied by the number of years of service or fraction thereof, subject to a limit in each case of the lesser of 3,000 shares or the number of shares whose fair market value on the date of grant equals $100,000.

PROPOSAL 6: ADOPTION OF THE AMENDED AND RESTATED 2000 MOLEX LONG-TERM STOCK PLAN

OVERVIEW OF THE AMENDED AND RESTATED PLAN

Background

In 2000, the board of directors (the **"Board"**) recommended and the stockholders adopted The 2000 Molex Long-Term Stock Plan, formerly known as The 2000 Molex Incorporated Long-Term Stock Plan (the **"L-T Plan"**), at the Annual Stockholders' Meeting. On July 25, 2003, the Board unanimously approved an amendment and the restatement of the L-T Plan recommended by the Compensation Committee that was approved by the stockholders on October 24, 2003. On July 29, 2005, the Board unanimously approved a second amendment and the restatement of the L-T Plan recommended by the Compensation Committee and authorized the amended and restated L-T Plan to be brought before the stockholders at the Annual Stockholders' Meeting. A copy of this amended and restated L-T Plan document is attached at the end of this proxy statement as **Appendix E**.

Purpose of the Plan

The purpose of the L-T Plan is to reward and induce certain designated key management employees (**"Participant"**) to remain in the employ of Molex and to encourage such employees to secure or increase their stock ownership in the Company through the grant of both stock options and/or stock bonuses. The Company believes the L-T Plan will promote continuity of management, and increase the incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping, carrying out the long-range plans of the Company and securing its continued growth and financial success.

Proposed Amendments

The amendments to the L-T Plan will have the following effect:
- Extend the duration of the L-T Plan 37 months from September 30, 2007 to October 31, 2010.
- Increase the number of shares reserved for the L-T Plan by 6 million shares of Class A Common Stock from 6 million shares to a new amount of 12 million shares of Class A Common Stock.
- Specifically provide for share withholding to satisfy any tax obligations.
- Clarify the terms of the bonus share awards.

Vote Necessary to Adopt the Proposal

Adoption of this proposal will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote and present in person or by proxy, voting as a class, *and* the holders of the majority of the shares of the Class B Common Stock entitled to vote and present either in person or by proxy, voting as a class. Directors and officers of Molex control approximately 40.4% of the outstanding Common Stock and approximately 97.1% of the outstanding Class B Common Stock entitled to vote. The directors and officers intend to vote for this proposal. Abstentions will have the same effect as a vote against the proposal. Broker "non-votes" will not be considered entitled to vote as to this matter and will have no effect on the adoption of the amendment and restatement.

Your Board of Directors recommends a vote FOR this proposal. The enclosed proxy will be voted FOR the proposal unless a contrary specification is made.

GENERAL PLAN INFORMATION

The following is a description of the material provisions of the L-T Plan. The description is qualified in its entirety by reference to the full L-T Plan document appended to this proxy statement as **Appendix E**.

Duration of the Plan

The L-T Plan will expire on October 31, 2010, unless earlier terminated by the Board. After that date, no more options may be granted or bonus shares awarded; however, previously granted options or bonus shares can be exercised or distributed.

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Administration

The L-T Plan is administered by a committee (the **"Committee"**) comprising at least two members of the Board appointed by the Board under the terms and conditions set forth in the L-T Plan document. The Board has designated the Compensation Committee of the Board to administer the L-T Plan. At this time, the Compensation Committee consists of Robert J. Potter, Masahisa Naitoh and Joe W. Laymon, all of who are independent directors.

The Committee has the complete authority, in its sole discretion, to determine the following:

- The eligible employees that will be granted/awarded options/shares under the L-T Plan.

- The vesting schedule.

- The expiration date.

- The number of shares.

The Committee may take into account the nature of the services rendered by the individual, the individual's present and potential contribution to Molex's success, and such other factors as the Committee deems relevant.

Stock Reserved Under the Plan

If the amended and restated L-T Plan is approved, the amount of Stock reserved for issuance under the L-T Plan are 12,000,000 shares of Molex's Class A Common Stock (the **"Stock"**) subject to adjustment more fully discussed under the heading entitled "Adjustment of the Number of Shares and Exercise Price". If any stock award granted under the L-T Plan expires or otherwise terminates without having been exercised in full, the shares of stock not purchased shall again become available for grants under the L-T Plan. The Stock issued under the L-T Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares.

As of June 30, 2005, 781,984 shares remained available for future grants under the L-T Plan. Approval of the amended and restated L-T Plan will increase the shares available for future grant by 6,000,000 shares.

Eligibility

Only executive officers and members of Molex's Executive Management Committee are eligible to receive a grant or award of stock under the L-T Plan.

Types of Grants/Awards

There are two types of grants/awards under the L-T Plan. They are:

- A nonqualified stock option (**"NQSO"**) that is granted at 100% of the fair market value of the Stock on the date of grant.

- A stock bonus that is awarded at no direct monetary cost to the participant.

Limitation on Grants/Awards To Any One Individual

The maximum number of shares that can be granted/awarded under the L-T Plan to one individual during a calendar year cannot exceed 500,000 shares.

Amendment or Termination of the Plan

The Board, at its discretion, may amend or terminate the L-T Plan at any time, subject to stockholder approval if required by SEC rules or the listing requirements of any national securities exchanges or trading systems on which any of the Company's equity securities are listed. At this time, these rules require that all material amendments to the L-T Plan be subject to the approval of Molex's stockholders.

TERMS AND CONDITIONS OF THE GRANT/AWARD

Vesting

Subject to the terms of the L-T Plan, a Participant may exercise that part of his or her option that is *"vested"* or *"exercisable"* according to a *"vesting schedule."* All vesting schedules start with an *"initial waiting period"* during which no shares are *"vested"* or *"exercisable."* Then, depending upon the vesting schedule, all or a specified portion of the shares subject to the option grant or bonus award are vested and may be acquired. The Committee determines the vesting schedule (which may not be the same). There are three general types of vesting:

"Typical Vesting." The *"initial waiting period"* is one year and the option vests or stock bonus becomes distributable in 25% increments during each of the succeeding 4 years, each commencing with the anniversary of the grant. The right to acquire Stock is *"cumulative"*. This means that, in any given year, a Participant may acquire those shares he or she could have acquired in a previous year, but did not, provided that the option/bonus has not terminated or expired. All options/awards are subject to the Typical Vesting schedule unless otherwise specified in the agreement.

"Other Vesting." After the *"initial waiting period,"* a Participant may exercise an option in amounts and at times determined by the Committee at the date of grant/award, provided that the time in which an option/bonus becomes 100% vested cannot exceed 7 years from the date of grant. The vesting schedule is solely within the discretion of the Committee and may vary from option grant to option grant and bonus award to bonus award, provided that the vesting schedule may not be more rapid than Typical Vesting.

"Accelerated Vesting." Upon the occurrence of certain events, the vesting schedule of an option that has not expired and is not fully (i.e., 100%) vested will accelerate to become immediately 100% vested regardless of the vesting schedule. The events causing accelerated vesting are as follows:

(1)   death;

(2)   total disablement; and

(3)   retirement, *but only if:* the Participant is at least 59½ years old and has been continuously employed by the Company (or any of its affiliated companies) for 15 years; and the Committee approves the accelerated vesting to any extent it desires.

Expiration or Termination of Option/Bonus

No option grant or bonus award can provide for exercise or distribution more than 6 years from the date that an option/bonus becomes 100% vested, though it may be a shorter period. If employment is terminated prior to the expiration date, the option will terminate upon the earliest of: the expiration date if the termination of employment is caused by one of the events causing accelerated vesting or the date of termination of employment if the termination is for other reasons. Upon termination of any grant/award, the unexercised or undistributed shares of Stock are forfeited and become available for future grants/awards.

Exercise/Distribution of Option/Bonus Shares

Options may be exercised and/or bonus shares acquired only in accordance with the terms and conditions of the L-T Plan document and as established by the Committee. For an option, payment to the Company for the aggregate or total amount of the option price for the number of shares being purchased or exercised accompanies a written notice. Payment may be made in one of two ways: by cash, or by a *"stock swap"*. In a stock swap, the employee tenders already owned Common Stock or Class A Common Stock as all or part of the aggregate option purchase price valued at the closing price on the date of exercise as reported by the *Wall Street Journal*.

The bonus shares are distributed on the vesting dates according to the vesting schedule. No consideration is due from the Participant other than the continued employment at Molex (unless subject to accelerated vesting).

Adjustment of the Number of Shares and Exercise Price

Under certain circumstances, the number of shares subject to any option grantor bonus award and the number of reserved for issuance under the L-T Plan (but not yet covered by an option or bonus) will be adjusted. These circumstances include the following: stock dividend; stock split, or any other capital change that the Committee deems to require an equitable adjustment. If the number of shares subject to option is adjusted for any reason, the option price for each share will be adjusted such that the price per share multiplied by the number of shares remains the same both before and after the adjustment.

RESTRICTIONS REGARDING GRANTS/AWARDS AND THE COVERED SHARES

Transfer

Any option granted or bonus awarded under the L-T Plan cannot be transferred and can only be exercised or acquired by the Participant during his/her life. If the Participant should die while still employed by the Company or any of its subsidiaries, the option and/or bonus, to the extent it could have been acquired by the Participant on the date of death, may be exercised or acquired by the personal representative (executor or administrator) within one year after the date of death (in the case of an option), or delivered to such personal representative (in the case of bonus shares), but not later than one year from the date the option becomes 100% vested.

Sale of Stock Acquired Under the Plan

It is intended that the all of the shares covered by the L-T Plan will be registered under The Securities Act of 1933 (the **"Securities Act"**) and will be freely tradable if held by non-affiliates. If the shares to be sold are held by an "affiliate" (as defined by SEC Rule 144), the shares may be sold subject to the conditions and limitations set forth in Rule 144.

FEDERAL INCOME TAX EFFECTS OF THE PLAN

The following discussion is only a summary of the U.S. federal income tax consequences of option and bonus shares under the L-T Plan and does not cover the U.S. federal income tax effects if the described conditions are not met. The following discussion does not purport to be complete and does not describe state, local or foreign tax law.

For the purposes of the discussion relating to U.S. tax consequences, the following definitions will apply: The **"date of grant"** is the date that appears in the stock agreement. The **"date of exercise"** is the date when the Participant pays the Company for the shares purchased pursuant to an option or acquires shares of stock pursuant to a stock bonus award. The **"date of sale"** is the date that the Participant has agreed to deliver stock (originally purchased pursuant to an option) to a subsequent third party purchaser, usually a stockbroker. **"Aggregate option price"** is the total amount of money which the Participant paid the Company in order to exercise a particular portion of an option. **"Aggregate fair market value"** is the total fair market value of the shares acquired under the L-T Plan.

U.S. Tax Consequences When an Option/Bonus Is Granted/Awarded

Under the present federal income tax laws, there is no taxable income recognized when a stock option is granted at 100% of fair market value or bonus shares are awarded subject to vesting at a future date. No deduction is available to the Company when a stock option is granted or bonus shares are awarded.

U.S. Tax Consequences When Option/Bonus Shares Are Acquired

NQSOs - Ordinary Tax. An exercise of any portion of a NQSO results in additional ordinary income for federal income tax purposes in the calendar year of exercise. The amount of additional ordinary income in any given year of exercise is equal to the aggregate fair market value on the date of exercise less the aggregate option price paid for the particular number of shares. Molex is allowed a deduction equal to the amount recognized by the Participant as additional ordinary income.

Bonus Shares - Ordinary Tax. The vesting of any portion of a stock bonus award results in the recognition of additional ordinary income for federal income tax purposes in the calendar year of vesting equal to the fair market value of the shares received on the date of vesting. The Company is allowed a deduction equal to the amount recognized by the Participant as additional ordinary income.

Distribution of Stock under the L-T Plan may be subject to income tax withholding, and the Company is obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of the Stock at the time of the award.

U.S. Tax Consequences When Shares Acquired Under the Plan Are Sold

Upon the sale of the shares of Stock acquired upon exercise of an option or distribution of bonus shares, the excess of the aggregate selling price over the aggregate tax basis will be taxable as a capital gain (or loss). Such capital gain (or loss) will be long-term if the shares have been held for more than 12 months after the date a Participant becomes subject to taxation with respect to the acquisition, and short-term if the shares have been held for less than that period. The holding period for purposes of determining whether the capital gain (or loss) is a long-term or short-term gain (or loss) commences on the date of the acquisition of the shares. This amount must be reported for the calendar year of sale. No tax consequences accrue to the Company upon sale. The tax basis for shares acquired under the L-T Plan is the fair market value on the date of acquisition for option shares or the date of vesting for bonus shares.

Potential Limitation of Company Deductions Under §162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1,000,000. It is possible that compensation attributable to the distribution of stock bonus shares received by a Participant may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including "qualified performance-based compensation," are disregarded for purposes of the deduction limitation. Compensation attributable to stock options granted under the L-T Plan is expected to qualify as "qualified performance-based compensation" Distribution of the bonus shares will not be exempt as "qualified performance-based compensation."

PLAN BENEFITS

The size of future grants to eligible employees under the L-T Plan is not determinable as of the date of this proxy statement because of the discretionary nature of such grants.

PROPOSAL NO. 7: RATIFICATION OF INDEPENDENT AUDITORS

MOLEX'S INDEPENDENT AUDITORS

Molex has selected Ernst & Young LLP as its independent auditors for the current fiscal year to perform work related to auditing the annual financial statements and reviewing the financial statements included in Molex's Forms 10-Q. The decision to retain Ernst & Young LLP was made by the Audit Committee and the decision to place the ratification of the independent auditors on the annual meeting agenda was approved by the board of directors.

Ernst & Young LLP has served as Molex's principal independent auditors since December 2004. A representative of Ernst & Young LLP is expected to be present at the upcoming Annual Meeting of Stockholders and will be offered the opportunity to make a statement if desired and will be available to respond to appropriate questions.

Vote Necessary to Adopt the Proposal

Although stockholder approval is not required, the appointment of Ernst & Young LLP is being submitted for ratification at the Annual Stockholders' Meeting with a view towards soliciting stockholders' opinions, which the Audit Committee will take into consideration in future deliberations.

Adoption of this proposal will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote and present in person or by proxy, voting as a class, **and** the holders of the majority of the shares of the Class B Common Stock entitled to vote and present either in person or by proxy, voting as a class. Directors and officers of Molex control approximately 40.4% of the outstanding Common Stock and approximately 97.1% of the outstanding Class B Common Stock entitled to vote. The directors and officers intend to vote for this proposal. Abstentions will have the same effect as a vote against the proposal. Broker "non-votes" will not be considered entitled to vote as to this matter and, accordingly, will have no effect on this proposal.

Your Board of Directors recommends a vote FOR this proposal. The enclosed proxy will be voted FOR the proposal unless a contrary specification is made.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission ("SEC"), nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference in such filing.

The audit committee of the Company's Board of Directors (the **"Audit Committee"**) consists of three non-employee directors, Messrs. Carnahan (Chairman), Potter and Landsittel, each of whom the Board of Directors has determined to be independent as defined in applicable Nasdaq and SEC rules. During the fiscal year ended June 30, 2005, the Audit Committee conducted 19 meetings and agreed to one unanimous written consent.

Mr. Landsittel was appointed to the Audit Committee on July 15, 2005, and the Board of Directors has determined that he qualifies as an "audit committee financial expert" within the meaning of SEC rules. Two other directors served on the Committee for a portion of fiscal 2005: Mr. Birck served on the Audit Committee until April 2005, and Ms. Collins served on the Committee from April 2005 until the appointment of Mr. Landsittel in July 2005. In addition, the Audit Committee retained Charles A. Bowsher in November 2005 to act as an advisor to the Committee.

The Audit Committee is a standing committee of the Board of Directors and operates under a written charter adopted by the Board of Directors. The Audit Committee charter is available on our Web site, www.molex.com, by first clicking on "Investors", then "Corporate Governance" and "Audit Committee Charter." In accordance with its written charter, the Audit Committee assists the Board in fulfilling its responsibility for monitoring the integrity of the accounting, auditing, financial reporting and internal controls practices, and compliance with legal and regulatory requirements of the Company.

Among its other functions, the Audit Committee has the authority and responsibility to retain and terminate the engagement of the Company's independent registered public accounting firm (**"independent auditors"**). In December 2004, the Audit Committee engaged Ernst & Young LLP as the Company's independent auditors following the resignation of the Company's former independent auditors as described under the caption "Auditor Transition" below. Subsequently, the Audit Committee engaged Ernst & Young LLP to perform an audit of the consolidated financial statements for the fiscal years ended June 30, 2003 and June 30, 2004 in addition to performing an audit of the consolidated financial statements for the fiscal year ended June 30, 2005.

Management is responsible for Molex's financial statements and the financial reporting process, including the systems of internal controls. The independent auditors are responsible for performing an independent audit of Molex's consolidated financial statements and internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee monitors and oversees these processes on behalf of the Board of Directors.

In the discharge of its duties, the Audit Committee performed the following:

- Reviewed and discussed Molex's audited annual financial statements and unaudited quarterly financial statements with management and Ernst & Young LLP.

- Discussed the reasonableness of significant financial reporting issues and judgments made in connection with the preparation of Molex's financial statements, including the quality (and not just the acceptability) of Molex's accounting principles.

- Discussed the clarity and completeness of the financial disclosures.

- Provided oversight and advice to management during the documentation, testing and evaluation of Molex's system of internal control over financial reporting in response to the requirements set forth in §404 of the Sarbanes-Oxley Act of 2002 and related regulations. In connection with this oversight, the Audit Committee received periodic updates provided by management and Ernst & Young LLP at regularly scheduled committee meetings. At the conclusion of the process, management provided the Audit Committee with, and the Audit Committee reviewed, a report on the effectiveness of our internal control over financial reporting.

- Received Management's Report on Internal Controls Over Financial Reporting contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as well as Ernst & Young LLP's Reports of Independent Registered Public Accounting Firm included in our Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements, (ii) management's assessment of the effectiveness of the internal control over financial reporting and (iii) the effectiveness of internal control over financial reporting.

- Reviewed the scope and overall plans for the annual audit.

- On a quarterly basis, reviewed Molex's financial results prior to their public issuance.

- Reviewed significant legal developments.

- Discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committee).

- Received from Ernst & Young LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee was advised by Ernst & Young LLP that no member of the firm has any financial interest, either direct or indirect, in Molex or any of its subsidiaries, during the time period that it has served in the capacity as independent auditor of Molex, and that it has no connection with Molex or any of its subsidiaries in any capacity other than as public accountants.

- Set forth guidelines regarding whether and under what circumstances Ernst & Young LLP may perform non-audit services for Molex, monitored the services provided by the independent auditors, pre-approved all audit-related and tax services, discussed with Ernst & Young LLP the effect of the non-audit services performed on auditor independence, and concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in conducting its auditing functions.

- Promoted and oversaw management and Audit Committee training on accounting, financial reporting and internal controls.

Based on the review and discussions referred to above, the Audit Committee concluded that Ernst & Young LLP is independent and reviewed and recommended to Molex's Board of Directors that Molex's audited financial statements be included in Molex's Annual Report on Form 10-K for the fiscal year ended June 30, 2005.

This report is submitted on behalf of the members of the Audit Committee:

Douglas K. Carnahan, Chairman
Robert J. Potter
David L. Landsittel (Member of Audit Committee since July 15, 2005)

AUDITOR TRANSITION

The Audit Committee of Molex's Board of Directors engaged Ernst & Young LLP to serve as the Company's independent registered public accounting firm as of December 9, 2004. Deloitte & Touche LLP, Molex's former independent registered public accounting firm, resigned on November 13, 2004. Attached hereto as **Appendix F** and incorporated herein by reference are disclosures from the Current Report on Form 8-K (the **"Form 8-K"**) and the Form 8-K/A, including the letter of Deloitte & Touche LLP filed as an exhibit thereto (the **"8-K Amendment"**), filed by Molex with the SEC on November 18, 2004 and December 1, 2004, respectively, in connection with the change in the Company's independent auditors.

In connection with the potential engagement as Molex's new independent auditors, Molex and Ernst & Young LLP discussed the nature of the matters described in Item 4.01 of the Form 8-K and in the 8-K Amendment (including the letter of Deloitte & Touche LLP filed as an exhibit thereto), including the reportable event disclosed therein and the matter that was the subject of a disagreement, as that term is defined in paragraph 304(a)(1)(iv) of Regulation S-K, with Deloitte & Touche LLP.

During the two fiscal years ended June 30, 2004 and during the interim period through the date of Ernst & Young LLP's engagement on December 9, 2004, Molex did not consult with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor oral advice was provided that Ernst & Young LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in paragraph 304(a)(1) (iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event required to be reported under paragraph 304(a)(1)(v) of Regulation S-K.

INDEPENDENT AUDITOR'S FEES

Policies and Procedures Regarding the Approval of Auditor Fees and Services

The Audit Committee's Pre-Approval Policy allows for the pre-approval of audit, audit-related, tax and other authorized services that are specifically listed by the Committee on an annual basis. The Audit Committee may delegate pre-approval authority to one or more of its members. The Audit Committee establishes pre-approval fee levels for all services provided by Molex's independent auditors periodically. Any services exceeding these fee levels require specific pre-approval by the Committee. None of the services described below were approved pursuant to the de minimus exception provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Fees Billed by the Independent Auditors

Deloitte & Touche LLP served as Molex's independent auditors during the fiscal year ended June 30, 2004. In addition, Deloitte & Touche LLP performed certain audit services in connection with their uncompleted review of Molex's Form 10-Q for the quarter ended September 30, 2004 prior to their resignation in November 2004. All of the fees paid to Deloitte & Touche LLP for such periods are included in the table below. Ernst & Young LLP has served as Molex's independent auditors since December 2004.

38

The following table sets forth the aggregate fees billed or expected to be billed by Ernst & Young LLP and Deloitte & Touche LLP including all associated "out-of-pocket" costs for both audit and non-audit services rendered for the fiscal years ended June 30, 2005 and June 30, 2004 on behalf of Molex and its subsidiaries:

| | Fiscal Year 2005 | | Fiscal Year 2004 |
	Ernst & Young	Deloitte & Touche	Deloitte & Touche
Audit Fees			
Fiscal Years 2003-04 Financial Statements	*$ 3,250,000*		
Fiscal Year 2005 Financial Statements	*$ 2,586,969*		
Fiscal Year 2005 Internal Controls	*$ 1,100,000*		
Total	$ 6,836,969 [a]	$ 238,500	$ 1,122,350
Audit-Related Fees	$ 0	$ 18,250	$ 153,850
Tax Fees	$ 17,806	$ 103,636	$ 1,371,180
All Other Fees	$ 0	$ 0	$ 110,000
TOTAL FEES	$ 6,854,775 [a]	$ 360,386	$ 2,757,380

(a) Includes audit fees billed and estimated to be billed by Ernst & Young LLP for audit services relating to the fiscal 2005 consolidated financial statements and internal controls as well as for the contemporaneous audit of the fiscal 2004 and 2003 consolidated financial statements previously audited by Deloitte & Touche LLP.

A description of the types of services provided in each category is as follows:

Audit Fees. These are fees for all services performed to comply with generally accepted auditing standards including:

- the audit of Molex's annual financial statements;

- the audit of management's assessments of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting (§404 testing);

- the reviews of the quarterly financial statements included in our Forms 10-Q;

- services provided in connection with statutory audits required internationally;

- regulatory filings;

- consents and assistance with the review of documents filed with the SEC, such as registration statements and responses to SEC comment letters; and

- services that only the independent auditor can reasonably provide, such as comfort letters and attest services.

Audit Related Fees. These are fees for services that are reasonably related to the performance of the audit or review of the financial statements. These services are traditionally performed by the independent auditors and include audits of employee benefit plans, services related to acquisition or divestiture activities including due diligence and other procedures related to acquisitions, internal control-related services, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees. These are fees for services that primarily include work relating to tax compliance, tax planning, employee tax services and other tax-related matters. Generally, tax compliance includes preparation and/or review of original and amended company tax returns, claims for refund, assistance with tax audits and appeals. Tax planning includes tax advice related to acquisitions and divestitures, employee benefit plans and requests for rulings or technical advice from taxing authorities. Employee tax services include preparation and/or assistance regarding employee tax returns such as tax services for Molex personnel assigned to a location different from their home country (**"Expatriate"**).

39

During fiscal years 2005 and 2004, Molex paid Ernst & Young LLP and Deloitte & Touche LLP the tax fees set forth in the above table for the preparation of various entity tax returns, assistance with tax audits, restructuring tax counseling, international tax advice, employee tax services and general tax advice. Of the tax fees paid for fiscal year 2004 to Deloitte & Touche LLP, $489,670 was for tax compliance, $376,160 was for international tax planning advice and $505,350 was generally for Expatriate tax services.

All Other Fees. These are fees for all other services not included as audit fees, audit-related fees and/or tax fees as set forth above. During fiscal year 2004, Molex paid Deloitte & Touche LLP for services relating to employee compensation statements and other miscellaneous services.

INFORMATION ABOUT
COMPENSATION AND EXECUTIVE OFFICER TRANSACTIONS

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth information on compensation for services rendered in all capacities to Molex and its subsidiaries for the fiscal years indicated for each individual that served as our Chief Executive Officer during the last completed fiscal year and the four other most highly compensated executive officers of Molex (collectively, the **"Executives"**) based on total salary and bonus payments for the last completed fiscal year.

Name and Principal Positions (a)	Fiscal Year	Salary	Bonus (b)	Other Annual Compensation (c)	Long-Term Compensation Awards Restricted Stock (d)	Options (No. Shares)	All Other Compensation (g)
F. A. Krehbiel............................	2005	$450,000	$ 0	*	0	40,000 (e)	$ 68,448
Co-Chairman and Chief Executive	2004	$450,000	$ 195,570	*	0	20,000 (e)	$ 45,017
Officer	2003	$450,000	$ 0	$ 47,412	0	20,000 (e)	$ 81,606
M. P. Slark................................	2005	$624,117	$ 0	$ 50,655	20,000	175,000 (f)	$ 89,062
President and Chief Operating Officer	2004	$570,835	$ 300,000	*	20,000	175,000 (f)	$ 55,686
	2003	$516,002	$ 0	*	35,000	175,000 (f)	$ 45,050
G. Tokuyama.............................	2005	$550,753	$ 0	*	0	0	$1,191,427
Corporate Vice President and Regional	2004	$544,244	$ 214,932	*	0	100,000 (f)	$ 583,618
President, Far East North	2003	$467,985	$ 0	*	20,000	100,000 (f)	$ 67,843
R. B. Mahoney..........................	2005	$524,485	$ 0	$126,008	16,000	125,000 (f)	$ 55,551
Executive Vice President and Regional	2004	$462,473	$ 232,800	$104,188	16,000	125,000 (f)	$ 45,756
President, Far East South; Former	2003	$396,908	$ 0	*	31,000	140,000 (f)	$ 32,844
Acting Chief Financial Officer							
W. W. Fichtner..........................	2005	$516,768	$ 0	$ 53,287	21,044	108,381 (f)	$ 12,381
Corporate Vice President and Regional	2004	$497,319	$ 183,791	*	10,522	44,287 (f)	$ 12,353
President, Europe	2003	$446,186	$ 0	*	10,522	48,715 (f)	$ 11,775
J. J. King...................................	2005	$708,333	$ 0	$ 54,617	40,000	300,000 (f)	$ 108,499
Former Vice Chairman and Chief	2004	$675,003	$ 400,000	*	40,000	300,000 (f)	$ 65,697
Executive Officer; Vice President,	2003	$597,876	$ 0	*	70,000	300,000 (f)	$ 51,098
Strategic Planning							

(a) The positions set forth in this Table are the principal positions held in Molex or its subsidiaries for which compensation has been paid. Effective as of the beginning of the current fiscal year, (i) Mr. Slark was named Vice Chairman and Chief Executive Officer, with F. A. Krehbiel continuing to serve as Co-Chairman of the Board. (ii) Mr. Tokuyama resigned as Corporate Vice President as part of his retirement planning and continues to serve as Regional President, Far East North, and (iii) Mr. Fichtner retired and resigned as Corporate Vice President and Regional President, Europe. Mr. Mahoney served as Acting Chief Financial Officer from October 2004 to May 2005. Mr. King resigned as Vice Chairman and Chief Executive Officer in December 2004 and has served as Vice President, Strategic Planning since that time.

(b) Reflects cash merit bonus.

(c) The column includes the dollar amount of the following three categories: perquisites and other personal benefits, securities or property, but only to the extent that the aggregate sum for the Executive is at least a threshold amount equal to the lesser of $50,000 or 10% of the total annual salary and bonus. An "*" appears in the column if the amount for an Executive in a given fiscal year is less than the threshold amount. For each Executive meeting the threshold amount for a fiscal year, those specific items that exceed 25% of the total reported amount in this column are in the table below. Those items in the table below that are either under 25% or $0 are noted with a "**."

Name	Fiscal Year	Financial Planning, Personal Tax Advice and Income Tax Return Preparation	Personal Use of Company Car or Company Car Allowance	Net Overseas Assignment Expenses Including Relocation, Overseas Living Plus/Minus Tax Equalization	Personal Life Insurance Premiums
F. A. Krehbiel.............	2003	$30,775	**	**	$12,470
M. P. Slark..................	2005	$22,050	$16,099	**	**
R. B. Mahoney............	2005	**	$87,121	$31,948	**
	2004	**	$19,865	$79,271	**
W. W. Fichtner...........	2005	**	$30,855	**	$17,580
J. J. King.....................	2005	**	$18,535	**	**

(d) Represents stock bonus awards under the 2000 Molex Incorporated Long-Term Stock Plan (the **"2000 Long-Term Plan"**). The awards for all fiscal years are for shares of Class A Common Stock. Shares are not issued upon initial grant of the bonus award but are distributable in 25% installments on the first four anniversary dates of the award, subject to acceleration and early termination in certain circumstances specified in the 2000 Long-Term Plan and related award agreement. All figures have been adjusted to reflect any stock dividends. Cash dividends are payable with respect to shares that have been distributed. The aggregate number and value (based on the $23.48 per share value of Class A Common Stock as of June 30, 2005) of shares subject to undistributed stock bonus awards at June 30, 2005 were as follows: F. A. Krehbiel, 0 shares ($0); M. P. Slark, 54,915 shares ($1,289,404); G. Tokuyama, 12,500 shares ($293,500); R. B. Mahoney, 46,184 shares ($1,084,400); W. W. Fichtner, 36,825 shares ($864,651); and J. J. King, 111,452 shares ($2,616,893).

(e) Reflects stock option grants under the 2000 Molex Incorporated Incentive Stock Option Plan . The options for all fiscal years are for shares of Class A Common Stock. All figures have been adjusted to reflect any stock dividends. See the Option Grant Table on page 43 for grants made last fiscal year.

(f) Reflects stock option grants under the 2000 Long-Term Plan. The options for all fiscal years are for shares of Class A Common Stock. All figures have been adjusted to reflect any stock dividends. See the Option Grant Table on page 43 for grants made last fiscal year.

(g) The amounts included in the column of the Summary Compensation Table entitled "All Other Compensation" include amounts that have been paid or accrued by Molex or any of its subsidiaries for the fiscal year under the Company retirement benefit plans, as well as other deferred compensation arrangements such as severance agreements or death benefits. See the table below for a breakdown of the items contained in this column.

Name	Fiscal Year	Qualified Defined Benefit Plans (i)	401(k) Plan (ii)	Nonqualified Defined Benefit Plans (iii)	Retirement Annuity (iv)	Arrangements Involving Future Compensation (v)
F. A. Krehbiel...........	2005	$ 18,860	$ 2,050	$ 43,548	N/A	$ 4,000
	2004	$ 18,400	$ 2,000	$ 24,617	N/A	$ 0
	2003	$ 18,400	$ 2,000	$ 9,753	N/A	$ 165,095
M. P. Slark................	2005	$ 18,860	$ 2,050	$ 68,152	N/A	N/A
	2004	$ 18,400	$ 2,000	$ 35,286	N/A	N/A
	2003	$ 18,400	$ 2,000	$ 24,650	N/A	N/A
G. Tokuyama............	2005	N/A	N/A	$100,980	N/A	$1,090,447
	2004	N/A	N/A	$121,549	N/A	$ 462,069
	2003	N/A	N/A	$ 67,843	N/A	$ 0
R. B. Mahoney	2005	$ 18,860	$ 2,050	$ 34,641	N/A	N/A
	2004	$ 18,400	$ 2,000	$ 25,356	N/A	N/A
	2003	$ 18,400	$ 2,000	$ 12,444	N/A	N/A
W. W. Fichtner	2005	N/A	N/A	N/A	$ 12,381	N/A
	2004	N/A	N/A	N/A	$ 12,353	N/A
	2003	N/A	N/A	N/A	$ 11,775	N/A
J. J. King...................	2005	$ 18,860	$ 2,050	$ 87,589	N/A	N/A
	2004	$ 18,400	$ 2,000	$ 45,297	N/A	N/A
	2003	$ 18,400	$ 2,000	$ 30,698	N/A	N/A

(i) The Molex Incorporated Profit Sharing and Retirement Plan (**"US Profit Sharing Plan"**) is the only defined contribution plan that is qualified under the U.S. tax laws. All of the U.S. officers participate in this Plan to the same extent as all other eligible employees. Pursuant to the Plan, Molex contributes the same discretionary percentage of the eligible compensation to a participant's account. The vested portion of that contribution is shown in the column. The eligible compensation is capped at a maximum amount. Accordingly, the maximum contribution that any employee could receive is the determined percentage multiplied by the maximum amount.

(ii) The U.S. based officers all participate in the Molex Incorporated 401(k) Savings Plan. The officers are treated in the same manner as all of the other eligible employees of Molex are treated. Pursuant to that Plan, Molex contributes a percentage of the participant's deferred compensation up to a maximum amount. That maximum amount is shown in the column.

(iii) Molex has two nonqualified defined contribution plans in which officers participate:
- All of the officers who participate in the US Profit Sharing Plan also participate in the Molex Incorporated Supplemental Executive Retirement Plan (**"SERP"**) and the successor SERP. The SERP is a nonqualified defined contribution and deferred compensation plan wherein Molex contributes the amount of money that would have been otherwise contributed to the US Profit Sharing Plan but for the eligible compensation cap noted in footnote (i) above.
- G. Tokuyama participates in the Molex-Japan Directors' and Executive Officers' Retirement Trust. This Plan is a defined contribution plan that only the officers and directors of Molex-Japan Co., Ltd. are eligible to participate. Molex-Japan makes a contribution to the Plan based on a discretionary percentage of a participant's compensation and service.

(iv) W. W. Fichtner has a retirement annuity contract for which Molex pays €10,226 per year. The amounts are the US dollar equivalent for the year.

(v) Amounts accrued with respect to matters described below under the caption "Individual Arrangements Involving Future Compensation" on page 45.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2005 AND YEAR-END OPTION VALUESM

Name	Stock Class	No. of Shares Acquired Upon Exercise	Value Realized (a)	At June 30, 2005 Number of Unexercised Options Exercisable	Unexercisable	Value of Unexercised In-the-Money Options (b) Exercisable	Unexercisable
F. A. Krehbiel..................	Common	0	—	0	0	—	—
	Class A	0	—	50,004	69,996	$ 31,003	$ 30,993
M. P. Slark........................	Common	36,293	$ 533,384	101,330	226,563	$ 530,960	$ 1,266,563
	Class A	0	—	236,159	408,633	$ 179,000	$ 179,000
R. B. Mahoney..................	Common	0	—	0	99,414	—	$ 285,617
	Class A	0	—	197,929	305,293	$ 71,600	$ 143,200
G. Tokuyama....................	Common	0	—	0	0	—	—
	Class A	0	—	180,000	140,000	$ 179,000	$ 179,000
W. W. Fichtner.................	Common	0	—	0	40,000	—	$ 122,100
	Class A	0	—	134,566	179,349	$ 87,202	$ 87,198
J. J. King.........................	Common	101,293	$1,212,582	125,000	226,563	$ 654,989	$ 1,266,563
	Class A	0	—	468,178	707,862	$ 358,000	$ 358,000

(a) The difference between the aggregate fair market value of the shares acquired on the date of exercise and the aggregate option price for such shares.

(b) The difference between the aggregate fair market value of the shares for which options were unexercised as of June 30, 2005 (based on a value on that date of $26.04 per share for Common Stock and $23.48 per share for Class A Common Stock) less the aggregate option exercise price for such shares. Any options whose exercise would result in a loss (i.e., the option price is greater than the value on June 30, 2005) are excluded.

OPTION GRANTS IN FISCAL YEAR 2005

Name	Individual Grants Options Granted (No. Shares of Class A Stock)	Percentage of Total Options Granted to Employees in Fiscal 2005 (c)	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (d) 5%	10%
F. A. Krehbiel................	38,474 (b)	1.7015%	$24.76	07/29/09	$ 263,190	$ 581,582
	1,526 (b)	0.0675%	$27.24	07/29/09	$ 6,661	$ 19,289
M. P. Slark....................	175,000 (a)	7.7393%	$24.76	07/29/09	$ 1,197,128	$ 2,645,340
R. B. Mahoney...............	125,000 (a)	5.5280%	$24.76	07/29/09	$ 855,091	$ 1,889,528
G. Tokuyama................	0	—	—	—	—	—
W. W. Fichtner..............	49,505 (a)	2.1893%	$24.76	07/29/09	$ 338,650	$ 748,329
	58,876 (a)	2.6038%	$24.27	06/02/10	$ 381,374	$ 842,736
J. J. King.......................	300,000 (a)	13.2673%	$24.76	07/29/09	$ 2,052,219	$ 4,534,868

(a) Options were granted pursuant to The 2000 Molex Incorporated Long-Term Stock Plan (the **"Long-Term Plan"**) that offer the right to acquire Class A Common Stock for an exercise price equal to the fair market value of the Class A Common Stock on the grant date and may not be exercised for one year after the grant date. Each year after the grant, 25% of the shares subject to the option become exercisable either by delivery of cash or stock of Molex. The options expire five years after grant.

(b) Options were granted pursuant to The 2000 Molex Incorporated Incentive Stock Option Plan and provide the right to acquire Class A Common Stock for an exercise price equal to the fair market value of the Class A Common Stock on the grant date and may not be exercised for one year after the grant date. Each year after the grant, 25% of the shares subject to the option become exercisable either by delivery of cash or stock of Molex. The options expire five years after grant.

(c) Total options granted to all employees (2,261,201shares) include options granted to all employees under all of the stock option plans for the stated period regardless of class. All of the shares covered by options granted last fiscal year were Class A Common Stock.

(d) Based on a compounded annual increase of the stated percentage of the market price on the date of grant over the term of the option (five years). The amount in the column represents the difference between the aggregate increased value and the aggregate option exercise price. The amount shown does not necessarily represent the actual value that may be realized by the executive officer.

43

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain equity plan information as of the fiscal year ended June 30, 2005. All share figures have been adjusted to reflect any stock dividends. No additional shares of stock may be granted under plans that have expired, but all grants issued prior to this date and are outstanding can be exercised.

Plan Category	a		b		c	
	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
	Common	Class A	Common	Class A	Common	Class A
Equity Compensation Plans Approved By Security Holders						
The 1991 Molex Incorporated Incentive Stock Option Plan Approved: 10/25/1991 Expired: 6/30/2000	1,248,166	Only Common Stock may be issued	$21.8253	Only Common Stock may be issued	0	Only Common Stock may be issued
The 2000 Molex Incorporated Executive Stock Bonus Plan Approved: 10/20/2000 Expired: 6/30/2005	Only Class A Stock may be issued.	0	Only Class A Stock may be issued	$0.00	Only Class A Stock may be issued	0
The 2000 Molex Incorporated Incentive Stock Option Plan Approved: 10/20/2000 Expired: 6/30/2005	Only Class A Stock may be issued.	345,890	Only Class A Stock may be issued.	$26.7313	Only Class A Stock may be issued.	0
The 2000 Molex Incorporated Long-Term Stock Plan Approved: 10/20/2000 Amended: 10/24/2003 Expires: 9/30/2007	Only Class A Stock may be issued.	4,832,085	Only Class A Stock may be issued.	$23.0685	Only Class A Stock may be issued.	781,984
Equity Compensation Plans Not Approved By Security Holders *						
The 1990 Molex Incorporated Stock Option Plan Approved: 2/01/1990 Expired: 6/30/1999	487,669	Only Common Stock may be issued	$11.0741	Only Common Stock may be issued.	0	Only Common Stock may be issued
The 1998 Molex Incorporated Stock Option Plan Approved: 10/23/1998 Expires: 6/30/2009	Only Class A Stock may be issued.	4,073,781	Only Class A Stock may be issued.	$11.3597	Only Class A Stock may be issued.	6,397,592
Total	1,735,835	9,251,756	$18.8048	$18.0497	0	7,179,576

* Plans adopted by the board of directors. Officers and directors are specifically excluded from receiving grants under these plans. The material terms of these plans not approved by the stockholders are as follows:

	The 1990 Molex Incorporated Stock Option Plan	The 1998 Molex Incorporated Stock Option Plan
No. Shares Reserved	6.875 million shares of Common Stock	12.5 million shares of Class A Common Stock
Eligibility	All employees of Molex and its affiliates, but not officers and directors	
Vesting: Typical **Long-Term** **Accelerated**	.... One year wait followed by 25% cumulative vesting for 4 years .... Up to 8 years and then 100% vesting. .... Upon death, disablement or retirement or other special circumstances	
Expiration of grant	1 year after option is 100% vested.	
Option Price	10% to 100% of fair market value on the date of grant. Typically, the exercise price is 50% of fair market value.	

44

CERTAIN TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Retirement Arrangement with a Former Executive Officer

W. W. Fichtner, Corporate Vice President and Regional President of Europe, retired from Molex as of the end of the fiscal year ended June 30, 2005. As a result of Fichtner's retirement, all of his stock options and bonus awards became fully vested pursuant to the terms of the plans under which the shares were granted or awarded. In addition, W. W. Fichtner and Molex have entered into a post-retirement arrangement in the form of a Consultancy Agreement having a three-year term that provides, among other things, for payments to the consulting firm with which Mr. Fichtner will be affiliated of € 214,260 (approximately $258,000 based on recent exchange rates) for each of the first two years and of €107,130 (approximately $129,000 based on recent exchange rates) the last year. The agreement includes obligations of consulting services, confidentiality and a covenant not to compete against Molex in Europe for a period ending one year after the termination or expiration of the Consultancy Agreement. After June 30, 2006, Mr. Fichtner can elect to terminate the Consultancy Agreement at any time by providing advance written notice to Molex. Either party may terminate the Consultancy Agreement at any time under certain other circumstances. Molex will pay for Mr. Fichtner's leased automobile for two years (estimated annual cost of $32,850 based on current exchange rates), the premiums on two personal life insurance policies for two years (two-year cost of $29,560) and the premiums on an annuity contract for three years (estimated annual cost of $12,381 based on current exchange rates). The Consultancy Agreement was filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on June 7, 2005.

Individual Arrangements Involving Future Compensation

J. H. Krehbiel, Jr. and F. A. Krehbiel, Co-Chairmen of Molex, each has an agreement with Molex pursuant to which Molex has agreed that if he dies while employed by Molex, it will pay his wife, if she survives him, a given amount per year for the remainder of her life. The annual amount will be automatically adjusted every January 1 to reflect an increase (or decrease) in the Consumer Price Index for the preceding calendar year at the rate of said increase or decrease. As of January 1, 2005, the annual amount was $177,987. Each agreement terminates in the event that employment with Molex terminates for any reason other than death.

G. Tokuyama and Molex have entered into an arrangement regarding Mr. Tokuyama's retirement. The arrangement provides for the reduction of Mr. Tokuyama's responsibilities over the next 10 years, during which time Mr. Tokuyama's annual base salary will be reduced from ¥61,194,800 (approximately $550,800) for fiscal year 2005 to ¥36,716,900 (approximately $330,500) for fiscal years 2006 through 2014. If G. Tokuyama dies during the term of this arrangement, Molex will pay his spouse, if she survives him, the balance of the payments otherwise due Tokuyama until all the payments have been made or until the spouse dies.

Employee Loan

Prior to this fiscal year and before he assumed the position of an executive officer of Molex on July 1, 2005, G. C. Brock, Vice President, received a non-interest bearing personal loan from Molex for €200,000 (approximately $240,000 based on recent exchange rates). The largest amount outstanding for the loan at any time during the fiscal year ended June 30, 2005 was €66,000 (approximately $79,200 based on recent exchange rates). The loan was forgiven during June 2005 leaving no balance due.

Compensation of Non-Named Executive Officer Employee Directors

John H. Krehbiel, Jr., Co-Chairman of the Board and an executive officer of the Company, and the brother of F. A. Krehbiel, received a base salary of $450,000 from Molex during the fiscal year ended June 30, 2005. Mr. Krehbiel did not receive a cash bonus for fiscal 2005. During fiscal 2005, Mr. Krehbiel was granted stock options under the ISO Plan to acquire 38,474 shares of Class A Common Stock for an exercise price equal to the fair market value of the Class A Common Stock on the grant date and 1,526 shares of Class A Common Stock for an exercise price equal to 110% of the fair market value of the Class A Common Stock on the grant date. The options have a term of five years and vest in four equal annual installments, beginning on the first anniversary of the grant date. In addition, Mr. Krehbiel received an aggregate of approximately $132,929 in other compensation from Molex in fiscal 2005 comprised principally of perquisites, amounts contributed to qualified and non-qualified benefit plans and the arrangement described above under "Individual Arrangements Involving Future Compensation."

Fred L. Krehbiel, a director and President of the Connector Products Division (Americas), a non-executive officer position of the Company, and the son of John H. Krehbiel, Jr., received a base salary of $199,680 and an estimated merit bonus of $8,186 from Molex during the fiscal year ended June 30, 2005. He received a 4% increase in his base salary to an annual rate of $207,667 effective September 1, 2005. During fiscal 2005, Mr. Krehbiel was granted stock options under the ISO Plan to acquire 8,000 shares of Class A Common Stock for an exercise price equal to the fair market value of the Class A Common Stock on the grant date. The options have a term of five years and vest in four equal annual installments, beginning on the first anniversary of the grant date. In addition, Mr. Krehbiel received an aggregate of approximately $42,837 in other compensation from Molex in fiscal 2005 comprised principally of personal use of a company car and amounts contributed to qualified and non-qualified benefit plans.

Advancement of Legal Expenses

Between March 2, 2005 and April 22, 2005 seven separate complaints were filed, each purporting to be on behalf of a class of Molex stockholders, against Molex, and certain Molex officers and employees. The stockholder actions have been consolidated before Judge Ruben Castillo in a case pending in the United States District Court for the Northern District of Illinois Eastern Division entitled The Takara Trust v. Molex Incorporated, et. al., Case No. 05C 1245. The Consolidated Amended Complaint alleges, among other things, that during the period from July 27, 2004 to February 14, 2005 the named defendants made or caused to be made a series of materially false or misleading statements about Molex's business, prospects, operations, and financial statements which constituted violations of Section 10(b) of the Exchange Act of 1934, as amended, and Rule 10b-5 promulgated hereunder and Section 20(a) of the Exchange Act. The complaint also alleges that certain of the named defendants engaged in insider trading in v iolation of Section 10 (b) and Rule 10b-5. As relief, the complaint seeks, among other things, declaration that the action be certified as a proper class action, unspecified compensatory damages (including interest) and payment of costs and expenses (including fees for legal counsel and experts). The individual defendants named in the Consolidated Amended Complaint are: J. Joseph King, Diane S. Bullock, John H. Krehbiel Jr., Frederick A. Krehbiel, Ronald L. Schubel and Martin P. Slark. On July 6, 2005 the Court appointed City of Pontiac Group as lead plaintiff, and approved City of Pontiac Group's choice of lead counsel. On September 6, 2005, the Court denied the plaintiffs motion to permit limited discovery. Molex intends to vigorously contest the Stockholder Actions.

Pursuant to the provisions of the Company's certificate of incorporation, fees and other expenses incurred in connection with legal and regulatory proceedings, including the litigation against Molex and certain current and former executive officers and directors relating to the stockholder litigation described above, are being advanced on behalf of those persons by the Company. During the fiscal year ended June 30, 2005, the Company advanced an aggregate of $253,989 for such fees and expenses, including legal fees, relating to the foregoing matters on behalf of such current and former executive officers and directors. Of this amount, $87,869 was paid for legal and other related expenses incurred by F.A. Krehbiel and $87,869 was paid for legal and other related expenses incurred by J.H. Krehbiel, Jr. Additional advances are expected so long as such litigation is pending.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission ("SEC"), nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference in such filing.

The compensation committee of the Company's Board of Directors (the **"Committee"**) consists of three non-employee directors, Messrs. Robert J. Potter (Chairman), Masahisa Naitoh and Joe W. Laymon, all of whom, in the opinion of the Board of Directors, meet the independence requirements of Nasdaq, are "non-employee directors" pursuant to SEC Rule 16b-3, and are "outside directors" for purposes of §162(m) of the Internal Revenue Code. During the fiscal year ended June 30, 2005, the Committee conducted three meetings and agreed to three unanimous written consents.

The Committee is a standing committee of the Board of Directors and operates under a written charter adopted by the Board of Directors. The Committee charter is available on our Web site, www.molex.com, by first clicking on "Investors", then "Corporate Governance" and "Compensation Committee Charter." In fiscal year 2005, the Board did not modify or reject in any material way any recommendation or action of the Committee.

In accordance with its written charter, the Committee approves compensation for the executive officers (the **"Executive Officers"**) of Molex, including the Co-Chairmen of the Board, F. A. Krehbiel and J. H. Krehbiel, Jr., and the Chief Executive Officer (**"CEO"**) in accordance with the Committee charter. F. A. Krehbiel and M. P. Slark, Molex's former and current CEO, respectively, and J. H. Krehbiel, Jr. are evaluated and their compensation administered in the same general fashion as the other Executive Officers.

The compensation program for Executive Officers is designed to attract, motivate and retain talented executives who will strive to attain the Company's strategic and financial objectives and thereby increase stockholder value. The guiding principles governing the philosophies behind the compensation of Executive Officers are:

- Provide compensation that is competitive for an individual's performance and level of responsibility.

- Retain the management talent needed to achieve Molex's business objectives, particularly to improve its position within the connector industry.

- Align management actions with stockholder interests in order to focus on the long-term success of Molex.

There are three general components of executive compensation that are used to achieve the principles set forth above. They are base salary, merit bonus and stock plans.

When comparing Molex executive compensation with other companies, the Committee uses survey data of comparably sized manufacturing/electronics companies (the **"Comparator Group"**) provided by an outside consultant. The survey data for the Comparator Group was divided into each of the three different types of compensation and distributed over four quartiles for positions similar to those held by the Executive Officers. The companies comprising the Comparator Group are not necessarily the same as those in the Peer Group in the section entitled "Stockholder Return Performance Presentation" included in this proxy statement. Molex's most direct competitors for executive talent are more frequently manufacturing companies of the same size as Molex while many of the Peer Group companies are much smaller than Molex and some are also involved in different types of businesses.

Molex seeks to have the overall executive compensation be somewhat above that of the Comparator Group average. When compared to the Comparator Group, Executive Officers' base salaries are somewhat above average while their merit bonuses are below average. Grants under the stock plans described herein have been historically below the Comparator Group average, however, during the last three years the grants were somewhat above average.

Annual Base Salary

The performance of all Executive Officers is reviewed annually and any salary increases are based upon the competitive base salary range in the second and third highest quartiles paid by the Comparator Group and the individual's performance during the previous year. While there is no specific weight given to a particular factor in determining salary increases, individual performance is the principal factor.

The Co-Chairmen have requested the Committee not to entertain an increase in base salary for the fourth consecutive year despite the Committee's judgment that they have made numerous significant contributions over the last fiscal year as well as the previous three fiscal years. Accordingly, F. A. Krehbiel and J. H. Krehbiel, Jr. received no increase in their annual base salary of $450,000 each. M. P. Slark, Molex's new CEO, received a salary increase of 18.0% based upon his fiscal year 2005 salary to an annual rate of $750,000. This increase took effect on July 1, 2005. The reasons for the increase in salary include recognition of M. P. Slark's leadership in achieving significant annual gains in revenue and his promotion to the Chief Executive Officer position effective July 1, 2005.

Merit Bonus

The merit bonus is a short-term incentive calculated as a percentage of base salary according to a plan that covers all Executive Officers, including the CEO. There have been instances in the past where, due to difficult business conditions or imminent restructuring, officer bonuses have been eliminated despite the fact that the goals necessary to merit a bonus had been achieved.

The merit bonus percentage calculated for each Executive Officer for fiscal year 2005 was based on three financial components and one discretionary non-financial component. The goals on which these components are based are recommended by top management and reviewed, modified and approved by the Committee at the beginning of each fiscal year. A percentage is awarded for each of the components that correspond to the following goals:

- A net revenue goal.

- A profitability goal express as a percent of net revenue before taxes.

- The achievement of or progress toward achieving certain predetermined non-financial goals. The non-financial goals vary from individual to individual depending upon the particular area of responsibility.

- Another profitability goal expressed as a percent of net revenue after taxes. This component acts as a multiplier for the sum of the two financial components and one non-financial component described above.

The percentage awarded for each component described above is subject to a sliding scale ranging between 0% and a predetermined maximum percentage depending upon how far below or above the year-end results achieved are from the stated goal. In order to be eligible to receive a bonus, two conditions must take place: (1) the sum of the percentages awarded for the first two financial components and the non-financial component must be greater than zero and (2) the percentage awarded for the net after tax component must be greater than zero.

Under the bonus plan, the maximum bonus percentage that can be paid to the CEO is 102% of base salary plus a discretionary amount, if any, in the event that the Committee, in its judgment, believes that unusual circumstances warrant such an additional amount. The amount of any bonus set forth above can be downwardly adjusted within the discretion of the Committee if the business conditions warrant the adjustment. No Executive Officer received a merit bonus for fiscal year 2005 because the financial criteria set forth above were not met.

The Compensation Committee reviewed and approved a new cash merit bonus plan for fiscal year 2006 that is calculated as a percentage of base salary. The new plan covers all Executive Officers, including the CEO. This plan provides that cash bonuses will be paid to Executive Officers based on the achievement of two components: a certain profit before tax (**"PBT"**) goal and individual performance objectives. The cash bonus opportunity for Executive Officers under such plan ranges from 0% to 150% of base salary. Payments to Executive Officers under the plan may be more or less than a target bonus as a function of the Company's results and individual performance. The cash bonus opportunity is 30% of base salary based on achievement of minimum performance goals, 60% of base salary based on achievement of target performance goals (the **"Target"**) and 120% of base salary based on achievement of maximum performance goals. If the minimum performance goals are not achieved, no bonus is payable under this plan.

The Compensation Committee, in its discretion, may downwardly adjust the potential bonus award to a lesser percentage, if any, to take into consideration unusual events. In addition, the Committee, in its discretion, may award an additional percentage not to exceed 30% of base salary to reflect unusual contributions to Molex.

An overview of the cash merit bonus plan is shown in the table below.

Percent of Budgeted PBT Achieved	Maximum Bonus as a Percent of Base Salary for Achieving		Total*
	PBT Goal	Individual Goals	
115% or more	96%	24%	120%
Between 100%-115%	*Pro rata* percentage between 48% and 96% (Each 0.1% of PBT above the Target translates into an additional 0.32% of salary above 48%)	*Pro rata* percentage between 12% and 24% (Each 0.1% of PBT above the Target translates into an additional 0.08% of salary above 12%)	
Target = 100%	48%	12%	60%
Between 95%-100%	*Pro rata* percentage between 24% and 48% (Each 0.1% of PBT below the Target translates into a reduction of 0.48% of salary below 48%)	*Pro rata* percentage between 6% and 12% (Each 0.1% of PBT below the Target translates into a reduction of 0.12% of salary below 12%)	
95%	24%	6%	30%
Less than 95%	0%	0%	0%

* The "Total" amount set forth in the above Table may be upwardly adjusted an amount not to exceed 30% for a maximum amount of 150% or downwardly adjusted to zero within the discretion of the Committee.

Stock Plans

Molex has three stock-based equity plans administered by the Committee in which an Executive Officer may participate: The 2000 Molex Incorporated Incentive Stock Option Plan (the **"2000 ISO Plan"**), The 2000 Molex Incorporated Executive Stock Bonus Plan (the **"Stock Bonus Plan"**) and The 2000 Molex Incorporated Long-Term Stock Plan (the **"Long-Term Plan"**). These three stock plans provide long-term incentives to Executive Officers and encourage long-term growth of the Company. The shares granted or awarded in all three plans are Class A Common Stock.

The number of options granted to an Executive Officer under the 2000 ISO Plan or the Long-Term Plan is at the discretion of the Committee. Using equity plans that inherently depend upon stock performance over the long-term provides a strong link between management interests and those of the Company's stockholders. The Committee considers both long-term individual and company performance and previous grants when determining stock option grants for a given year.

The 2000 Molex Incorporated Incentive Stock Option Plan. Each Executive Officer may, at the discretion of the Committee, receive an annual grant of options to acquire shares not to exceed 250,000 shares or 10% of the shares reserved for Plan (currently 10% of 500,000 shares), whichever is less. Both F. A. Krehbiel and J. H. Krehbiel, Jr. each received an incentive stock option for 1,526 shares of Class A Common Stock at a price of $27.24 per share and a non-qualified option for 38,474 shares of Class A Common Stock at a price of $24.76 per share under the 2000 ISO Plan. The 2000 ISO Plan expired and the 2005 Molex Incentive Stock Option Plan is proposed to replace the 2000 ISO Plan. (See Proposal 5 on page 26.)

The 2000 Molex Incorporated Executive Stock Bonus Plan. The Stock Bonus Plan provides for the award of a stock bonus at the end of a fiscal year during which Molex's financial performance has been exemplary. The Committee may, in its sole discretion, award a stock bonus to eligible persons subject to the financial goal limitations set forth below.

No shares can be awarded for a given fiscal year if (a) the increase in Molex's net sales revenue did not either equal at least 15% or exceed two times the worldwide connector market growth or (b) the effect of an award would be to lower Molex's net profit (after taxes) as a percent of sales below 10%. In a given year, an eligible person can receive a maximum amount of stock whose fair market value on June 30 is equal to: 25% of the person's base salary if the increase in Molex's sales exceeded either 15% or two times the worldwide connector market growth but was less than 20%; or 50% of the person's base salary if Molex's sales increased 20% or more.

The Committee may award a cash bonus to offset taxes, thereby encouraging the recipient to hold the stock awarded. The stock and tax offset bonuses are distributed in four equal annual installments commencing on the June 30 ending the fiscal year for which the bonus has been awarded or as soon thereafter as practicable. If an individual who is awarded a bonus has not yet received his completed distribution and voluntarily leaves Molex before retirement, the balance due him is subject to forfeiture.

For the fiscal year just ended, the financial conditions necessary to award a stock bonus under the Stock Bonus Plan were not met. Accordingly, no awards were granted. The Stock Bonus Plan expired on June 30, 2005.

The 2000 Molex Incorporated Long-Term Stock Plan. Under the Long-Term Plan, the Committee has the complete authority in its sole discretion in awarding benefits in the form of both stock options and stock bonuses (i.e., no consideration given at the time of distribution) including the amounts, the prices and other terms and conditions. All of the awards under the Long-Term Plan, whether in the form of stock options or stock bonuses, that were given during last fiscal year are: (i) nonqualified; (ii) exercisable or distributable one year after grant or award; (iii) subject to expiration ten years after grant; and (iv) subject to vesting (for options) or subject to distribution (for bonus shares) in 25% annual increments on the anniversary of the grant or award. During last fiscal year, J. J. King, the former CEO, received an option for 300,000 shares of Class A Common Stock at a price of $25.99 per share. In addition, he received, in tandem, a bonus share award of 40,000 shares of Class A Common Stock. M. P. Slark, the new CEO effective July 1, 2005 received an option for 175,000 shares of Class A Common Stock at a price of $25.99 per share. In addition, he received, in tandem, a bonus share award of 20,000 shares of Class A Common Stock under the Long-Term Stock Plan.

Review of All Components of Executive Compensation

The Committee has reviewed all components of compensation of the Company's Chief Executive Officer and the other Executive Officers, including salary, bonus, equity and long-term incentive compensation, accumulated realized and unrealized stock option gains and restricted stock values, the dollar value to the executive and cost to the Company of all perquisites and other personal benefits, potential retirement and severance benefits, and the earnings and accumulated payout obligations under the Company's non-qualified deferred compensation program. A tally sheet setting forth all the above components was prepared for and reviewed by the Committee in connection with the Committee's consideration of compensation for Executive Officers.

Effect of §162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code denies a publicly held corporation, such as the Company, a federal income tax deduction for compensation in excess of $1 million in a taxable year paid to each of its chief Executive Officer and the four other most highly compensated Executive Officers. Certain "performance based" compensation, such as stock options awarded at fair market value, is not subject to the limitation on deductibility provided that certain stockholder approval and independent director requirements are met. Molex will continue to analyze its executive compensation practices and plans on an ongoing basis with respect to §162(m) that concerns the deductibility of executive compensation. Where it deems advisable, Molex will take appropriate action to maintain the tax deductibility of its executive compensation.

This report is submitted on behalf of the members of the Compensation Committee:

Robert J. Potter, Chairman
Masahisa Naitoh
Joe W. Laymon

STOCKHOLDER RETURN PERFORMANCE PRESENTATION

The graph set forth below provides comparisons of the yearly percentage change in the cumulative total stockholder return on Molex's Common and Class A Common Stock with the cumulative total return of Standard & Poor's 500 Stock Index and a Peer Group Index for the five fiscal years ended June 30, 2005.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN (a)
(Molex Incorporated, S&P 500 Index and Peer Group Index)



	2000	2001	2002	2003	2004	2005
Molex Common Stock (MOLX)	100.00	76.10	70.08	56.69	67.54	55.13
Molex Class A Common (MOLXA)	100.00	85.49	78.93	66.53	79.18	68.57
S & P 500 Index (b)	100.00	85.17	69.85	70.03	83.41	88.68
Peer Group Index (c)	100.00	57.29	38.96	35.46	51.51	43.17

(a) Assumes $100 invested on June 30, 2000 in Molex Common Stock, Molex Class A Common Stock, the S&P 500 Index, and a Peer Group Index (as defined below in footnote (c)) and the reinvestment of all dividends.

(b) Cumulative returns calculated from the S&P 500 Total Return Index maintained by Standard & Poor's Corporation. Molex's Common Stock is listed on the S&P 500 and, accordingly, Molex uses this index as the general index required by the SEC rules.

(c) Molex uses an objective definition to determine which companies are included in the Peer Group Index. The Peer Group Index includes all of the companies in the S&P 1500 (comprising the S&P 500, MidCap 400 and SmallCap 600) classified in the Global Industry Classification (**"GIC"**) 452030 that is found in the "Information Technology" Sector, the "Technology Hardware and Equipment" Industry Group and the "Electronic Equipment and Instrumentation" Industry. This Industry GIC includes the "Electronic Equipment Manufacturers," "Electronic Manufacturing Services" and "Technology Distributors" Sub-industry classifications. Molex Common Stock (MOLX) is a component of the "Electronic Manufacturing Services" Sub-Industry (GIC 45203120). As of the fiscal year just ended, the Peer Group consisted of 50 companies including Molex Common Stock (MOLX).

51

OTHER INFORMATION

Other Business. Management intends to present no business other than that herein specifically mentioned at the Annual Meeting of Stockholders and knows of no other business that may be properly presented by others. If, however, any other business properly comes up for action at the meeting, the proxy holders will vote with respect thereto in their discretion.


By Order of the Board of Directors of
MOLEX INCORPORATED

Frederick A. Krehbiel


Dated at Lisle, Illinois
September 23, 2005

52

THE 1998 MOLEX STOCK OPTION AND RESTRICTED STOCK PLAN
(As Amended and Restated as of January 1, 2005)

ARTICLE I.   GENERAL

1.1   Name of Plan. The name of the plan described in detail herein shall be **The 1998 Molex Stock Option and Restricted Stock Plan** (formerly known as "**The 1998 Molex Incorporated Stock Option Plan"** and hereinafter referred to as the**"Plan"**).

1.2   Purpose. The purpose of the Plan is to induce certain designated employees to remain in the employ of Molex Incorporated, a Delaware corporation, (the **"Company"**) or any of its subsidiaries and affiliates, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Company believes the Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping, carrying out the long-range plans of the Company and securing its continued growth and financial success.

1.3   Eligibility. Any regular employee of Molex Incorporated or any of its subsidiary companies and affiliated companies, subject to the terms and conditions of the Plan, may be granted an option or a restricted stock award under this Plan. Notwithstanding the foregoing, the following Company personnel shall be ineligible: any director or executive officer of Molex Incorporated or any "key employee" within the meaning of §409A of the Internal Revenue Code of 1986, as amended (the **"Code"**).

ARTICLE II.   TERM OF PLAN

2.1   Effective Date. Upon approval by the stockholders, this amendment and restatement of the Plan shall become effective as of January 1, 2005.

2.2   Expiration. This Plan shall expire **October 31, 2009**, unless terminated earlier by the Board of Directors, and no option or restricted stock award shall be granted after such expiration date.

ARTICLE III.   STOCK SUBJECT TO PLAN

3.1   Class of Stock. The stock that shall be subject to options or restricted stock awards granted under the Plan shall be Molex Incorporated Class A Common Stock, $.05 par value (the **"Stock"**).

3.2   Number of Shares. Twelve million-five hundred thousand (12,500,000) shares of the Stock shall be reserved for issue upon the exercise of options or restricted stock awards granted under the Plan.

3.3   Source of Stock. Upon the exercise of options or as restricted stock awards vest under the Plan, the Stock shall be issued from either authorized but unissued stock or Treasury stock as directed by the Committee.

3.4   Expired, Forfeited or Canceled Options. If any such options granted under the Plan shall expire, be forfeited or canceled for any reason without having been exercised in full, the unpurchased or unexercised shares subject thereto shall again be available for the purposes of the Plan.

ARTICLE IV.   ADMINISTRATION

4.1   Committee. A committee (the **"Committee"**) shall administer the Plan under the terms, conditions and powers set forth herein.

4.2   Makeup of the Committee. The Committee shall consist of at least two members appointed by the Board of Directors of the Company. No members of the Committee may be eligible to participate in the Plan.

4.3   Action by the Committee. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Unless and until the Board of Directors shall appoint such Committee, the whole Board of Directors shall constitute the Committee. Any decision or determination reduced to writing and signed by a majority of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held.

If not specified in the Plan, the time at which the Committee must or may take any determination shall be determined by the Committee, and such determination may thereafter by modified by the Committee. Any action, determination, interpretation or other decision by the Committee with respect to the Plan shall be final, conclusive and binding on all persons and entities, including the Company, its affiliates, any eligible employee, any person claiming any rights under the Plan from or through any grantee of an award under the Plan, and stockholders, except to the extent the Committee may subsequently modify, or take further action not inconsistent with, its prior action.

4.4   Power to Grant Options. Subject to the express provisions of the Plan, the Committee shall have complete authority, in its sole discretion, to determine the employees to whom, and the time or times at which, options shall be granted, the option periods, the vesting schedule and the number of shares to be subject to each option, and such other terms and provisions of the option agreements (which need not be identical). In making such determinations, the Committee may take into account the nature of the services rendered by the respective employees, their present and potential contribution to the Company's success, and such other factors as the Committee in its discretion shall deem relevant.

4.5   Power to Buy Option Stock. The Committee, in its sole discretion, if it believes that a particular optionee is suffering under an undue financial hardship, may cause the Company to buy as Treasury Stock up to **fifty percent (50%)** of the option stock actually exercised by that particular optionee. In such a case, the Company shall pay to the optionee the fair market value of the shares of option stock at the time the Committee elects to repurchase.

4.6   Power to Grant Restricted Stock Awards. Subject to the express provisions of the Plan, the Committee shall have complete authority, in its sole discretion, to determine the employees to whom, and the time or times at which, restricted stock awards shall be granted, the vesting schedule and the number of shares to be subject to each award, and such other terms and provisions of the awards (which need not be identical). In making such determinations, the Committee may take into account the nature of the services rendered by the respective employees, their present and potential contribution to the Company's success, and such other factors as the Committee in its discretion shall deem relevant.

4.7   Other Powers. The express grant of any specific power to the Committee, or the taking of any action of the Committee, shall not be construed as limiting any power or authority of the Committee. Subject to and consistent with the provisions of the Plan, the Committee shall have full power and authority, in its sole discretion, to:

- correct any defect or supply any omission or reconcile any inconsistency,

- construe and interpret the Plan, the rules and regulations relating to it, or any other instrument entered into or relating to an award under the Plan,

- make any determinations, provide any procedures or rules, enter into any agreements necessary to comply with any applicable tax laws, rules and regulations and in particular Code §409A,

- make all other determinations, including factual determinations, necessary or advisable for the administration of the Plan.

ARTICLE V.   GRANT OF OPTION OR RESTRICTED STOCK AWARD

5.1   Price. The acquisition price of any of the shares of Stock granted under this Plan may be any percentage of the fair market value of the Stock of the Company on the date of grant as determined by the Committee including 0%.

5.2   Fair Market Value. For the purposes of this Article, fair market value shall be the closing price of the Stock on the date of granting the option as reported by the *Wall Street Journal*.

5.3   Evidence of Option. Options granted shall be evidenced by agreements, warrants, and/or other instruments in such form as the Committee shall deem advisable and shall contain such terms, provisions, and conditions not inconsistent herewith as may be determined by the Committee.

5.4   Rights as a Shareholder. An optionee shall have no rights as a stockholder with respect to shares covered by his option until the day of issuance of stock certificate to him and after such shares are fully paid.

5.5   Grant of Restricted Stock Award. The Committee shall have the complete authority, in its sole discretion, to determine the eligible employees to whom a restricted stock award shall be granted, the vesting schedule, the number of shares to be subject to each award, and such other terms and provisions of the awards.

5.6   Evidence of Restricted Stock Award. Restricted stock awards granted shall be evidenced by agreements, warrants, and/or other instruments in such form as the Committee shall deem advisable and shall contain such terms, provisions, and conditions not inconsistent herewith as may be determined by the Committee.

ARTICLE VI.   EXERCISE OF OPTION

6.1   Initial Waiting Period. No option shall be exercisable until at least one year after the date of grant.

6.2   Vesting Periods. After the initial waiting period, an optionee may exercise his option to the extent that the shares covered by said option become vested. The vesting schedule is as follows:

    a.   Normal Vesting. The shares covered by such an option shall vest in amounts and times determined by the Committee in its sole discretion; provided that the time in which an option becomes one hundred percent (100%) vested cannot exceed eight (8) years.

    b.   Accelerated Vesting. Notwithstanding the foregoing, all options shall immediately vest one hundred percent (100%) and become immediately exercisable for a period of one (1) year after one of the following events:

      (1)   Death;

      (2)   Total disablement;

      (3)   Retirement, if all of the following conditions at the time of termination of employment are met:

        (a)   the optionee has reached age 59½; and

        (b)   the optionee was employed at least fifteen (15) years with the Company and/or any of its subsidiaries; and

        (c)   The Committee has determined that the reason for termination is due to retirement.

      (4)   Termination not covered above, but only if all of the following conditions are met at the time of termination of employment:

        (a)   the optionee has reached age 55; and

        (b)   the optionee accepts termination subject to a written program or agreement adopted in furtherance of a planned employee reduction plan.

    c.   Modified Accelerated Vesting Upon Termination Pursuant to a Termination Agreement. Notwithstanding anything herein to the contrary, any outstanding unvested options shall vest in the following manner and to the extent set forth below ***but only if***

      (1)   The optionee was employed at least twenty (20) years with the Company and/or any of its subsidiaries **or** the Committee finds, in its sole discretion, that the optionee is deemed to have achieved a certain key management position; and

      (2)   The optionee's employment was terminated by the Company pursuant to a written termination agreement having a term for a stated period of time from the date of separation (the **"Term"**) during which the optionee agrees to certain obligations running in favor of the Company and/or the Company agrees to give optionee certain benefits.

    If all the conditions set forth above have been satisfied, the unvested shares of each of the optionee's outstanding options shall vest during the Term in any manner and in any amounts (or not at all) that the Committee, in its sole discretion, shall deem appropriate, but not later than the date when the shares of each particular option would have otherwise vested.

A-3

6.3   Cumulative Rights. The right to exercise any option as set forth in **Section 6.2** shall be cumulative. That is, an optionee may exercise in any given year those shares he could have exercised in a previous year but did not.

6.4   Expiration. No option may be exercised after **one (1) year** from the date the option becomes **one hundred percent (100%) vested**.

6.5   Form of Exercise. The option may only be exercised according to the terms and conditions established by the Committee, consistent with the limits set forth herein, at the time the option is granted; provided, however, that the Committee, in its discretion, may require that any optionee shall receive only the net shares of Stock provided under such option after subtracting the aggregate exercise price and amounts for withholding of applicable taxes from the fair market value of the Stock subject to the option as of the date of exercise. Subject to the foregoing terms and conditions, an option may be exercised by a written notice delivered to the Company's principal office of the optionee's intent to exercise the option with respect to a specified number of shares of Stock along with payment to the Company of the amount of the aggregate option purchase price for the number of shares of Stock exercised. Stock that is already owned by an optionee may be tendered as all or part of the aggregate option purchase price. If Stock is used for payment, it shall be valued at the closing price on the date of exercise as reported by the *Wall Street Journal*.

ARTICLE VII.   TERMINATION OF OPTION

7.1   Expiration Date. Every option granted under this Plan shall terminate and expire at the earliest of

    a.   the date of expiration set when such option was granted; or

    b.   one (1) year after one of the events set forth in **Subsection 6.2b**; or

    c.   one (1) year after the shares of an option become 100% vested as set forth in **Subsection 6.2c** or earlier upon breach of the termination agreement; or

    d.   the end of the month following the month in which an optionee's employment is involuntarily terminated for any reason except for misconduct or pursuant to the circumstances set forth in **Subsections 6.2b or c;** or

    e.   the day of an optionee's voluntary termination not covered by the above subsections of this **Section 7.1** or termination due to misconduct.

ARTICLE VIII.   TRANSFERABILITY

8.1   Non-Transferable. No option or restricted stock award granted under the Plan is transferable, and only the optionee can exercise any option granted during his or her life subject to **Section 8.2** of this Article.

8.2   Death. In the event of the death of an optionee while still employed by the Company or a parent or a subsidiary, his option, to the extent he or she could have exercised it on the date of his or her death, may be exercised by the personal representative of the estate of the optionee within one (1) year after the date of his or her death in accordance with the terms established by the Committee at the time the option was granted, but (as set forth in **Article VII**) not later than the expiration date set forth in **Section 6.4**.

ARTICLE IX.   ADJUSTMENT OF NUMBER OF SHARES

9.1   Stock pidends. In the event that a pidend shall be declared upon the Stock payable in shares of Stock, the number of shares of stock then subject to any such option or restricted stock award and the number of shares reserved for issuance pursuant to the Plan, but, not yet covered by an option or restricted stock award, shall be adjusted by addition to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the stockholders entitled to receive such stock pidend.

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9.2   Reorganization. In the event that the outstanding shares of the Stock shall be changed into or exchanged for a different number of kind of shares of Stock or other securities of the Company, or of another corporation, whether through reorganization, recapitalization, stock split up, combination of shares merger or consolidation, then, there shall be substituted for each share of Stock subject to any such option or restricted stock award and for each share of Stock reserved for issuance pursuant to the Plan, but, not yet covered by an option or restricted stock award, the number and kind of shares of Stock or other securities into which each outstanding share of Stock shall be so changed or for which each such share of Stock shall be exchanged.

9.3   Other Changes. In the event there shall be any change, other than as specified above in this Article, in the number or kind of outstanding shares of the Stock or of any stock or other securities into which such stock shall have been changed or for which it shall have been exchanged, then, if the Committee shall, in its sole discretion, determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but, not yet covered by an option or restricted stock award and of the shares then subject to an option or restricted stock award, such adjustments shall be made by the Committee and shall be effective and binding for all purposes of the Plan and of each option or restricted stock award.

9.4   Adjusted Option Price. In the case of any substitution or adjustment as provided for in this Article, the option price in each stock option agreement for each share covered thereby prior to such substitution or adjustment will be the option price for all shares of Stock or other securities which shall have been substituted for such share or to which such share shall have been adjusted pursuant to this Article.

9.5   Fractional Shares. No adjustment or substitutions provided for in this Article shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

ARTICLE X.   SECURITIES REGULATION

10.1   Registered Stock. The Company shall not be obligated to sell or issue any shares under any option or restricted stock award granted hereunder unless and until the shares with respect to which the option or restricted stock award is being exercised are effectively registered or exempt from registration under the Securities Act of 1933 and for any other federal or state law governing the sale and issuance of such shares or any securities exchange regulation to which the Company might be subject.

10.2   Unregistered Stock. In the event the shares are not effectively registered, but can be issued by virtue of an exemption, the Company may issue option shares to an optionee if the optionee represents that he is acquiring such shares as an investment and not with a view to, or for sale in connection with, the distribution of any such shares. Certificates for shares of Stock thus issued shall bear an appropriate legend reciting such representation.

ARTICLE XI.   TRANSITION RULES FOR 2005 AND THEREAFTER

11.1   Effective Date and Applicability. Notwithstanding any other provision of the Plan or any award agreement to the contrary, with respect to any option or restricted stock awarded under the Plan that the Committee determines to be subject to Code §409A, the provisions of this **Article XI** shall be effective as of January 1, 2005 and shall apply only to those employees who are subject to United States income tax laws.

11.2   Options Vesting in 2005. Notwithstanding any provision under the Plan or any option agreements to the contrary, any option granted under the Plan that vests during 2005 and has not been exercised as of December 1, 2005 shall be automatically exercised as of December 1, 2005. The payment of the net shares under any such option, after applicable tax withholding, shall be made as soon as administratively practicable after December 1, 2005.

11.3   Options Vesting on or after January 1, 2006. Any options granted under the Plan which vest on or after January 1, 2006 shall be automatically exercised as of such vesting date and the payment of the net shares under any such option, after applicable tax withholding, shall be made as soon as administratively practicable after such exercise date.

11.4   Authority To take Action To Comply with §409A. The Board of Directors of the Company and/or the Committee shall have the authority to adopt such amendments to the Plan and to take any and all such actions as may be necessary or appropriate to comply in good faith with Code §409A and any Treasury Regulations or similar guidance issued thereunder. With respect to any outstanding option agreements subject to Code §409A, the Committee shall have the authority to enter into consent agreements with the optionees for purposes of modifying the applicable terms of such outstanding option agreements in order to bring them into compliance with Code §409A and the provisions of this **Article XI**.

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ARTICLE XII.   AMENDMENT AND TERMINATION

12.1   Authority.Subject to **Section 12.2**, the Board of Directors may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the Plan in whole or in part without the approval of the Company's stockholders, except that any amendment or alteration shall be subject to approval of the Company's stockholders if such approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares of Stock may be listed or quoted.

12.2   Awards Previously Granted. Except as otherwise specifically provided in the Plan or an award agreement under the Plan, no termination, amendment, or modification of the Plan shall adversely affect in any material way any award previously granted under the Plan without the written consent of the grantee of such award.

ARTICLE XIII.   MISCELLANEOUS

13.1   No Contract of Employment. Any participation under the Plan shall not be construed as giving an employee a future right of employment with the Company. Employment remains at the will of the Company.

13.2   Governing Law. This Plan and all matters relating to this Plan shall be interpreted and construed under the laws of the state of Illinois.

APPENDIX B

THE 2005 MOLEX EMPLOYEE STOCK AWARD PLAN
(Effective as of July 1, 2005)

ARTICLE I. GENERAL INFORMATION REGARDING THE PLAN

1.1   **Title** - The title of the stock award plan described herein is **"The 2005 Molex Employee Stock Award Plan"** (the **"Plan"**).

1.2   **Issuer** - The issuer of the stock that is the subject of the Plan is Molex Incorporated, a Delaware corporation, having its principal place of business at 2222 Wellington Court, Lisle, Illinois 60532 (the **"Company"**). The Company's phone number is (630) 969-4550.

1.3   **General Purposes of the Plan** - The Company desires to establish the Plan to recognize employees of the Company and its affiliates by rewarding those employees for certain achievements, including, but not limited to, certain service anniversaries, work results, patents, and sales goals.

1.4   **Duration** - The Plan shall commence upon stockholder approval**,** and shall continue thereafter until all reserved shares of Stock (as defined below) have been awarded.

1.5   **Eligible Employees** - A person shall be eligible to receive a stock award if he or she is an employee of the Company or any of its affiliates. Officers of the Company, who are also employees, shall be eligible to participate in the Plan only to the extent, and under the same circumstances, as other employees of the Company pursuant to guidelines as may be established by the Committee.

1.6   **Securities to be Offered** - The shares reserved for award under the Plan shall consist of **two hundred fifty thousand (250,000) shares of Molex Incorporated Class A Common Stock**, $.05 par value (the **"Stock"**). The Stock shall be issued from either authorized but unissued shares or Treasury Stock as the Committee, in its judgment, deems advisable. Upon the receipt of a stock certificate under the Plan, an employee shall have all the rights normally associated with stock ownership, including the right to vote, if any, and receive dividends, if any.

1.7   **Securities Regulation and Restrictions on Resale** - The Company shall not be obligated to issue any shares under any award granted hereunder unless and until the award shares are effectively registered or exempt from registration under the Securities Act of 1933 and from any other federal or state law governing the distribution and issuance of such shares or any securities exchange regulation to which the Company might be subject. In the event the Stock is not effectively registered, but can be issued by virtue of an exemption, the Company may issue shares of Stock to an employee if the employee represents that he is acquiring such shares received under the Plan as an investment and not with the view to, or for sale in connection with, the distribution of any such shares. Certificates for shares of Stock thus issued may bear an appropriate legend reciting such representation.

ARTICLE II. ADMINISTRATION OF THE PLAN

2.1   **The Committee** - A committee (the **"Committee"**) appointed by the Board of Directors of the Company (the **"Board"**) shall administer the Plan. No compensation shall be paid to the Committee members under the Plan. However, the Board shall have the power and authority to provide compensation to any person appointed to the Committee who is not an employee of the Company.

2.2   **Action by the Committee** - A simple majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members shall be fully as effective as if it had been made by a majority vote at a meeting.

2.3   **Powers of the Committee** - The express grant of any specific power to the Committee, or the taking of any action of the Committee, shall not be construed as limiting any power or authority of the Committee. In addition to making awards as set forth in **Section 3.1** hereof and subject to and consistent with the provisions of the Plan, the Committee shall have full power and authority, in its sole discretion, to

- correct any defect or supply any omission or reconcile any inconsistency,

- construe and interpret the Plan, the rules and regulations relating to it, or any other instrument entered into or relating to an award under the Plan,

- make any determinations, provide any procedures or rules, enter into any agreements necessary to comply with any applicable tax laws, rules and regulations,

- delegate its authority with respect to awards under the Plan in accordance with established or written guidelines approved by the Committee and revoke any such delegation of authority at any time,

- make all other determinations, including factual determinations, necessary or advisable for the administration of the Plan.

Any action, determination, interpretation or other decision by the Committee with respect to the Plan shall be final, conclusive and binding on all persons and entities, including the Company, its affiliates, any eligible employee, any person claiming any rights under the Plan from or through any grantee of an award under the Plan, and stockholders, except to the extent the Committee may subsequently modify, or take further action not inconsistent with, its prior action.

ARTICLE III. STOCK AWARD

3.1 **Awarding the Stock** - Subject to the limitation of **Section 3.3** hereof, the Committee has the complete authority, in its sole discretion, to determine the eligible employees to whom a stock award shall be granted and the number of shares comprising each such award. In making such determinations, the Committee may take into account the nature of the services rendered by the respective employee, his or her present and potential contribution to the Company's success, the value of his or her achievement that is being recognized and such other factors as the Committee, in its discretion, shall deem relevant. At the time an award is granted, the Committee shall have the discretion to place conditions or restrictions on such award.

3.2 **Consideration** - No monetary consideration shall pass from an employee to the Company.

3.3 **Limitation of Shares Awarded to an Individual Each Year** - No single employee shall be awarded more than 3000 shares of Stock under this Plan in any fiscal year of the Company.

3.4 **Distribution of Award** - The Committee may issue Stock awards in its discretion at any time during the fiscal year or pursuant to established guidelines set by the Committee which it may change or revoke at any time in its sole discretion.

3.5 **Tax Withholding** - Stock awards under the Plan may be subject to income tax withholding, and the Company is obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of the Stock at the time of the award.

3.6 **Adjustment of the Number of Shares** - The number of shares of Stock subject to any award under the Plan, but not yet distributed, and the number of shares reserved for issuance pursuant to the Plan, but not yet covered by an award, shall be adjusted to reflect any stock dividend, stock split or any other capital stock change. The Committee shall equitably make any other adjustments in its sole discretion. No adjustment shall require the Company to award a fractional share.

ARTICLE IV. MISCELLANEOUS

4.1 Amendment and Termination. The Board may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the Plan in whole or in part without the approval of the Company's stockholders, except that any amendment or alteration shall be subject to approval of the Company's stockholders if such approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares of Stock may be listed or quoted.

4.2 Governing Law. This Plan and all matters relating to this Plan shall be interpreted and construed under the laws of the state of Illinois.

APPENDIX C

2005 MOLEX EMPLOYEE STOCK PURCHASE PLAN
(Effective April 1, 2006)

ARTICLE 1. PURPOSE

Molex Incorporated (the **"Corporation"**) hereby establishes the 2005 Molex Employee Stock Purchase Plan (the **"Plan"**). The Plan provides an incentive for present and future employees of the Corporation and its Participating Employers to acquire a proprietary interest (or increase an existing proprietary interest) in the Corporation through the purchase of shares of the Corporation's common stock at a discount. The Corporation intends that the Plan qualify as an "employee stock purchase plan" under Code §423, and that the Plan shall be administered, interpreted and construed in a manner consistent with the requirements of Code §423.

ARTICLE 2. DEFINITIONS

Under the Plan, except where the context otherwise indicates, the following definitions shall apply.

2.1   **"Administrator"** means the person, persons or committee designated by the Board as responsible for the administration of the Plan as provided in **Article 3**.

2.2   **"Board"** means the Board of Directors of the Corporation.

2.3   **"Code"** means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.4   **"Committee"** means the Compensation Committee or such Administrator as may be appointed by the Board.

2.5   **"Corporation"** means Molex Incorporated, a Delaware corporation, or any business which, with the consent of the Board, succeeds to its business by merger, reorganization, consolidation or otherwise and adopts this Plan as its own.

2.6   **"Compensation"** means with respect to each Participant, such Participant's total base wages and or salary actually paid to a Participant by an Employer during the Offering Period, plus the amount of any tax-deferred or tax-exempt contributions made by the Employer on behalf of the Participant pursuant to a Code §401(k) qualified "cash or deferred" arrangement, a Code §125 "cafeteria plan," or a Code §132(f)(4) qualified transportation fringe benefit arrangement maintained by the Employer. Compensation shall exclude all other forms of remuneration, including but not limited to, overtime payments, bonus payments, commissions, and other monetary remuneration, if any, which is paid by the Employer to an Eligible Employee during a Plan year plus any other accrued unpaid earnings, nonqualified deferred compensation and other payments as determined by the Committee.

2.7   **"Effective Date"** means April 1, 2006.

2.8   **"Eligible Employee"** means any individual who is an employee of an Employer for tax withholding purposes. For purposes of the Plan, the employment relationship shall be treated as continuing while the individual is on sick leave or other authorized leave of absence. The following employees of an Employer shall not be Eligible Employees for Plan purposes:

(a) Employees who have been employed by an Employer for less than one year;

(b) Employees whose customary employment is for not more than 5 months in any calendar year;

(c) Employees who own, or in accordance with Code §424(d) are considered to own, stock of the Corporation or of any Subsidiary possessing 5% or more of the total combined voting power or value of all classes of the stock of the Corporation or of any Subsidiary; and

(d) Employees who are officers for purposes of the requirements of §16 of the Securities Exchange Act of 1934.

2.9   **"Employer"** means the Corporation and each Participating Employer.

2.10   **"Exercise Date"** means the last business day of an Offering Period.

2.11 **"Fair Market Value"** means, on any given date, the closing price of the Shares on the principal national securities exchange on which the Shares are listed on such date, or, if the Shares are not listed on any national securities exchange, the mean between the bid and asked prices of the Shares as reported on the NASDAQ, or if the Shares are not so reported, the fair market value of the Shares as determined by the Committee in good faith. If there are no sales reports or bid or ask quotations, as the case may be, for a given date, the closest preceding date on which there were sales reports shall be used.

2.12 **"Offering Date"** the first business day of an Offering Period.

2.13 **"Offering Period"** means a period established by the Committee or the Board pursuant to **Section 17.3** during which an option to purchase Shares is granted pursuant to the Plan. Each Offering Period shall begin on the Offering Date of such Offering Period and shall end on the Exercise Date of such Offering Period. Unless changed by the Committee or the Board pursuant to **Section 17.3**, the Offering Periods shall be:

> January 1 through March 31
> April 1 through June 30
> July 1 through September 30
> October 1 through December 31

The initial Offering Period shall be April 1, 2006 through June 30, 2006.

2.14 **"Participant"** means an Eligible Employee who has elected to participate in the Plan by filing an enrollment agreement with the Corporation as provided in **Article 5**.

2.15 **"Participating Employer"** means any Subsidiary designated by the Committee, in its sole discretion, for participation in the Plan.

2.16 **"Plan"** means the 2005 Molex Employee Stock Purchase Plan, as set forth herein, and as may be amended from time to time.

2.17 **"Purchase Price"** means the per Share purchase price established by the Committee, in its sole discretion, under an option to purchase Shares, which price shall not be less than 85% of the Fair Market Value of a Share on the Offering Date or 85% of the Fair Market Value of a Share on the Exercise Date, whichever is lower. The Purchase Price established by the Committee shall apply to each Offering Period until subsequently changed by the Committee.

2.18 **"Share"** means a share, $.05 par value, of Class A common stock of the Corporation. Shares subject to the Plan may be authorized, but unissued Shares, Shares held in treasury or Shares acquired by the Corporation.

2.19 **"Subsidiary"** means any corporation (other than the Corporation) that owns, directly or indirectly, 50% or more of the total combined voting power of all classes of stock or other equity interests and that otherwise qualifies as a "subsidiary corporation" within the meaning of Code §424(f) or any successor thereto.

ARTICLE 3. ADMINISTRATION

3.1 **Committee as Administrator.** The Committee shall be the Administrator, unless and until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in substitution of current members, fill vacancies, and remove all members of the Committee and, thereafter, directly administer the Plan or authorize another person, persons or committee to administer the Plan. Notwithstanding any other provision in the Plan, the Board may, at any time or from time to time, administer the Plan, and in such case, reference herein to the Committee shall mean the Board.

3.2 **Committee Actions.** The Committee shall meet at such times and places and upon such notice as it may determine. A majority of the Committee shall constitute a quorum. Any act or determination by the Committee may be taken at any meeting at which a quorum is present and shall be by majority vote of those members entitled to vote. Members of the Board or Committee who are eligible to participate in the Plan may vote on any and all matters, including matters affecting Plan administration or option grants pursuant to the Plan.

3.3   **Powers of the Committee.** The Committee shall have all the powers vested in it by the terms of the Plan. In addition, the Committee shall have the power and authority to take all other actions necessary to carry out the purpose and intent of the Plan and make all other determinations necessary or advisable for Plan administration, including, but not limited to, the authority, in its sole discretion, to:

(a) interpret the terms and provisions of the Plan;

(b) prescribe, amend and rescind rules and regulations relating to the Plan, including rules necessary to permit the participation of Eligible Employees in foreign jurisdictions (*e.g.,* rules for the conversion of currency and compliance with applicable securities laws);

(c) correct any defect or rectify any omission in the Plan, or to reconcile any inconsistency in the Plan and any option to purchase Shares granted under the Plan;

(d) impose such terms, limitations, restrictions and conditions on options granted under the Plan, as the Committee shall deem appropriate;

(e) permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Corporation's processing of properly completed withholding elections; and

(f) delegate to one or more person or committees such administrative duties as it deems appropriate under the circumstances. Any person or committee to which the duty to perform an administrative function is delegated shall act on behalf of and shall be responsible to the Administrator for such function.

The Committee may, in its discretion, request advice or assistance, or employ such other persons as it deems necessary or appropriate for the proper administration of the Plan, including, but not limited to employing a brokerage firm, bank or other financial institution to assist in the purchase of Shares, delivery of reports or other administrative aspects of the Plan.

3.4   **Effect of Committee's Decision.** The Committee's actions and determinations with respect to any matter relating to the Plan pursuant to the powers vested in it hereunder shall be in its sole and absolute discretion and shall be final, conclusive and binding on all persons, including the Corporation, its stockholders, Participants and any other employee of the Corporation, and their successors in interest. All rules and determinations of the Committee in the administration of the Plan shall be uniformly and consistently applied to all persons in similar circumstances.

3.5   **Limited Liability.** To the maximum extent permitted by law and the Corporation's charter, no member of the Board or Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any option grant under the Plan.

3.6   **Indemnification.** To the maximum extent permitted by law and the Corporation's charter, the members, including former members of the Board and Committee shall be indemnified by the Corporation with respect to all their activities under the Plan.

ARTICLE 4. ELIGIBILITY TO PARTICIPATE IN THE PLAN

Subject to limitations imposed by Code §423(b), each person who is an Eligible Employee as of an Offering Date shall be eligible to participate in the Plan for the Offering Period beginning on that Offering Date. All Eligible Employees shall have the same rights and privileges within the meaning of Code §423(b)(5).

ARTICLE 5. ELECTION TO PARTICIPATE IN THE PLAN

5.1   **Enrollment.** Each Eligible Employee may elect to participate in the Plan by completing an enrollment agreement in the form required by the Corporation and filing such enrollment agreement with the Corporation's human resources office no later than 15 days before the applicable Offering Date, unless the Committee establishes another deadline for filing the enrollment agreement with respect to a given Offering Period.

5.2   **Rolling Elections.** Unless a Participant withdraws from participation in the Plan as provided in **Article 10** or authorizes a different payroll deduction by timely filing a new enrollment agreement with the Corporation's human resources office no later than 15 days before the Offering Date of a succeeding Offering Period, a Participant who is participating in an Offering Period as of the Exercise Date of such Offering Period shall be deemed to have (i) elected to participate in the immediately succeeding Offering Period, and (ii) authorized the same payroll deduction percentage for such immediately succeeding Offering Period as was in effect for such Participant immediately before such succeeding Offering Period.

ARTICLE 6.   CONTRIBUTIONS

6.1   **Payroll Deductions.** All Participant contributions to the Plan shall be made only by payroll deductions. By filing an enrollment agreement with respect to an Offering Period, the Participant shall authorize payroll deductions to be made, on an after-tax basis (based on eligible pre-tax Compensation), during the Offering Period in an amount from 1% to 15% (in whole percentages) of the Compensation that the Participant receives on each payroll date during such Offering Period, and in each subsequent Offering Period in which the election remains effective as described in **Section 5.2**; provided, however, that a Participant's payroll deductions shall not exceed $4,000 in any calendar year. Payroll deductions for an Offering Period shall begin on the first payroll date following the Offering Date and shall end on the last payroll date in the Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided below in **Article 10**. The Committee may, in its discretion change the maximum percentage of Compensation permitted to be contributed for any Offering Period before the Offering Date. Notwithstanding the above, the Committee may, in its discretion with respect to any Offering Period, permit all Participants who have not withdrawn from participation in accordance with **Article 10** to make one lump sum contribution by check no later than ten (10) days prior to the last day of an Offering Period; provided, however, that a Participant's total contributions for such Offering Period shall not exceed 15% of Compensation, nor shall a Participant's total contributions exceed $4,000 in any calendar year.

6.2   **Use of Contributions.** All payroll deductions made for a Participant shall be deposited in the Corporation's general corporate account and shall be credited to a bookkeeping account for the Participant under the Plan. No interest shall accrue on or be credited with respect to the payroll deductions of a Participant under the Plan. A Participant may not make any additional contributions into such account. The Corporation may use all payroll deductions received or held by the Corporation under the Plan for any corporate purpose, and the Corporation shall not be obligated to segregate such payroll deductions.

6.3   **Changes to Contributions.** Except as provided in **Article 10**, a Participant may not change his or her contribution election during an Offering Period. A Participant may change his or her contribution election with respect to a succeeding Offering Period by timely filing a new enrollment agreement before such Offering Period.

ARTICLE 7.   GRANT OF OPTIONS

7.1   Subject to the limitations in **Article 13** and **Section 7.2** below, on the Offering Date of each Offering Period, each Participant in such Offering Period shall be given an option to purchase on the Exercise Date of such Offering Period up to a number of whole Shares determined by dividing such Participant's payroll deductions accumulated during the Offering Period by the Purchase Price established for such Offering Period.

7.2   Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code §424(d)) would own capital stock of the Corporation, and/or hold outstanding options to purchase such stock, possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Corporation or of any Subsidiary, or (ii) which permits such Eligible Employee's rights to purchase stock under all Code §423 employee stock purchase plans of the Corporation and its Subsidiaries to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

ARTICLE 8.   EXERCISE OF OPTION

The Participant's option for the purchase of shares for an Offering Period shall be exercised automatically on the Exercise Date of such Offering Period, and the maximum number of whole Shares subject to the option shall be purchased for such Participant at the Purchase Price established for that Offering Period, as provided above in **Article 7**. No fractional Shares shall be purchased. Any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a whole Share shall continue to be credited to the Participant's account for the subsequent Offering Period; provided, however, that if a Participant has withdrawn from participation in accordance with **Article 10**, any amount remaining after the purchase of whole Shares shall be returned to the Participant. Shares purchased for a Participant shall be allocated to an account for the Participant as soon as administratively feasible following an Offering Period and the application of any limits (imposed by the Code or the Plan) on the purchase of Shares set forth in the Code and/or the Plan.

ARTICLE 9.   HOLDING PERIOD AND DELIVERY OF SHARES

9.1   **Holding Period.** Unless changed by the Committee, a Participant may not sell, transfer or otherwise dispose of any Shares purchased under the Plan until the sixth month anniversary of the Exercise Date as of which such purchase occurred, other than by the laws of descent and distribution. Any sale after the expiration of such mandatory holding period and before the date on which the applicable holding period to avoid a disqualifying disposition (within the meaning of Treasury Regulation §1.421-5) expires may be made only through the brokerage firm or other financial institution employed by the Committee to assist in the administration of the Plan.

9.2   **Delivery of Share Certificates.** Share certificates shall not be delivered to Participants until the later of (i) the date on which the applicable holding period to avoid a disqualifying disposition (within the meaning of Treasury Regulation §1.421-5) expires, or (ii) the date that a Participant specifically requests a certificate for Shares purchased pursuant to the Plan. Shares to be delivered to a Participant under the Plan may be registered in the name of the Participant, or, if the Participant so designates, in the name of the Participant and his or her spouse with right of survivorship.

9.3   **Securities Registration of Shares.** Notwithstanding anything in the Plan to the contrary, the grant and exercise of options to purchase Shares under the Plan, and the Corporation's obligation to sell and deliver Shares upon the exercise of options to purchase Shares shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel for the Corporation, be required, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed. If the Shares offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act of 1933, the Corporation may restrict the transfer of such Shares and may legend the Share certificates representing such Shares in such manner as it deems advisable to ensure the availability of such exemption. The Committee may require the Participant to provide appropriate written investment or other representations, in order to comply with applicable securities laws or in furtherance of the preceding provisions of this Section.

ARTICLE 10. TERMINATION OF PARTICIPATION

10.1   **Withdrawal from Participation.** Any Participant may withdraw from participation under the Plan at any time by providing a written notice of withdrawal to the Corporation's human resources office. Upon receipt of a Participant's notice of withdrawal, payroll deductions shall cease, and all of the Participant's payroll deductions previously credited to the Participant's bookkeeping account shall be applied in accordance with **Article 8**. A Participant shall not be permitted to withdraw payroll deductions previously credited to his bookkeeping account.

10.2   **Resumption of Participation.** Payroll deductions shall not resume on behalf of a Participant who has withdrawn from the Plan, unless the Participant timely files a new enrollment agreement with the Corporation during the enrollment period preceding the commencement of a new Offering Period as described in **Section 5.1**. A Participant's withdrawal from an Offering Period shall not have any effect upon the Participant's eligibility to participate in (i) any similar plan that may hereafter be adopted by the Corporation, or (ii) an Offering Period beginning after the Offering Period immediately following the Offering Period from which the Participant withdraws except to the extent provided in **Section 10.1**.

10.3   **Ineligibility; Termination of Employment.** If a Participant ceases to be an Eligible Employee during an Offering Period, or the Participant's employment with the Corporation and all Subsidiaries terminates before the Exercise Date of the Offering Period for any reason, including retirement or death, the payroll deductions credited to the Participant's account shall be returned to the Participant or, in the case of death, to the Participant's beneficiary, and the Participant's options to purchase Shares under the Plan shall automatically terminate.

ARTICLE 11. DESIGNATION OF BENEFICIARY

11.1   **Designation.** A Participant may designate a beneficiary to receive any benefits which may be or become payable to the Participant upon his death, by notifying the Committee in writing, at any time before Participant's death, in such manner and on such form as the Committee deems acceptable for that purpose. A Participant may revoke any beneficiary designation or designate a new beneficiary at any time without the consent of a beneficiary or any other person.

11.2   Absence of Designation. If a Participant dies without having made an effective designation of beneficiary under the Plan, or if the designated beneficiary has failed to survive the Participant, the Corporation shall deliver any Shares and/or cash which may become payable from the Participant's bookkeeping account under the Plan to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Corporation), the Corporation, in its discretion, may deliver such Shares and/or cash to (i) the Participant's surviving spouse, if any, or (ii) if none, to any one or more dependents or relatives of the Participant known to the Corporation, if any, or (iii) if none, then to such other person as the Corporation may designate. The Corporation may require such evidence of survivorship or kinship as it deems appropriate as a condition for making a distribution hereunder.

ARTICLE 12. TRANSFERABILITY

Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in **Article 11**) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Corporation, in its discretion, may treat such act as an election to withdraw from participation in accordance with **Article 10** hereof. During a Participant's lifetime, a Participant's option to purchase Shares hereunder is exercisable only by the Participant.

ARTICLE 13. SHARES SUBJECT TO THE PLAN

Subject to adjustments as provided in **Article 16**, the maximum number of Shares that shall be made available for sale under the Plan shall be **FIVE HUNDRED THOUSAND (500,000)** Shares.   If and to the extent that any option to purchase Shares shall not be exercised for any reason, or if such right to purchase Shares shall expire or terminate as provided herein, the Shares that have not been so purchased hereunder shall again become available for the purposes of the Plan, unless the Plan shall have been terminated. If, on a given Exercise Date, the number of Shares with respect to which options are to be exercised exceeds the number of Shares then available under the Plan, the Committee shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

ARTICLE 14. SHAREHOLDER RIGHTS

Participants shall have no interest or voting right in, or rights to receive dividends in respect of, Shares covered by an option until such option has been exercised and Shares certificates have been issued in the name of the Participant. Share certificates need not be delivered to the Participant in order for the Participant to have any such stockholder rights.

ARTICLE 15. ACCOUNTS AND REPORTS

Individual accounts shall be maintained for each Participant in the Plan. Following each Exercise Date and allocation of Shares to Participants' accounts, statements of account shall be given to Participants who have purchased Shares, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

ARTICLE 16. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, DISSOLUTION, LIQUIDATION, MERGER OR ASSET SALE

16.1   Changes in Capitalization. In the event of a reclassification, recapitalization, stock split, stock dividend, combination of Shares, or other similar or extraordinary event, the maximum number and/or kind of shares reserved for issuance under the Plan, the number and/or kind of Shares each Participant may purchase per Offering Period (pursuant to **Article 7**) and the per share purchase price of Shares which may be issued to any Participant upon the exercise of options granted under the Plan shall be adjusted to reflect such event, and the Committee shall make such adjustments as it deems appropriate and equitable in the number, kind and price of issued Shares, and in any other matters which relate to the options and which are affected by such changes in the Corporation's common stock.

16.2   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Corporation, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the **"New Exercise Date"**) to occur before the date of the proposed action, and shall terminate immediately before the consummation of such proposed action, unless provided otherwise by the Committee. In such circumstance, the Committee shall notify each Participant in writing, at least ten days before the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option shall be exercised automatically on the New Exercise Date, unless the Participant has withdrawn from the Offering Period before the date of notification.

16.3   Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Corporation, or the merger of the Corporation with or into another corporation, the Plan and each outstanding option may be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the **"New Exercise Date"**), which shall be the day before the date of the Corporation's proposed sale or merger. In such event, the Committee shall notify each Participant in writing, at least ten days before the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option shall be exercised automatically on the New Exercise Date, unless the Participant has withdrawn from the Offering Period before such date as provided in **Article 10**.

16.4   In all cases, the Committee shall have full discretion to exercise any of the powers and authority provided under this **Article 16**, and the Committee's actions hereunder shall be final and binding on all Participants. No fractional Shares of stock shall be issued under the Plan pursuant to any adjustment authorized under the provisions of this **Article 16**.

ARTICLE 17. AMENDMENT

17.1   The Board may at any time, or from time to time, amend the Plan in any respect; provided, however, that the Plan may not be amended in any way that will cause options issued under the Plan to fail to meet the requirements for employee stock purchase plans as defined in Code §423 or any successor thereto, including, without limitation, stockholder approval, if required. Except as provided in **Article 18**, no amendment shall adversely affects the rights of any Participant with respect to any previous or outstanding right to purchase Shares as of the later of the date such amendment is adopted or effective.

17.2   In addition to the powers granted to the Committee in the Plan, the Committee shall be authorized to make minor or administrative modifications to the Plan as well as modifications to the Plan that may be dictated by requirements of federal or state laws applicable to the Corporation, laws of foreign jurisdictions governing the participation of Eligible Employees, or that may be authorized or made desirable by such laws. The Committee may amend or modify the grant of any outstanding option in any manner to the extent that the Committee would have had the authority to grant such option as so amended or modified.

17.3   In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b) shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Board action; and

(c) allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participants.

ARTICLE 18. TERMINATION

18.1   The Plan and all rights of Eligible Employees and Participants hereunder shall terminate:

(a) on the Exercise Date that Participants become entitled to purchase a number of Shares greater than the number of reserved Shares remaining available for purchase under the Plan; or

(b) at any time, at the discretion of the Board.

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18.2   In the event that the Plan terminates under circumstances described in **Section 18.1(a)**, any Shares remaining as of the termination date shall be sold to Participants on a pro rata basis. Except as provided in **Article 17**, no such termination shall affect rights to purchase Shares previously granted; provided, however, that an Offering Period may be terminated by the Board on any Exercise Date if the Board determines that termination of the Offering Period or the Plan is in the best interests of the Corporation and its stockholders.

ARTICLE 19. NOTICES

All notices or other communications by a Participant to the Corporation under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Corporation at the location, or by the person, designated by the Corporation for the receipt thereof.

ARTICLE 20. SHAREHOLDER APPROVAL

The Plan is subject to approval by stockholders of the Corporation within 12 months before or after the date the Board adopts the Plan. For purposes of the preceding sentence, the Plan is adopted as of the date on which the Board approves the Plan. If such stockholder approval is not obtained at the first stockholders meeting at which the Plan is on the agenda, but in any event within 12 months after the Board's adoption of the Plan, the Plan shall be canceled and any pending options shall be null and void.

ARTICLE 21. TAX WITHHOLDING

The Corporation may make such provisions, as it deems appropriate, for withholding by the Corporation pursuant to all applicable tax laws of such amounts as the Corporation determines it is required to withhold in connection with the purchase or sale by a Participant of any Shares acquired pursuant to the Plan. The Corporation may require a Participant to satisfy any relevant tax requirements before delivering any Shares to such Participant.

ARTICLE 22. NO EMPLOYMENT RIGHTS

The right to elect to participate in the Plan shall not constitute an offer of employment to Eligible Employees nor shall participation in the Plan guarantee a Participant's continued employment. Participation in the Plan shall not limit the right of an Employer to terminate a Participant's employment at any time.

ARTICLE 23. RELIANCE ON REPORTS

Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted or failed to act in good faith, upon any report made by the independent public accountants of the Corporation and upon any other information furnished in connection with the Plan by any other person or persons other than him or herself.

ARTICLE 24. TITLES AND HEADINGS

The titles and headings of the Articles and Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

ARTICLE 25. TERM OF PLAN

Subject to stockholder approval, the Plan shall become effective as of the Effective Date. The Plan shall continue in effect for a term of ten years from the Effective Date unless sooner terminated under **Article 18**.

APPENDIX D

THE 2005 MOLEX INCENTIVE STOCK OPTION PLAN
(Effective October 28, 2005)

ARTICLE I.   GENERAL

1.1   Name of Plan - The name of the plan described in detail herein shall be **The 2005 Molex Incentive Stock Option Plan** (the **"Plan"**).

1.2   Purpose - The purpose of the Plan is to induce certain designated employees and the directors to remain in the employ of Molex Incorporated, a Delaware corporation (the **"Company"**), and any of its subsidiaries, and to encourage such employees and directors to secure or increase on reasonable terms their stock ownership in the Company. The Company believes the Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping, carrying out the long-range plans of the Company and securing its continued growth and financial success.

It is also the purpose of the Plan (except where otherwise noted) to meet the requirements §422(a) of the Internal Revenue Code, as amended. Thus, all provisions of the Plan shall be interpreted and construed with this goal in mind.

1.3   Eligibility - The following persons shall be eligible to receive a grant under the Plan: any director or executive officer of Molex Incorporated.

ARTICLE II.   TERM OF PLAN

2.1   Effective Date - The Plan shall become effective upon adoption by the Board of Directors of the Company subject to the subsequent approval by the stockholders of the Company within one (1) year of adoption by the Board of Directors. If the stockholders do not approve the Plan within one (1) year of adoption, then this Plan shall cease to exist and all options granted hereunder shall become void.

2.2   Expiration - This Plan shall expire **October 31, 2010** and no option shall be granted on or after such expiration date. However, expiration of the Plan shall not affect outstanding unexpired options previously granted.

ARTICLE III.   STOCK SUBJECT TO PLAN

3.1   Class of Stock - The stock that shall be subject to option under the Plan shall be Molex Incorporated Class A Common Stock, par value 5¢ per share (the **"Stock"**).

3.2   Number of Shares – Five hundred thousand (500,000) shares of the Stock shall be reserved for issue upon the exercise of options granted under the Plan. The Stock issued under the Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares.

3.3   Expired, Forfeited or Canceled Options - If any such options granted under the Plan shall expire, be forfeited or canceled for any reason without having been exercised in full, the unexercised shares subject thereto shall again be available for the purpose of the Plan.

ARTICLE IV.   ADMINISTRATION

4.1   Committee - A committee (the **"Committee"**) shall administer the Plan under the terms and conditions and powers set forth herein

4.2   Makeup of the Committee - The Committee shall consist of two or more members of the Board of Directors of the Company. In the absence of any action by the Board to the contrary, the Committee shall be the Compensation Committee of the Board of Directors.

4.3   Action by the Committee - A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members of the Committee shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held.

If not specified in the Plan, the time at which the Committee must or may take any determination shall be determined by the Committee, and such determination may thereafter by modified by the Committee. Any action, determination, interpretation or other decision by the Committee with respect to the Plan shall be in its sole discretion and be final, conclusive and binding on all persons and entities, including the Company, its affiliates, any eligible employee, any person claiming any rights under the Plan from or through any grantee of an award under the Plan, and stockholders, except to the extent the Committee may subsequently modify, or take further action not inconsistent with, its prior action.

4.4   Power to Grant Options - Subject to the express provisions of the Plan, the Committee shall have complete authority, in its sole discretion, to determine the employees to whom, and the time or times at which, options shall be granted, the option periods, the vesting schedule and the number of shares to be subject to each option, and such other terms and provisions of the option agreements (which need not be identical). In making such determinations, the Committee may take into account the nature of the services rendered by the respective employee, his or her present and potential contribution to the Company's success, and such other factors as the Committee in its discretion shall deem relevant. With the exception of **Section 4.6**, the Committee shall have no power to grant options to directors who are not employees of the Company or to set the terms and conditions thereof.

4.5   Grants of Incentive Stock Option and Nonqualified Stock Options - The Committee shall have complete authority, in its sole discretion, to determine at the time an option is granted whether such option shall be an incentive stock option qualified under §422 of the Internal Revenue Code, as amended, (**"ISO"**) or whether such option shall be a nonqualified stock option. Unless the option agreement states otherwise, all options granted shall be ISOs. The number of shares for which options may be granted to any one person in any calendar year shall be limited and cannot exceed the following:

  a.   **Overall Limitation** - With respect to any option (whether ISOs or nonqualified), ten percent (10%) of the number of shares reserved for the Plan as set forth in **Section 3.2** (adjusted as set forth in **Article IX**) or two hundred-fifty thousand (250,000) shares (adjusted as set forth in **Article IX**), whichever is less.

  b.   **Incentive Stock Option Limitation** - In addition, with respect to ISOs, the number of shares that are subject to options that are first exercisable in any given succeeding calendar year shall not have a fair market value (as determined on the date of grant) that exceeds:

  •   One Hundred Thousand Dollars ($100,000)

      LESS

  •   the aggregate fair market value (as determined at the respective times of their grants) of those shares of all prior ISOs that are exercisable in said succeeding calendar year.

4.6   Automatic Grant of Options to Outside Directors - Notwithstanding **Sections 4.4 and 4.5**, each director who is not an employee of the Company shall receive only an automatic nondiscretionary stock option grant on the date of the Annual Stockholders Meeting every year during the term of the Plan. Any option granted to a director who is not an employee of the Company shall be a nonqualified stock option. The amount of shares subject to the options that will be automatically granted to each outside director for each year shall be the amount of shares equal to 200 multiplied by the number of years of service or fraction thereof. The amount of shares for each year of service shall increase to 500 shares per year or fraction thereof, if all of the following financial conditions are met for the fiscal year immediately ended prior to the grant:

  •   The Company's net profits (after taxes) are at least ten percent (10%) of the net sales revenue as reported in the audited financial statements; and

  •   The Company's net sales revenue increase as compared to the prior year's net sales revenue as reported in the audited financial statements exceeds one and one-half (1.5) times the "Worldwide Growth" of the general connector market as determined by at least one outside independent connector consultant. If more than one consultant is used, the average growth shall be the Worldwide Growth. The disinterested directors shall have the authority to choose the consultant or consultants.

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Notwithstanding the foregoing, no option grant to an outside director shall exceed the lesser of 3,000 shares or the number of shares whose fair market value on the date of grant does not exceed $100,000.00.

4.7   Other Powers - The express grant of any specific power to the Committee, or the taking of any action of the Committee, shall not be construed as limiting any power or authority of the Committee. Subject to and consistent with the provisions of the Plan, the Committee shall have full power and authority, in its sole discretion, to

- correct any defect or supply any omission or reconcile any inconsistency,

- construe and interpret the Plan, the rules and regulations relating to it, or any other instrument entered into or relating to an award under the Plan,

- make any determinations, provide any procedures or rules, enter into any agreements necessary to comply with any applicable tax laws, rules and regulations,

- make all other determinations, including factual determinations, necessary or advisable for the administration of the Plan.

ARTICLE V.   GRANT OF OPTION

5.1   Option Price - The option price shall be the fair market value of the Stock on the date of granting the option. Notwithstanding, the foregoing, only in the case of an ISO grant, if an optionee owns more than ten percent (10%) of the voting power of all classes of the Company's stock, then the option price shall be one hundred-ten percent (110%) of the fair market value of the Stock on the date of granting the option.

5.2   Fair Market Value - For the purposes of this Plan, fair market value shall be the closing price of the Stock on the date of granting the option as reported by the *Wall Street Journal*.

5.3   Evidence of Option - Options granted shall be evidenced by agreements, warrants, and/or other instruments in such form as the Committee shall deem advisable and shall contain such terms, provisions and conditions not inconsistent herewith as may be determined by the Committee.

ARTICLE VI.   EXERCISE OF OPTION

6.1   Initial Waiting Period - No option shall be exercisable until at least one (1) year after the date of grant, unless one of the events set forth in **Section 6.4** occurs.

6.2   Vesting Periods - After the initial waiting period, an optionee may exercise his option to the extent that shares covered by said option become vested. The vesting schedule is as follows:

a.   **Normal Vesting.** If an option grant is an ISO, or if an option is granted to an outside director, the shares covered by such an option shall vest to the maximum extent of 25% of the total number of shares covered thereby during each of the succeeding four (4) years, each commencing with the anniversary of the grant.

b.   **Other Vesting.** In all other options not falling within the scope of **Section 6.2a**, the shares covered by an option shall vest in amounts and at times the Committee, in its sole discretion, shall determine. The Committee shall also specifically have the power to change the vesting schedule of any previously granted options to a schedule which is more favorable to the option holder; provided, however, that no such options shall vest in amounts greater than, or at times prior to, the amounts and times such options would have vested if such options were within the scope of **Section 6.2a**.

c.   **Maximum Vesting.** Notwithstanding the foregoing, all options must vest one hundred percent (100%) within ten (10) years from the date of grant.

6.3   Cumulative Rights - The right to exercise any option as set forth in **Section 6.2** shall be cumulative. That is, an optionee may exercise in any given year those unexpired shares he could have exercised in a previous year but did not.

6.4   Accelerated Vesting - Notwithstanding the foregoing, all options shall immediately vest and become immediately exercisable for a period of one (1) year after one of the following events:

    a.   **Death**; or

    b.   **Total disablement**; or

    c.   **Retirement**, if all of the following conditions are met at the time of termination of employment:

        (1)   The optionee has reached age 59½; and

        (2)   The optionee was employed at least fifteen (15) consecutive years with the Company and/or any of its subsidiaries; and

        (3)   The Committee has determined that the reason for termination is due to retirement; and

        (4)   The option is intended to be an ISO. If the option is not intended to be an ISO, the Committee, in its sole discretion, may allow accelerated vesting to any extent it desires without regard to whether the optionee is retiring.

6.5   Expiration - No option may be exercised more than two (2) years from the date the option becomes one hundred percent (100%) vested. Notwithstanding the foregoing, all ISOs must be exercised within one (1) year from the date the option becomes one hundred percent (100%) vested.

6.6   Form of Exercise - The option may only be exercised according to the terms and conditions established by the Committee, consistent with the limits set forth herein, at the time the option is granted. Subject to the foregoing terms and conditions, an option may be exercised by a written notice delivered to the Company's principal office of intent to exercise the option with respect to a specified number of shares of Stock and payment to the Company of the amount of the option purchase price for the number of shares of Stock with respect to which the option is then exercised. The payment may be either in cash or in stock of the Company. If stock is used for payment, such stock shall be valued at the closing price as reported by the *Wall Street Journal* on the date of exercise.

6.7   Tax Withholding – Option exercises under the Plan may be subject to income tax withholding, and the Company would be obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of the Stock at the time of the exercise.

6.8   Rights as a Shareholder - An optionee shall have no rights as a stockholder with respect to shares covered by his option until the day of issuance of a stock certificate to him and until after such shares are fully paid.

ARTICLE VII.   TERMINATION OF OPTION

Every option granted to each optionee under this Plan shall terminate and expire at the earliest of:

- the date of expiration set when such option was granted; or
- one (1) year after one of the events set forth in **Section 6.4**; or
- immediately upon termination of employment of the optionee with the Company (or termination of position as an outside director) or any of its subsidiaries for any reason except if his employment is terminated by reason of one of the events set forth in **Section 6.4**.

ARTICLE VIII.   TRANSFERABILITY

8.1   Non-Transferable - Any option granted under the Plan is not transferable and can be exercised only by the optionee during his life subject to **Section 8.2** of this Article.

8.2   Death - In the event of the death of an optionee while totally disabled, retired, or still employed by the Company or a parent or a subsidiary, his option, to the extent he could have exercised it on the date of his death, may be exercised by the personal representative of the estate of the optionee within one (1) year after the date of his death in accordance with the terms established by the Committee at the time the option was granted, but (as set forth in **Article VII**) not later than the expiration date set forth in **Section 6.5**.

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ARTICLE IX.   ADJUSTMENT OF NUMBER OF SHARES

9.1   **Stock Dividends** - In the event that a dividend shall be declared upon the Stock payable in shares of stock of the Company, the number of shares of stock then subject to any such option and the number of shares reserved for issuance pursuant to the Plan, but, not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon (or any equivalent value of Stock as determined by the Committee in its sole discretion) if such share had been outstanding on the date fixed for determining the stock holders entitled to receive such stock dividend.

9.2   **Reorganization** - In the event that the outstanding shares of Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company, or of another corporation, whether through reorganization, recapitalization, stock split up, combination of shares, merger or consolidation, then, there shall be substituted for each share of Stock subject to any such option and for each share of Stock reserved for issuance pursuant to the Plan, but, not yet covered by an option, the number and kind of shares of stock or other securities into which each outstanding share of Stock shall be so changed or for which each such share of Stock shall be exchanged.

9.3   **Other Changes** - In the event there shall be any change, other than as specified above in this Article, in the number or kind of outstanding shares of stock of the Company or of any stock or other securities into which such stock shall have been changed or for which it shall have been exchanged, then, if the Committee shall, in its sole discretion, determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but, not yet covered by an option and of the shares then subject to an option or options, such adjustments shall be made by the Committee and shall be effective and binding for all purposes of the Plan and of each stock option agreement. Notwithstanding the foregoing, with respect to options granted to directors, the Committee shall make those adjustments under this **Article IX** only to the extent necessary to preserve the economic benefit of an unexercised option.

9.4   **Adjusted Option Price** - In the case of any substitution or adjustment as provided for in this Article, the option price in each stock option agreement for each share covered thereby prior to such substitution or adjustment will be the option price for all shares of Stock or other securities which shall have been substituted for such share or to which such share shall have been adjusted pursuant to this Article.

9.5   **Fractional Shares** - No adjustment or substitutions provided for in this Article shall require the Company to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

ARTICLE X.   SECURITIES REGULATION

10.1   **Registered Stock** - The Company shall not be obligated to sell or issue any shares under any option granted hereunder unless and until the shares with respect to which the option is being exercised are effectively registered or exempt from registration under the Securities Act of 1933 and from any other federal or state law governing the sale and issuance of such shares or any securities exchange regulation to which the Company might be subject.

10.2   **Unregistered Stock** - In the event the shares are not effectively registered, but, can be issued by virtue of an exemption, the Company may issue option shares to an optionee if the optionee represents that he is acquiring such shares as an investment and not with a view to, or for sale in connection with, the distribution of any such shares. Certificates for shares of Stock thus issued shall bear an appropriate legend reciting such representation.

ARTICLE XI.   MISCELLANEOUS

11.1   **No Contract of Employment** - A grant or participation under the Plan shall not be construed as giving an optionee a future right of employment with the Company. Employment remains at the will of the Company.

11.2   **Governing Law** - This Plan and all matters relating to the Plan shall be interpreted and construed under the laws of the State of Illinois.

11.3   **Amendment of Plan** - The Board of Directors, at its discretion, may amend the Plan at any time, subject to stockholder approval if required by SEC rules or the listing requirements of any national securities exchanges or trading systems on which any of the Company's equity securities are listed.

11.4   **Termination of Plan** - The Board of Directors may, at its discretion, terminate the Plan at any time for any reason. Termination of the Plan shall not affect unexpired outstanding options previously granted.

THE 2000 MOLEX LONG-TERM STOCK PLAN
(As of October 28, 2005)

ARTICLE I. GENERAL

1.1　　　　**Name of Plan** - The name of the plan described in detail herein shall be **The 2000 Molex Long-Term Stock Plan** (the **"Plan"**).

1.2　　　　**Purpose** - The purpose of the Plan is to reward and induce certain designated key management employees to remain in the employ of Molex Incorporated, a Delaware corporation (the **"Company"**), and any of its subsidiaries, and to encourage such employees to secure or increase their stock ownership in the Company through the grant of both stock options and/or stock bonuses. The Company believes the Plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping, carrying out the long-range plans of the Company and securing its continued growth and financial success.

1.3　　　　**Eligibility** - The following persons shall be eligible to receive a grant under the Plan: any executive officer of Molex Incorporated or any member of the Executive Management Committee.

ARTICLE II. TERM OF PLAN

2.1　　　　**Effective Date** - The Plan shall become effective upon adoption by the Board of Directors of the Company subject to the subsequent approval by the stockholders of the Company within one (1) year of adoption by the Board of Directors. If the stockholders do not approve the Plan within one (1) year of adoption, then this Plan shall cease to exist and all options granted hereunder shall become void.

2.2　　　　**Expiration** - This Plan shall expire **October 31, 2010** and no option shall be granted or stock bonuses awarded on or after such expiration date. However, expiration of the Plan shall not affect outstanding unexpired options previously granted.

ARTICLE III.　　　　STOCK SUBJECT TO PLAN

3.1　　　　**Class of Stock** - The stock that shall be subject to award under the Plan shall be Molex Incorporated **Class A Common Stock**, par value 5¢ per share (the **"Stock"**).

3.2　　　　**Number of Shares** - **Twelve million (12,000,000) shares** of the Stock shall be reserved for issue upon the exercise of options granted under the Plan. The Stock issued under the Plan may be treasury shares purchased on the open market or otherwise, authorized but unissued shares, or reacquired shares.

3.3　　　　**Expired, Forfeited or Canceled Options** - If any options granted or stock bonuses awarded under the Plan shall expire, be forfeited, not distributed and/or canceled for any reason without having been exercised or distributed in full, the unexercised shares (in the case of options) or the shares not distributed (in the case of stock bonuses) subject thereto shall again be available for the purpose of the Plan.

ARTICLE IV.　　　　ADMINISTRATION

4.1　　　　**Committee** - The Plan shall be administered by a committee (the **"Committee"**) under the terms and conditions and powers set forth herein.

4.2　　　　**Makeup of the Committee** - The Committee shall consist of two or more members of the Board of Directors of the Company. In the absence of any action by the Board to the contrary, the Committee shall be the Compensation Committee of the Board of Directors.

4.3　　　　**Action by the Committee** - A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members of the Committee shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held.

If not specified in the Plan, the time at which the Committee must or may take any determination shall be determined by the Committee, and such determination may thereafter by modified by the Committee. Any action, determination, interpretation or other decision by the Committee with respect to the Plan shall be final, conclusive and binding on all persons and entities, including the Company, its affiliates, any eligible employee, any person claiming any rights under the Plan from or through any grantee of an award under the Plan, and stockholders, except to the extent the Committee may subsequently modify, or take further action not inconsistent with, its prior action.

4.4   **Power to Grant Stock Options and/or Stock Bonuses** - Subject to the express provisions of the Plan, the Committee shall have complete authority, in its sole discretion, to determine the employees to whom, and the time or times at which, options shall be granted, the option periods, the vesting schedule and the number of shares to be subject to each option and/or bonus, and such other terms and provisions of the option agreements (which need not be identical). In making such determinations, the Committee may take into account the nature of the services rendered by the respective employee, his or her present and potential contribution to the Company's success, and such other factors as the Committee in its discretion shall deem relevant.

4.5   **Overall Limitation on the Number of Shares Granted/Awarded Annually** - No one employee can receive options grants and/or bonus awards exceeding five hundred- thousand (500,000) shares (adjusted as set forth in **Article IX**) from the Plan in a single calendar year.

4.6   **Other Powers** - The express grant of any specific power to the Committee, or the taking of any action of the Committee, shall not be construed as limiting any power or authority of the Committee. Subject to and consistent with the provisions of the Plan, the Committee shall have full power and authority, in its sole discretion, to

- correct any defect or supply any omission or reconcile any inconsistency,

- construe and interpret the Plan, the rules and regulations relating to it, or any other instrument entered into or relating to an award under the Plan,

- make any determinations, provide any procedures or rules, enter into any agreements necessary to comply with any applicable tax laws, rules and regulations,

- make all other determinations, including factual determinations, necessary or advisable for the administration of the Plan.

4.7   **Tax Withholding** – Distribution of Stock under the Plan may be subject to income tax withholding, and the Company is obligated to collect the tax applicable to such income. The Committee may, in its discretion, satisfy that tax obligation by withholding from the shares to be delivered in connection with the award a number of shares having a value equal to the minimum statutory federal income tax withholding, plus state, if applicable, and payroll taxes. The value of each share to be withheld will be the fair market value of the Stock at the time of the award.

ARTICLE V.   GRANT OF OPTION AND/OR BONUS

5.1   **Option Price** - The option price for any shares subject to an option grant under this Plan shall be the fair market value of the Stock on the date of granting the option. For the purposes of this Plan, fair market value shall be the closing price of the Stock on the date of granting the option as reported by the *Wall Street Journal*.

5.2   **Bonus Price** - Any stock bonus awarded under this Plan shall be acquired by the employee without any monetary consideration subject to the terms and conditions of the Plan. Bonus shares may be awarded in tandem with options grants or alone within the discretion of the Committee.

5.3   **Evidence of Option/Bonus** - Options granted and/or bonuses awarded shall be evidenced by agreements, warrants, and/or other instruments in such form as the Committee shall deem advisable and shall contain such terms, provisions and conditions not inconsistent herewith as may be determined by the Committee.

ARTICLE VI.   STOCK ACQUISITION: VESTING AND EXERCISE OF OPTION/BONUS

6.1   **Initial Waiting Period** - No option or bonus shall be acquired until at least one (1) year after the date of grant or award, unless one of the events set forth in **Section 6.4** occurs.

6.2   Vesting Schedules - After the initial waiting period, an employee may exercise his option and/or receive distribution of bonus shares to the extent that shares covered by the option and/or bonus become vested. All options and bonuses must vest one hundred percent (100%) within seven (7) years from the date of grant/award. The vesting schedules are as follows:

   a. Typical Schedule: In the absence of any schedule to the contrary, the typical vesting schedule shall vest to the maximum extent of 25% of the total number of shares covered thereby during each of the succeeding four (4) years, each commencing with the anniversary of the grant or award.

   b. Other Schedules: Notwithstanding **Section 6.2a**, the shares covered by an option and/or bonus shall vest in amounts and at times the Committee, in its sole discretion, shall determine. The Committee shall also specifically have the power to change the vesting schedule of any previously granted options or bonuses to a schedule which is more favorable to the option holder; provided, however, that no such options and/or bonuses shall vest in amounts greater than, or at times prior to, the amounts and times such options and/or bonuses would have vested if such options and/or bonuses were within the scope of **Section 6.2a**.

6.3   Cumulative Rights - The right to exercise any option as set forth in **Section 6.2** shall be cumulative. That is, an employee may exercise in any given year those unexpired shares he could have exercised in a previous year but did not.

6.4   Accelerated Vesting - Notwithstanding the foregoing, all options and bonus shares shall immediately vest and become immediately exercisable for a period of time set forth in **Section 7.1** after one of the following events:

   a. Death; or

   b. Total disablement; or

   c. Retirement, if all of the following conditions are met at the time of termination of employment:

      (1) The employee has reached age 59½; and

      (2) The employee was employed at least fifteen (15) consecutive years with the Company and/or any of its subsidiaries; and

      (3) The Committee, in its sole discretion, approves the accelerated vesting to any extent it desires.

6.5   Expiration - No option may be exercised after six (6) years from the date the option becomes one hundred percent (100%) vested.

6.6   Form of Exercise -

   a. Options. Options may only be exercised according to the terms and conditions established by the Committee, consistent with the limits set forth herein, at the time the option is granted. Subject to the foregoing terms and conditions, any shares covered by an option may be exercised by a written notice delivered to the Company's principal office of intent to exercise the option with respect to a specified number of shares of Stock and payment to the Company of the amount of the option purchase price for the number of shares of Stock with respect to which the option is then exercised. The payment may be either in cash or in stock of the Company. If stock is used for payment, such stock shall be valued at the closing price as reported by the *Wall Street Journal* on the date of exercise.

   b. Bonus Shares. Bonus shares shall be distributed on the vesting dates according to the vesting schedule.

6.7   Rights as a Shareholder - An employee shall have no rights as a stockholder with respect to shares covered by an option/bonus until the day of issuance of a stock certificate and until after such shares are fully paid for.

ARTICLE VII.   TERMINATION OF OPTION

7.1   Every option/bonus granted/awarded to each employee under this Plan shall terminate and expire at the earliest of:

   a. the date of expiration set when such option/bonus was granted/awarded; or

   b. six (6) years after one of the events set forth in **Section 6.4**; or

c. immediately upon termination of employment with the Company or any of its subsidiaries for any reason except if employment is terminated by reason of one of the events set forth in **Section 6.4**.

ARTICLE VIII.   TRANSFERABILITY

8.1   **Non-Transferable** - Any options granted or bonus shares awarded under the Plan are not transferable and can only be exercised by or distributed to the employee during his/her life subject to **Section 8.2** of this Article.

8.2   **Death** - In the event of the death of an employee while having unexpired outstanding options or bonus shares, the personal representative of the estate of the employee may exercise the option or take distribution of the bonus shares within one (1) year after the date of death in accordance with the terms established by the Committee at the time the option/bonus was granted/awarded, but (as set forth in **Article VII**) not later than the expiration date set forth in **Section 6.5**.

ARTICLE IX.   ADJUSTMENT OF NUMBER OF SHARES

9.1   **Stock Dividends** - In the event that a dividend shall be declared upon the Stock payable in shares of stock of the Company, the number of shares of stock then subject to any such option or bonus and the number of shares reserved for issuance pursuant to the Plan, but, not yet covered by an option or bonus, shall be adjusted by adding to each such share the number of shares which would be distributable thereon (or any equivalent value of Stock as determined by the Committee in its sole discretion) if such share had been outstanding on the date fixed for determining the stockholders entitled to receive such stock dividend.

9.2   **Reorganization** - In the event that the outstanding shares of Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company, or of another corporation, whether through reorganization, recapitalization, stock split up, combination of shares, merger or consolidation, then, there shall be substituted for each share of Stock subject to any such option or bonus and for each share of Stock reserved for issuance pursuant to the Plan, but, not yet covered by an option, the number and kind of shares of stock or other securities into which each outstanding share of Stock shall be so changed or for which each such share of Stock shall be exchanged.

9.3   **Other Changes** - In the event there shall be any change, other than as specified above in this Article, in the number or kind of outstanding shares of stock of the Company or of any stock or other securities into which such stock shall have been changed or for which it shall have been exchanged, then, if the Committee shall, in its sole discretion, determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but, not yet covered by an option or bonus and of the shares then subject to an option/bonus or options/bonuses, such adjustments shall be made by the Committee and shall be effective and binding for all purposes of the Plan and of each stock agreement.

9.4   **Adjusted Option Price** - In the case of any substitution or adjustment as provided for in this Article, the acquisition price in each stock option for each share covered thereby prior to such substitution or adjustment will be the option price for all shares of Stock or other securities which shall have been substituted for such share or to which such share shall have been adjusted pursuant to this Article.

9.5   **Fractional Shares** - No adjustment or substitutions provided for in this Article shall require the Company to sell a fractional share, and the total substitution or adjustment with respect to each stock agreement shall be limited accordingly.

ARTICLE X. SECURITIES REGULATION

10.1   **Registered Stock** - The Company shall not be obligated to sell or issue any shares under any option granted or stock bonus awarded hereunder unless and until the shares with respect to which the option is being exercised or the bonus being acquired are effectively registered or exempt from registration under the Securities Act of 1933 and from any other federal or state law governing the sale and issuance of such shares or any securities exchange regulation to which the Company might be subject.

10.2   **Unregistered Stock** - In the event the shares are not effectively registered, but, can be issued by virtue of an exemption, the Company may issue option shares to an employee if the employee represents that he or she is acquiring such shares as an investment and not with a view to, or for sale in connection with, the distribution of any such shares. Certificates for shares of Stock thus issued shall bear an appropriate legend reciting such representation.

E-4

ARTICLE XI.   MISCELLANEOUS

11.1   No Contract of Employment - Any participation under the Plan shall not be construed as giving an employee a future right of employment with the Company. Employment remains at the will of the Company.

11.2   Governing Law - This Plan and all matters relating to the Plan shall be interpreted and construed under the laws of the State of Illinois.

11.3   Amendment of Plan - The Board of Directors, at its discretion, may amend the Plan at any time, subject to stockholder approval if required by SEC rules or the listing requirements of any national securities exchanges or trading systems on which are listed any of the Company's equity securities.

11.4   Termination of Plan - The Board of Directors may, at its discretion, terminate the Plan at any time for any reason. Termination of the Plan shall not affect unexpired outstanding options previously granted.

APPENDIX F

EXCERPT FROM FORM 8-K FILED NOVEMBER 18, 2004

Item 4.01   Changes in Registrant's Certifying Accountant.

On November 13, 2004, Deloitte & Touche LLP, the independent registered public accounting firm engaged to audit Molex's consolidated financial statements, resigned effective as of such date.

The Audit Committee of Molex's Board of Directors did not recommend, nor was it asked to approve, Deloitte's resignation. As of the filing hereof on November 18, 2004, the Audit Committee had commenced the process of identifying and engaging a new independent registered public accounting firm, but has not engaged a new independent registered public accounting firm for Molex.

The reports of Deloitte on Molex's consolidated financial statements for the years ended June 30, 2003 and 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as described in the following sentence. The report of Deloitte on Molex's consolidated financial statements for the year ended June 30, 2004 indicated that, as described in Note 3 to such consolidated financial statements, the consolidated statement of cash flows for the year ended June 30, 2003 had been restated.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K during the fiscal years ended June 30, 2003 and 2004, or during the subsequent interim period through November 13, 2004, except as described in the following seven paragraphs.

As disclosed in Molex's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, included in the results for the three months ended September 30, 2004 is a charge of $8.0 million ($5.8 million after-tax or $0.03 per share), of which $3.0 million ($2.2 million after-tax) related to fiscal 2004. This adjustment related to the omission of certain intercompany inventory in the Company's calculation of profit-in-inventory (PII) elimination. The Company has concluded that the amounts related to fiscal 2004 and prior years are not material, both individually and in the aggregate, to the trends of the financial statements for those periods affected, and to a fair presentation of the Company's results of operations and financial statements. Accordingly, results for fiscal 2004 and prior years have not been restated. Also included in the results for the three months ended September 30, 2004 is a reversal of a prior year insurance accrual of $2.7 million ($2.0 million after-tax), which was no longer required, and a reduction in inventory allowance of $1.5 million ($1.1 million after-tax).

In mid-July, 2004, Molex's Corporate Finance Group identified an issue with the "in-transit" intercompany inventory in the calculation of profit-in-inventory elimination. On July 21, 2004, Molex's Vice President, Treasurer and Chief Financial Officer brought this matter to the attention of other members of senior management including Molex's Vice Chairman and Chief Executive Officer. Molex management determined to further investigate including to determine how this situation occurred, an estimate of the amounts involved, and to review all inventory allowances to ensure that overall inventories were accounted for appropriately. Molex management concluded, based on the preliminary available estimates of the potential magnitude known at that time, that the amounts related to fiscal 2004 and prior years would not be material, either individually or in the aggregate, to the trends of the financial statements for those periods affected, and to a fair presentation of Molex's results of operations and financial statements. Molex subsequently issued a press release announcing its results of operations for the fiscal fourth quarter and year ended June 30, 2004 on July 27, 2004. On September 10, 2004, a representation letter dated August 20, 2004 was signed by Molex's Vice Chairman and Chief Executive Officer and its Vice President, Treasurer and Chief Financial Officer and delivered to Deloitte in connection with the audit of Molex's financial statements as of and for the year ended June 30, 2004 and the filing of Molex's Annual Report on Form 10-K on September 10, 2004.

Molex's fiscal first quarter ended on September 30, 2004. As part of the quarter-end close process, Molex reviewed the PII issue and initially recorded only a portion of the estimated adjustment attributable to prior years, as the full analysis of all inventory allowances was not complete. At a scheduled meeting on October 15, 2004, management discussed with Deloitte the nature, estimated amount and proposed accounting treatment of the PII omission as it related to prior years. During this meeting, management also discussed with Deloitte an issue which had been identified relating to the treatment of components in Molex's calculations of slow and excess inventory allowance as well as the status of the self-insurance reserve. At a meeting of the Audit Committee on October 19, 2004 to discuss the fiscal first quarter results attended by representatives of Molex and Deloitte, Molex's Vice President, Treasurer and Chief Financial Officer and Deloitte discussed with the Audit Committee the omission with respect to PII as well as other items including the reversal of a prior year insurance accrual and the status of the Company's analysis of other inventory allowances. Molex and Deloitte agreed as to the estimated amount of the adjustment with respect to PII, but disagreed regarding Molex's proposed accounting treatment. Deloitte informed Molex that the entire estimated PII impact should be recorded in the fiscal quarter ended September 30, 2004. The Audit Committee asked management and Deloitte to work jointly to determine the appropriate accounting treatment, and after further discussions, the entire estimated PII impact was recorded in the fiscal first quarter ended September 30, 2004. Molex issued a press release announcing its results of operations for the fiscal first quarter on October 20, 2004. At a meeting of the Audit Committee on October 21, 2004, the resolution of the PII adjustment was discussed as well as the adjustment recorded by Molex for the reduction in inventory allowance. The Audit Committee Chairman provided reports of the October 19 and 21 meetings of the Audit Committee to the full Board of Directors on October 22, 2004.

On October 21, 2004, in response to a question from Deloitte, Molex's Vice President, Treasurer and Chief Financial Officer confirmed that she was aware of the potential for a PII adjustment prior to delivery of the representation letter on September 10, 2004. On October 27, 2004, Deloitte for the first time expressed to the Audit Committee that the omission with respect to PII described above should have been disclosed in the representation letter dated August 20, 2004 signed by Molex's Vice Chairman and Chief Executive Officer and Vice President, Treasurer and Chief Financial Officer and delivered to Deloitte on September 10, 2004. Molex's Vice Chairman and Chief Executive Officer and Vice President, Treasurer and Chief Financial Officer did not believe that the matter was required to be addressed in that letter. Deloitte also suggested that the Audit Committee inquire as to the circumstances surrounding this matter.

The Audit Committee, with the assistance of independent legal and accounting advisors, conducted an inquiry into the omission and related matters. The Audit Committee concluded that it concurs with management's recommendations as to the accounting treatment for such omission and no additional adjustments were identified as a result of this inquiry. The Audit Committee also concluded that no one deliberately withheld information regarding the PII issue from Deloitte with the intent of affecting Molex's financial statements. The Audit Committee presented the findings of the inquiry to Deloitte. Deloitte requested additional information relating to this matter, including factual discrepancies regarding written materials and recollections of relevant parties. The Audit Committee made further inquiries and provided Deloitte with additional information in response to its requests.

Molex filed a Form 12b-25 with the Commission on November 10, 2004 that extended the filing deadline of the Form 10-Q for the fiscal quarter ended September 30, 2004 until November 15, 2004. The Molex Board of Directors on November 10 named Robert Mahoney, an Executive Vice President and former Chief Financial Officer of Molex, as the Acting Chief Financial Officer, and reassigned the prior Vice President, Treasurer and Chief Financial Officer to the position of Vice President and Treasurer. The Board's action was in response to Deloitte having advised Molex that, because of its view that this matter should have been disclosed in the representation letter dated August 20, 2004 delivered to Deloitte on September 10, 2004, Deloitte would require representations and certifications from a new principal accounting and financial officer in connection with Molex's future filings with the Securities and Exchange Commission containing financial statements, including the Form 10-Q for the fiscal quarter ended September 30, 2004. Deloitte further advised Molex that it was considering whether it would require representations and certifications from a new principal executive officer in connection with Molex's future SEC filings.

F-2

After further discussions among Molex, Deloitte and the Audit Committee, Deloitte advised Molex on November 13, 2004 that Deloitte was unwilling to continue to rely on the representations of Molex's Vice Chairman and Chief Executive Officer and Vice President, Treasurer and (former) Chief Financial Officer who had signed the representation letter dated August 20, 2004. Deloitte further advised Molex that Deloitte was willing to complete its review of Molex's unaudited financial statements for the fiscal quarter ended September 30, 2004 to be included in Molex's Form 10-Q for that fiscal quarter, but subject to a new condition. This newly-imposed condition was that Molex's Vice Chairman and Chief Executive Officer and Vice President, Treasurer and (former) Chief Financial Officer no longer serve as officers of Molex or in management roles where they have any significant responsibilities for the maintenance of Molex's books and records, preparation of Molex's financial statements, or are an integral part of the Company's underlying system of internal accounting controls. Molex's Audit Committee and Board of Directors each unanimously rejected this condition imposed by Deloitte. Following the communication of Molex's position, representatives of Deloitte advised Molex on November 13, 2004 that Deloitte was resigning as Molex's independent auditors effective immediately.

In connection with the audits of Molex's consolidated financial statements for the years ended June 30, 2003 and 2004, and during the subsequent interim period through November 13, 2004, there were no disagreements between Molex and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its report, except as described above and in this paragraph with respect to Deloitte's disagreement with the accounting treatment of the PII adjustment initially proposed by Molex management. Deloitte informed Molex that the entire estimated PII impact should be recorded in the fiscal quarter ended September 30, 2004. The issue was discussed with the Audit Committee. The Audit Committee asked management and Deloitte to work jointly to determine the appropriate accounting treatment, and after further discussions, the entire estimated PII impact was recorded in the fiscal first quarter ended September 30, 2004 as reflected in the earnings press release issued on October 20, 2004 and in the Form 10-Q filed with the Commission on November 15, 2004.

Molex has authorized Deloitte to respond fully to the inquiries of any potential successor accountant concerning the subject matter of the foregoing.

Molex has requested that Deloitte furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. Molex will amend this Form 8-K and attach a copy of such letter as an exhibit promptly after Deloitte furnishes the letter to Molex.

* * * * * * * * * * * * *

F-3

EXCERPT FROM FORM 8-K/A FILED DECEMBER 1, 2004

Item 4.01 Changes in Registrant's Certifying Accountant.

As indicated in the Current Report on Form 8-K filed by Molex Incorporated with the Securities and Exchange Commission on November 18, 2004, Molex provided its former independent auditor, Deloitte & Touche LLP ("Deloitte"), with a copy of such Current Report and requested in accordance with Item 304(a)(3) of Regulation S-K that Deloitte furnish a letter addressed to the SEC stating whether Deloitte agrees with the statements in such Current Report. This Amendment No. 1 to such Form 8-K is being filed pursuant to Item 304(a)(3) to include as Exhibit 16.1 hereto the letter from Deloitte dated November 30, 2004 addressed to the SEC (the "Letter") received by Molex in response to such request. By filing this Letter as required by applicable SEC requirements, Molex makes no comment as to the accuracy or completeness of the Letter.

* * * * * * * * * * * * *

EXHIBIT 16.1

[Letterhead of Deloitte & Touche LLP]

November 30, 2004

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madam:

We have read Item 4.01 of Form 8-K of Molex Incorporated (the "Company") dated November 13, 2004 and have the following comments:

FIRST PARAGRAPH

We agree with the statements made in this paragraph.

SECOND PARAGRAPH

We have no basis upon which to agree or disagree with the statements made in this paragraph.

THIRD AND FOURTH PARAGRAPHS

We agree with the statements made in these paragraphs.

FIFTH PARAGRAPH

We have no basis upon which to agree or disagree with the statements made in this paragraph, as we did not complete our review of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 prior to our resignation.

SIXTH PARAGRAPH

The statements made by the Company in the first four sentences of this paragraph are describing events which occurred in July 2004 shortly after the Company's June 30, 2004 fiscal year end and before the Company had issued a press release on July 27, 2004, announcing its fiscal 2004 results and before the Company filed, on September 10, 2004, its financial statements for fiscal 2004. Deloitte and Touche LLP ("Deloitte" or "D&T") did not become aware of such events until subsequent to October 14, 2004. Our comments below are based solely on discussions with management and the Audit Committee Chairman, and a written chronology (the "Chronology") prepared by the then, Vice President, Treasurer and Chief Financial Officer (the "CFO") which was provided to us by the Audit Committee Chairman on November 2, 2004. Based upon the foregoing, we have the following comments:

F-4

- We agree with the statements made in the first sentence of this paragraph. For purposes of clarity, the issue was that intercompany profit included in "in-transit" inventory had not been eliminated in consolidation (the "PII Error"). This error resulted in an overstatement of inventory with a corresponding overstatement of income for each historical period in which the elimination was not made.

- We disagree with the statement made in the second sentence of this paragraph because it is incomplete. The CFO's Chronology also indicates that at the July 21, 2004 meeting: (1) the President and Chief Operating Officer and one of the Co-Chairmen of the Company's Board of Directors also attended; (2) in addition to the PII Error, the possible reversal of a self-insurance reserve was discussed; and (3) the CFO's Chronology indicates that "the group also discussed whether this issue" (the PII Error) "should be reported to D&T and the Audit Committee as part of the year-end audit".

- We disagree with the statements made in the third sentence of this paragraph because the Chronology indicates that the amount of the PII Error was known at the time of the July 21, 2004 meeting and was subject only to a determination as to how the PII Error had occurred.

- We have no basis upon which to agree or disagree with management's stated conclusions in the fourth sentence of this paragraph.

With respect to the fifth sentence of this paragraph, we agree that the Company issued a press release on July 27, 2004. We make no comment as to the accuracy or completeness of the Company's press release.

We agree with the statements made in the sixth sentence of this paragraph; however, such statements do not indicate that the representation letter was also later signed by the Executive Vice President/President Far East South, and that a second representation letter, dated September 10, 2004, reaffirming the representations made as of August 20, 2004, was provided to us and was signed by the Vice Chairman and Chief Executive Officer (the "CEO") and the CFO.

SEVENTH PARAGRAPH

We agree with the statements made in the first sentence of this paragraph.

We disagree with the statements made in the second sentence of this paragraph because it is incomplete and inaccurately suggests that the amount of the PII Error was not known. The Company initially recorded approximately $2 million of the PII Error in the first quarter of fiscal 2005 and indicated an intention of recording the remainder in the subsequent fiscal 2005 quarters. Also, the Company indicated that the reversal of the self-insurance reserve would be recorded to offset a portion of the remaining adjustments resulting from the PII Error. The Company's reference to a "full analysis of all inventory allowances" has no impact on the PII Error.

We agree with the statements made in the third sentence of this paragraph. For purposes of clarity, we had not previously been informed of the PII Error, nor were we informed in the October 15, 2004 meeting that the PII Error and self-insurance reserve matters had been identified by the Company prior to the filing of the Company's 2004 annual report on Form 10-K.

We agree with the statements made in the fourth sentence of this paragraph. For purposes of clarity, the Company had not recorded a reduction to its inventory allowances or self-insurance reserve at the time of the October 15, 2004 meeting. The Company's written analysis, provided to us at this meeting, also indicated that the reductions in the inventory component allowance of $300,000 to $500,000 were appropriate, and that the Company's accounts receivable reserve was potentially overstated by approximately $3 million to $4 million.

We agree with the statements made in the fifth sentence of this paragraph. For purposes of clarity, the potential over accrual of the accounts receivable reserve of $3 million to $4 million was also discussed at the October 19, 2004 Audit Committee Meeting.

We disagree with the statements made in the sixth sentence of this paragraph because as of October 19, 2004 we had performed no procedures regarding the amount of the PII Error and were not in a position to have been in agreement with such amount. We agree that we disagreed with the Company's proposed accounting treatment for the PII Error.

We agree with the statement made in the seventh sentence as to the timing of recording of such adjustment, however, we disagree with the statement suggesting that the PII Error was an estimate. The amount of the PII Error was determinable and known to management.

We agree with the statements made in the eighth sentence of this paragraph. For purposes of clarity, after the October 19, 2004 Audit Committee Meeting, the CFO informed us that if the Company were required to record the entire PII Error in the first quarter, she would offset the entry by recording adjustments to inventory allowances so that income for the quarter would not change from the preliminary income amount available at the time of the October 15, 2004 meeting. The reported income amount shown in the Company's October 20, 2004 press release and in its Form 10-Q filing for the quarter ended September 30, 2004 do not differ from the preliminary income amount available on October 15, 2004.

With respect to the ninth sentence of this paragraph, we agree that the Company issued a press release on July 27, 2004. We make no comment as to the accuracy or completeness of the Company's press release.

We agree with the statements made in the tenth sentence of this paragraph. For purposes of clarity, on October 21, 2004, we had not completed our procedures relating to the adjustment recorded by the Company for the reduction in inventory allowance since the support had not been provided to us by the Company.

We have no basis upon which to agree or disagree with the statements made in the eleventh sentence of this paragraph.

EIGHTH PARAGRAPH

We agree that the CFO made the statements as indicated in the first sentence of this paragraph; however, the CFO's characterization of the PII Error as "potential" was not correct because the amount of the PII Error was known in July 2004.

We disagree with the statement made in the second sentence of this paragraph because it is incomplete and inaccurate. On October 28, 2004, we informed the Co-Chairmen of the Board that the CFO had knowledge of the errors prior to filing the June 30, 2004 Form 10-K and failed to disclose such errors to us. Later that day, we informed the Audit Committee Chairman. At that time we requested that the Audit Committee, with assistance of experienced counsel, conduct an investigation into the matter to determine the facts and circumstances surrounding the CFO's knowledge of the errors at the time she signed the representation letters; whether anyone else at the Company had knowledge of the errors; whether the CFO had instructed anyone to withhold such information from us; whether there were any other events which had transpired that had not been properly communicated; whether there were any other significant reserve adjustments, accounting matters or errors that had not been disclosed by management to us; and whether any illegal acts had occurred. We advised the Audit Committee Chairman that we would be unable to complete our review of the first quarter until the investigation was completed to our satisfaction and any remedial action was taken. We further informed the Audit Committee Chairman that it was highly unlikely that we would be willing to continue to rely on the CFO's representations in connection with our reviews or audits.

We have no basis upon which to agree or disagree with the statements made in the third sentence of this paragraph as to the CEO's and CFO's actual beliefs; however, the stated beliefs are inconsistent with the written representations included in the representation letters to us dated August 20, 2004 and September 10, 2004 and signed by the CEO and CFO on September 10, 2004, which state, among other things, that there are no transactions (such as the PII Error and the self-insurance reserve over-accrual) that had not been properly recorded in the accounting records, and that no matters had come to management's attention subsequent to June 30, 2004 that required consideration as adjustments to or disclosures in the financial statements.

We disagree with the statements made in the fourth sentence of this paragraph. As discussed above, on October 28, 2004 we requested that the Audit Committee conduct an investigation and informed them we would be unable to complete our review of the Company's financial statements for the quarter ended September 30, 2004 until such investigation had been completed to our satisfaction and any appropriate remedial action had been taken.

NINTH PARAGRAPH

We disagree with the statements made in the first sentence of this paragraph because they are incomplete. On November 1, 2004, we met with the CEO, and he informed us that he set the tone for communications and that he probably did discuss with the CFO not informing Deloitte of the PII Error; and that he had not read the representation letter prior to signing it.

F-6

On November 2, 2004, the Chairman of the Audit Committee provided us with the Chronology prepared by the CFO stating that the matters in question had been discussed at the July 21, 2004 management meeting. As a result of receiving this information, we informed the Chairman of the Audit Committee that our willingness to rely on representations of the CEO was now also in question. On November 3, 2004, we informed the Chairman of the Audit Committee of the following: (1) we had concluded that we were no longer willing to rely on the representations of either the CEO or the CFO; (2) the Audit Committee should conduct an investigation and engage outside independent counsel to directly assist the Audit Committee; and (3) we would be unable to complete our review of the first quarter until the investigation was completed to our satisfaction and any appropriate remedial actions were taken.

We have no basis upon which to agree or disagree with the statements made in the second and third sentences of this paragraph. Such statements are consistent with the written report that was ultimately provided to us.

We agree with the statements made in the fourth sentence of this paragraph.

We disagree with the statements made in the fifth sentence of this paragraph because they are incomplete. On November 9, 2004, after receiving a verbal report on the results of the investigation, we informed the Audit Committee Chairman and independent counsel that the investigation was not complete and that additional work should be performed to; (1) resolve the discrepancies between the facts as presented to us by the investigators and the information contained in the Chronology, the comments made to us by the CEO discussed above and other information provided to us by the Audit Committee Chairman; (2) perform a search of personal files and emails to determine whether other individuals had knowledge of the matters and whether there were other accounting matters or errors that had not been disclosed to us; and (3) determine whether any illegal acts had occurred.

We agree with the statements made in the sixth sentence of this paragraph. For purposes of clarity, the written report was provided to us on November 11, 2004 and a written supplement was provided to us on November 13, 2004.

TENTH PARAGRAPH

We agree with the statements made in the first sentence of this paragraph. For purposes of clarity, we were provided with a draft of the Form 12b-25 less than two hours before the filing deadline. We were in the process of providing our comments on the draft of the Form 12b-25 to the Company's outside counsel, when we were informed by them that there was insufficient time to consider our comments prior to the filing deadline. We make no comment as to the accuracy or completeness of the Company's Form 12b-25 filed on November 10, 2004.

We agree with the statements made in the second sentence of this paragraph.

We have no basis upon which to agree or disagree with the statements made in the third sentence of this paragraph; however, as previously stated, we had informed the Audit Committee Chairman that we were no longer willing to rely on the representations of either the CEO or the CFO.

We disagree with the statements made in the fourth sentence of this paragraph. Various members of Senior Management and the Board informed us that they believed the investigation could show that the CEO did not knowingly misrepresent matters to us. We informed the Company that we could reconsider our willingness to rely on the CEO's representations if the results of the investigation so warranted; however, as the investigation was not complete, we did not withdraw our previous communication regarding our unwillingness to rely on the CEO's representations.

ELEVENTH PARAGRAPH

We agree with the statements made in the first and fifth sentences of this paragraph.

We disagree with the statements made in the second and third sentences of this paragraph as to the imposition of new conditions. We had previously communicated to the Audit Committee Chairman and the Co-Chairmen of the Board that we were unwilling to rely on the representations of the CEO and CFO and that their having roles in the Company in which they would have significant authority or responsibilities with respect to the Company's accounting books and records, financial reporting, or system of internal control would not be acceptable. After considering the Company's November 10, 2004 announcement that the Vice President, Treasurer and Chief Financial Officer would be reassigned to the position of Vice President and Treasurer, we concluded that under the circumstances, the parameters of such previous communications would preclude both the CEO and former CFO from being officers of the Company. We informed the Company of such conclusion on November 13, 2004.

We have no basis upon which to agree or disagree with the statements made in the fourth sentence of this paragraph.

TWELFTH PARAGRAPH

We agree with the statements made in the first and third sentences of this paragraph.

We agree with the statements made in the second sentence as to the timing of recording of such adjustment, however, we disagree with the statements suggesting that the PII Error was an estimate as opposed to an error whose amount was determinable and known to management.

We agree with the statements made in the fourth sentence of this paragraph. For purposes of clarity, we did not complete our review of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 prior to our resignation. In addition, we make no comment as to the accuracy or completeness of the Company's press release.

THIRTEENTH PARAGRAPH

We agree with the statements made in this paragraph.

FOURTEENTH PARAGRAPH

We agree with the statements made in the first sentence of this paragraph.

We have no basis upon which to agree or disagree with the statements made in the second sentence of this paragraph.

Yours Truly,

/s/ Deloitte & Touche LLP

cc: Louis A. Hecht, Corporate Secretary and General Counsel, Molex Incorporated

cc: Robert B. Mahoney, Executive Vice President, President Far East South and Acting Chief Financial Officer, Molex Incorporated

cc: Douglas K. Carnahan, Chairman of Audit Committee, Molex Incorporated

F-8

MOLEX INCORPORATED

2005 ANNUAL MEETING OF STOCKHOLDERS
October 28, 2005 10:00 a.m.

THE SYMPOSIUM THEATER
THE WYNDHAM HOTEL

3000 Warrenville Road, Lisle, Illinois 60532
(630) 505-1000

GENERAL DIRECTIONS

Located just North of the "High Tech" East/West Tollway (I-88) Corridor near the Intersection of Naperville and Warrenville Roads

From the North:
- Take I-355 or I-294 to I-88 West
- Take I-88 West to Naperville Road exit

From the South:
- Take I-55 North to I-355 OR I-57 to I-294 to I-88 West
- Take I-88 West to Naperville Road exit

From the West:
- Take I-88 East to Naperville Road exit

From the East:
- Take the Eisenhower Expressway (I-290) West to I-88 West
- Take I-88 West to Naperville Road exit

Once at the Naperville Road Exit:
- Exit Naperville Road to the left (North)
- Proceed one block to Warrenville Road (stop light)
- Turn right (East)
- Hotel is ½ block on the left hand (North) side of Warrenville Road

(Direction)

MOLEX INCORPORATED

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED DIRECTORS AND THE OTHER LISTED PROPOSALS

Vote on Directors

	For All	Withhold All	For All Except	To withhold authority to vote, mark "For All Except" and write the nominee's number(s) for which authority is withheld on the line below

1. Election of Directors of Molex Incorporated –
   Class III nominees to serve a three-year term
   Nominees: 01) John H. Krehbiel, Jr.; 02) Robert J. Potter; 03) Edgar D. Jannotta; 04) Donald G. Lubin
   Class I nominee to serve a one year term
   Nominees: 05) David L. Landsittel

   ☐ For All ☐ Withhold All ☐ For All Except   _____

Vote On Proposals

	For	Against	Abstain
2. Adoption of the Amended and Restated 1998 Molex Stock Option and Restricted Stock Plan	☐	☐	☐
3. Adoption of the 2005 Molex Employee Stock Award Plan	☐	☐	☐

	For	Against	Abstain
4. Adoption of the 2005 Molex Employee Stock Purchase Plan	☐	☐	☐
5. Adoption of the 2005 Molex Incentive Stock Option Plan	☐	☐	☐
6. Adoption of the Amended and Restated 2000 Molex Long-Term Stock Plan	☐	☐	☐
7. Ratification of the appointment of Ernst & Young LLP as the independent auditors of the Company for the fiscal year ending June 30, 2006.	☐	☐	☐

Please sign your name exactly as it appears as it is imprinted on the card. When joint tenants hold shares, both should sign. When signing as an attorney, as executor, administrator trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign the partnership name by authorized person(s).

HOUSEHOLDING ELECTION-Please indicate if you consent to receive certain future investor communications in a single package per household.

Yes ☐ No ☐

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

---

MOLEX INCORPORTED

2222 Wellington Court, Lisle, Illinois 60532

Annual Meeting of Stockholders – October 28, 2005

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned stockholder(s) of Molex Incorporated (**"Molex"**), a Delaware corporation, hereby acknowledges receipt of the proxy statement dated September 23, 2005 and hereby appoints John H. Krehbiel, Jr. and Frederick A. Krehbiel and each or any of them (the **"Proxies"**), as proxies and attorneys-in-fact, each with full power of substitution, on behalf of and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of Molex, to be held October 28, 2005 at 10:00 a.m., Central Daylight Time, in the Symposium Theater at the Wyndham Hotel, 3000 Warrenville Road, Lisle, Illinois, and at any adjournments or postponements thereof (the **"Annual Meeting"**), and to vote all of the shares of Common Stock (or Class B Common Stock) of Molex held of record by the undersigned as of the close of business on September 2, 2005 which the undersigned would be entitled to vote if personally present at the Annual Meeting with all the powers the undersigned would possess, on all matters set forth on the reverse side. **The Proxies, in their discretion, are further authorized to vote (1) for the election of a person to the Board of Directors if any nominee herein becomes unavailable to serve or for good cause will not serve, and (2) in their best judgment on any other matters that may properly come before the Annual Meeting.**

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). **IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 7.**

PLEASE VOTE, DATE AND SIGN THIS PROXY AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE

(Continued, and to be signed and dated, on the reverse side.)

(Ballot)